Filed Pursuant to Rule 424(b)(5)

Registration No. 333-170999

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 20, 2010)

$125,000,000
8.50% Convertible Senior Notes due 2017

The Offering:

●	We are offering $125 million aggregate principal amount of our 8.50% convertible senior notes due 2017 (the “notes”).

The Convertible Senior Notes

●	Maturity: The notes mature on October 1, 2017.
●	Interest Payments: The notes bear interest at a rate of 8.50% per annum. We will pay interest on the notes semi-annually, in arrears, on April 1 and October 1 of each year, commencing April 1, 2014.
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Ranking: The notes will be our general unsecured senior obligations and will be subordinated to all of our existing and future secured debt to the extent of the assets securing that secured debt and pari passu with all of our existing and future senior debt. In addition, the notes will be effectively subordinated to all of the liabilities of our subsidiaries. BPZ Resources, Inc. is a holding company. All of our significant operations are conducted at our operating subsidiaries.

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Conversion Rights: Holders may convert their notes at any time prior to the close of business on the second business day immediately preceding the maturity date under the following circumstances: (1) during any fiscal quarter (and only during such fiscal quarter) commencing after October 1, 2013, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price of the notes (as defined herein) for at least 20 trading days in the period of 30-day consecutive-trading-day period ending on the last trading day of the preceding fiscal quarter; (2) prior to July 1, 2017, during the five business-day period after any ten consecutive trading-day period (the “measurement period”) in which the trading price of $1,000 principal amount of notes for each trading day in the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on such trading day; or (3) upon the occurrence of one of specified corporate transactions described in this prospectus supplement. Holders may also convert their notes at their option at any time beginning on July 1, 2017, and ending at the close of business on the second business day immediately preceding the maturity date.

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Conversion Rate: The initial conversion rate will be 249.5866 shares of our common stock per $1,000 principal amount of notes, subject to adjustment. This is equivalent to an initial conversion price of approximately $4.01 per share of common stock. Upon conversion, we will deliver, at our option, shares of our common stock (together with cash in lieu of fractional shares), cash or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted.

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Repurchase and Redemption: Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus supplement, at a repurchase price of cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. We may not redeem the notes prior to the maturity thereof.

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Listing: We do not intend to apply for a listing of the notes on any stock exchange. Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “BPZ.” On September 18, 2013, the closing sale price of our common stock as reported on the NYSE was $2.41 per share.

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We have granted the underwriter named below the right to purchase, exercisable during the 30-day period beginning on the date of this prospectus supplement, up to an additional $18,750,000 aggregate principal amount of notes.

Investing in the notes involves significant risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement.

	Per Note	Total
Public offering price	90.00%	$112,500,000
Underwriting discount	3.00%	$3,750,000
Proceeds, before expenses, to us	87.00%	$108,750,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

We expect that the notes will be ready for delivery in book-entry form through the Depository Trust Company on September 24, 2013.

Sole Manager

RAYMOND JAMES

The date of this prospectus supplement is September 20, 2013

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our convertible senior notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of our convertible senior notes. If the information about the convertible senior notes offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and in the accompanying prospectus, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus supplement and the accompanying prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

Information contained on or accessible through our website does not constitute part of this prospectus supplement or the prospectus.

When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “us,” “our,” “BPZ” and “the Company” refer to BPZ Resources, Inc., a Texas corporation, and its subsidiaries (unless the context indicates another meaning).

We use certain terms commonly used in the oil and natural gas industry in this prospectus supplement and the accompanying prospectus. Please refer to the “Glossary of Oil and Natural Gas Terms” in our Form 10-K for the year ended December 31, 2012, incorporated by reference herein, for the definitions of such terms.

THE COMPANY

This is only a summary and does not contain all the information that may be important to you before investing in our convertible senior notes. You should carefully read the prospectus supplement and the accompanying prospectus, including the “Risk Factors” section starting on page S-13 of this prospectus supplement, as well as the financial statements and the other information described in this prospectus supplement under the headings “Where You Can Find More Information” and “Information Incorporated by Reference” and incorporated by reference herein before making an investment decision.

We are based in Houston, Texas with offices in Lima, Peru and Quito, Ecuador. We are focused on the exploration, development and production of oil and natural gas in Peru and, to a lesser extent, Ecuador. We also intend to utilize part of our planned future natural gas production as a supply source for the complementary development of a gas-fired power generation facility in Peru, which we expect to wholly or partially own.

We maintain a subsidiary, BPZ Exploración & Producción S.R.L. (“BPZ E&P”), registered in Peru through our wholly-owned subsidiary BPZ Energy International Holdings, L.P., a British Virgin Islands limited partnership, and its subsidiary BPZ Energy, LLC, a Texas limited liability company. Currently, we, through BPZ E&P, have exclusive rights and license contracts for oil and gas exploration and production, which, as of June 30, 2013, covered a total of approximately 2.2 million acres (1.9 million net of interests subject to our joint venture in Block Z-1) in four blocks in northwest Peru. Our license contracts cover ownership of the following properties: 51% working interest in Block Z-1 (0.6 million gross acres), 100% working interest in Block XIX (0.5 million gross acres), 100% working interest in Block XXII (0.9 million gross acres) and 100% working interest in Block XXIII (0.2 million gross acres). The Block Z-1 contract was signed in November 2001, the Block XIX contract was signed in December 2003 and the Blocks XXII and XXIII contracts were signed in November 2007. Generally, according to Peru’s Organic Hydrocarbon Law No. 26221 and the regulations thereunder (the “Organic Hydrocarbon Law” or “Hydrocarbon Law”), the seven-year term for the exploration phase can be extended in each contract by an additional three years up to a maximum of ten years, provided that Perupetro S.A. (“Perupetro”), a corporation owned by the Peruvian government empowered to negotiate and enter into contracts for the exploration and exploitation of hydrocarbons on behalf of Peru in order to promote these activities in Peru, agrees to the extension and we comply with the minimum work programs and requirements of the exploration phase. However, specific provisions of each license contract can vary the exploration phase of the contract as established by the Hydrocarbon Law. The license contracts require us to conduct specified activities in the respective blocks during each exploration period in the exploration phase. If the exploration activities are successful, we may decide to enter the exploitation phase and our total contract term can extend up to 30 years for oil exploration and production and up to 40 years for gas exploration and production. In the event a block contains both oil and gas, as is the case in our Block Z-1, the 40-year term may apply to oil exploration and production as well.

Additionally, through our wholly-owned subsidiary, SMC Ecuador Inc., a Delaware corporation, and its registered branch in Ecuador, we own a 10% non-operating net profits interest in an oil and gas producing property, Block 2, located in the southwest region of Ecuador (the “Santa Elena Property”). In May 2013, the license agreement and operating agreement covering the property were extended from May 2016 to December 2029.

We are in the process of developing our Peruvian oil and gas resources.  We entered commercial production for Block Z-1 in November 2010 and produce and sell oil from the Corvina and Albacora fields under our current sales contracts.  We completed the installation of the new CX-15 platform in the Corvina field to continue the development of the field.  We are also appraising the potential oil reserves from the A platform in the Albacora field of Block Z-1.  In July 2013, we spudded the first development well from the new CX-15 platform.  From the time we began producing from the CX-11 platform in the Corvina field in November 2007 and the Albacora field in December 2009, through June 30, 2013, we have produced approximately 6.2 MMBbls of oil.

On December 14, 2012, Perupetro approved the terms of an amendment to the Block Z-1 license contract to recognize the sale of a 49% participating interest (“closing”) in offshore Block Z-1 to Pacific Rubiales Energy Corp. (“Pacific Rubiales”). Under the terms of the agreements signed on April 27, 2012, we (together with our subsidiaries) formed an unincorporated joint venture relationship with a Pacific Rubiales subsidiary, Pacific Stratus Energy S.A., a company organized under the laws of Panama, to explore and develop the offshore Block Z-1. Pursuant to the agreements, Pacific Rubiales agreed to pay $150 million for a 49% participating interest in Block Z-1 and agreed to fund $185 million of our share of capital and exploratory expenditures in Block Z-1 (“the carry amount”) from the effective date of the Stock Purchase Agreement (“SPA”), January 1, 2012. On December 30, 2012, the Peruvian Government signed the Supreme Decree for the execution of the amendment to the Block Z-1 license contract.

The development of Block Z-1 is subject to the terms and conditions of a Joint Operating Agreement with Pacific Rubiales that governs the legal, technical and operating rights and obligations of the parties with respect to the joint operations of Block Z-1. Under the agreement, we are the operator and carry out administrative, regulatory, government and community related duties, and Pacific Rubiales manages the technical and operating duties in Block Z-1. The Joint Operating Agreement will continue for the term of the license contract and thereafter until all decommissioning obligations under the license contract have been satisfied.

Our current activities and related planning are focused on the following objectives:

●	Optimizing oil production in the Corvina field in Block Z-1;
●	Initiating an offshore drilling campaign for the new CX-15 platform in the Corvina field;
●	Processing and analyzing the data from the three dimensional (“3-D”) seismic survey in Block Z-1 to guide further exploration and development activity within the block;
●	Working with our Block Z-1 partner, Pacific Rubiales, to continue to develop the Corvina field and to explore the remainder of Block Z-1;
●	Continuing acquisition, processing and interpretation of seismic data both onshore and offshore to better understand the characteristic and potential of our properties;
●	Planning and permitting an on-shore drilling campaign to explore and appraise our properties and meet our applicable license requirements;
●	Identifying potential partners for our other operations; and
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Continuing business development efforts of our gas-to-power project to monetize our natural gas reserves, which we have identified in Corvina, but for which no market has yet been developed and related financing has yet to be obtained.

Proved Reserves

Our estimated proved oil reserve quantities as of December 31, 2012 were prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), independent petroleum engineers. NSAI was chosen based on its knowledge of and experience in the region in which we operate. Numerous uncertainties arise in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. These uncertainties are greater for properties which are undeveloped or have a limited production history, such as our properties in Northern Peru. Our actual reserves, future rates of production and timing of development expenditures may vary substantially from these estimates. See Risk Factors, “Our reserve estimates depend on many assumptions that may turn out to be inaccurate” for further information. All of our proved reserves are in the Corvina and Albacora fields. Our net quantities of proved developed and undeveloped reserves of crude oil and standardized measure of future net cash flows are reflected in the table below. See further information about the basis of presentation of these amounts in “Supplemental Oil and Gas Disclosures (Unaudited)” in our consolidated financial statements in our Form 10-K for the year ended December 31, 2012, incorporated by reference herein.

As of December 31, 2012, we owned a 51% working interest in the Corvina and Albacora fields, subject to Peruvian government royalties of 5% to 20% depending on the level of production. The effect of these royalty interest payments is reflected in the calculation of our net proved reserves. Our estimate of proved reserves has been prepared under the assumption that our Block Z-1 license contract will allow production for the possible 40-year term for both oil and gas.

At December 31, 2012, we had estimated net proved oil reserves of 16.4 MMBbls, of which 13.4 MMBbls were in the Corvina field and 3.0 MMBbls were in the Albacora field. Both fields are located in Block Z-1 offshore of northwest Peru. Of our total proved reserves, 2.1 MMBbls (12.8%) are classified as proved reserves consisting of proved developed producing and proved developed non-producing reserves from 12 gross (6.1 net) wells, and 14.3 MMBbls (87.2%) are classified as proved undeveloped reserves. See “Supplemental Oil and Gas Disclosures (Unaudited)” in our consolidated financial statements in our Form 10-K for the year ended December 31, 2012, incorporated by reference herein, for further information.

Net Proved Crude Oil Reserves and Future Net Cash Flows

As of December 31, 2012

Based on Average First Day-of-the-Month Fiscal-Year Prices

	Actual	Estimated Future Capital Expenditures
	(in MBbls)	(in thousands)
Proved Developed Producing	1,679	$1,020
Proved Developed Not Producing	446	102
Proved Undeveloped	14,301	80,292
Total	16,426	$81,414

Standardized Measure of Discounted Future Net Cash Flows, Discounted at 10% (in thousands)	$891,313

These estimates are based upon a reserve report prepared by NSAI, as of December 31, 2012. NSAI used internally developed reserve estimates and criteria in compliance with the SEC guidelines based on data we provided. NSAI’s report is attached as Exhibit 99.1 to our Form 10-K for the year ended December 31, 2012.

The reserve volumes and values as of December 31, 2012 were determined under the method prescribed by the SEC, which requires the use of an average price, calculated as the twelve-month first day of the month historical average price for the twelve-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

As of December 31, 2012, we did not have any proved undeveloped reserves previously disclosed that have remained undeveloped for five years or more.

Our Business Plan

Our business plan is to enhance shareholder value by applying our knowledge of targeted areas in Peru and leveraging management’s experience with local suppliers and regulatory authorities to effectively and efficiently (i) identify and quantify the potential value of our oil and gas holdings in Peru; (ii) develop and increase production and cash flows from our identified holdings; (iii) create an additional revenue stream through implementation of our gas market strategy; and (iv) bring working interest partners into some or all of our Peruvian blocks to facilitate the exploration and development of these blocks. Our management team has extensive engineering, geological, geophysical, technical and operational experience and extensive knowledge of oil and gas operations throughout Latin America and, in particular, Peru.

Our focus is to re-appraise and develop properties that we control under license agreements in northwest Peru that have been explored by other companies and have reservoirs that appear to contain commercially productive quantities of oil and gas, as well as other areas that have geological formations that we believe potentially contain commercial amounts of hydrocarbons.

Two of the four blocks (Block Z-1 and Block XXIII) contain structures drilled by previous operators who encountered hydrocarbons. However, at the time the wells were drilled, the operators did not consider it economically feasible to produce those hydrocarbons. Having tested oil in our offshore Block Z-1 in our first wells in the Corvina field in 2007, and our first well in Albacora in December 2009, we are initially focusing on development of the proved oil reserves in those two fields. In June 2011, we drilled our first onshore well in Block XIX. The well tests yielded low rates of oil to surface with high water content of low-salinity. In December 2011, we determined that this well had no further utility and therefore, declared the well a dry hole. We are planning to acquire additional seismic data before considering further drilling activity in this block. Our application for an environmental permit to conduct 3-D seismic in Block XIX is under consideration by the relevant authorities.

In the near term, management is focused on the drilling operations from the new CX-15 platform utilizing the results of the 1,600 square kilometers (“km”) of 3-D seismic survey in Block Z-1 to optimize our future activities in that location, and optimizing current production activities at our current producing locations. We believe our joint venture with Pacific Rubiales in Block Z-1 will help accelerate exploration and development of Block Z-1 and unlock the value of that asset. At our onshore locations we are in the process of obtaining the necessary permits to continue exploration activities utilizing our 3-D seismic data acquired in 2011, and focusing on maximizing the value of the acreage we hold for exploration through possible joint ventures.

Credit Suisse Securities (USA) LLC is managing the formal process to find a joint venture partner for Blocks XIX and XXIII. The two blocks comprise over 800,000 acres and hold both oil and gas potential, with Block XXIII bordering the northern part of the prolific Talara oil fields. Interested partners have been invited to review the data; however, we believe it will be in our best interests to further de-risk the Block XXIII prospects by drilling up to three shallow exploratory wells on the large anticline identified by the 3-D seismic data to prove the existence of hydrocarbons before pursuing further partnering opportunities. We have received approval to move the previously agreed drilling locations to conform to the 3-D seismic results.

In addition, our business plan includes a gas-to-power project as part of our overall gas marketing strategy, which entails the installation of a 10-mile gas pipeline from the CX-11 platform to shore, the construction of gas processing facilities and the building of an approximately 135-megawatt (“MW”) simple cycle electric generating plant. The proposed power plant site is located adjacent to an existing substation and power transmission lines which, with certain upgrades, are expected to be capable of handling up to 420 MWs of power. We currently plan to wholly or partially own this power generation facility. The gas-to-power project is planned to generate a revenue stream by creating a market for the non-associated gas discovered in our Corvina field that is currently shut-in or being reinjected. This project has not yet been financed and we continue to consider the best alternatives for the project. Meanwhile, we have obtained certain permits and are in the process of obtaining additional permits to move forward with the project.

Oil Development

General

We plan to conduct additional drilling activities based in part on an ongoing assessment of economic efficiencies, license contract requirements, likely success and logistical issues, such as scheduling, required maintenance and replacement of equipment, as well as results of the collection and interpretation of new 2-D and 3-D seismic data. This assessment could result in increased emphasis and activities on a given prospect and, conversely, could result in decreased emphasis on a given prospect for a period of time. In particular, we will assess allocation of our current resources among the Corvina, Albacora, and other Block Z-1 prospects and certain onshore prospects as they develop, along with our gas-to-power project.

Block Z-1

 Divestiture

The proceeds from our joint venture with Pacific Rubiales of $150.0 million (less transaction costs of $5.7 million), less the net book value of the assets sold of $117.4 million, resulted in a gain on the sale of $26.9 million that we recognized as a component of operating and administrative expenses in connection with the closing. Due to certain tax benefits resulting from the sale, the after tax gain was $31.1 million.

At June 30, 2013 and December 31, 2012, our carry amount was $112.0 million and $126.3 million, respectively.

At June 30, 2013 and December 31, 2012, we reflected $19.9 million as other current liabilities and $20.8 million as other non-current liabilities for exploratory expenditures related to Block Z-1 under funding by Pacific Rubiales of the exploratory expenditures in Block Z-1 incurred in 2012. This amount will be settled by us and Pacific Rubiales under the terms of the SPA.

Corvina Field

We originally began producing oil from the CX-11 platform, located in the Corvina field within the offshore Block Z-1 in northwest Peru, under a well testing program that started on November 1, 2007. The Corvina field was placed into commercial production on November 30, 2010. The Corvina field consists of approximately 47,000 acres in water depths of less than 300 feet. We have completed a total of nine gross (4.6 net) oil wells, the CX11-23D, the CX11-22D, the CX11-17D, the CX11-19D, the CX11-15D, the CX11-21XD, the CX11-20XD, the CX11-18XD and the CX11-14D wells, some of which are currently being used as gas injection and/or water injection wells. Produced oil is kept in production inventory until such time that it is delivered to the refinery. The oil is delivered by vessel to storage tanks at the refinery in Talara, owned by the Peruvian national oil company, Petroleos del Peru – PETROPERU S.A., which is located 70 miles south of the platform.

Corvina's CX-11 platform is currently producing and work is underway to expand the capacity of the existing injection compressor. Once the compressor work is completed, we may perform an additional workover designed to reduce associated gas production.

The buoyant CX-15 platform was anchored in the West Corvina field, one mile south of the existing CX-11 platform, in the second half of September 2012. On November 8, 2012, we received an environmental permit from the Dirección General de Asuntos Ambientales Energéticos (“DGAAE”) allowing us to begin the drilling and subsequent operation of all production and injection facilities on the new CX-15 platform at the Corvina field. We installed three pipelines between the two Corvina platforms and one pipeline from the CX-15 platform to the discharge manifold for the floating storage and offloading vessel.

The platform monitoring and control system modifications necessary to facilitate operation of the CX-15 platform are complete. Equipment is tracking platform response to weather and ocean conditions as well as draft. As a precaution, an anchoring system was installed to provide redundancy to the spud can, which anchors the platform. In July 2013, we spudded the first development well from the new CX-15 platform in the Corvina field.

We are currently working on installing a Lease Automatic Custody Transfer (“LACT”) unit, the system for measuring the volume of crude oil when it is being transferred from the production site to our storage facility, at the Corvina field to meet the agreed date to comply with applicable regulations. We expect to commence operation of the LACT unit by the end of the third quarter of 2013 on a floating storage and offloading vessel.

Many of the Corvina oil wells have seen initial production decline rates of approximately 50% during the first year of production before stabilizing. Although each of the Corvina wells has declined differently, partly due to the fact that these wells were completed in different zones and some of the wells encountered mechanical problems, they have all initially shown typical solution gas drive behavior which can lead to significant production declines during the first year before leveling off to sustainable rates. We believe these results are influenced by technical/mechanical problems encountered with our initial wells, including unintentional production from intervals in the gas cap; however, it is possible we will see similar production declines with new Corvina wells. The representative rates of production decline remain to be determined because the effective production mechanism in the Corvina field has yet to be fully understood, although we believe that our recent initiation of gas reinjection into the gas cap is helping to slow production decline rates. Further, our ability to produce indicated reserves in Corvina depends on our ability to finance our continued operations and get our produced oil to market. Any failure in meeting these requirements could negatively affect our indicated reserves and their value as reported under the SEC rules. Therefore, in the evaluation of reserves, we attempt to account for all possible delays we can reasonably predict and their impact on the production forecast and remaining reserves to be produced.

Albacora Field

The Albacora field is located in the northern part of our offshore Block Z-1 in northwest Peru. The current area of interest within the Albacora field is located in water depths of less than 200 feet. We have completed a total of four gross (2.0 net) oil wells. We produced oil from the Albacora field from December 2009 through late October 2012 under various extended well testing permits.

Installation of the Albacora gas and water reinjection equipment was completed and the equipment was ready for reinjection to begin early in the first quarter of 2012. We received the required environmental permit for gas and produced water injection on October 29, 2012. Accordingly, the Albacora field is no longer subject to an extended well testing program and the gas and water reinjection equipment is now operating in a routine manner. We intend to mobilize a drilling rig and reinitiate the development drilling program at Albacora, guided by the 3-D seismic we obtained over the field.

Block Z-1 Seismic

We completed the 3-D seismic survey of the area to assess our prospects before conducting further drilling operations, as well as to comply with our exploration commitments under our license contract. On November 3, 2011, we received the environmental permit to acquire approximately 1,600 square kms of 3-D seismic data in our offshore Block Z-1 that was granted by the DGAAE. The seismic survey began in the first quarter of 2012. A second seismic boat was contracted to acquire the remaining areas where the CGGVeritas Vantage vessel was unable to safely navigate. The 3-D seismic acquisition on the remaining areas of Block Z-1 commenced in September 2012, with completion in February 2013. Fugro Seismic Services recently completed processing the seismic data acquired to date.

The joint technical team continues to interpret the Block Z-1 3-D seismic data we have recently acquired.

Block XIX

We have received approval from Perupetro to conduct a limited 3-D seismic survey as part of our minimum work commitment for the fourth exploration period to further evaluate future drilling locations. An environmental assessment is currently being prepared to obtain an environmental permit for the additional seismic work.

Block XXII

As a result of the 258 kms of 2-D seismic survey completed in 2011, three prospects and one lead have been defined. Evaluation continues and we expect to develop a detailed assessment of each prospect in order to define their technical merit and risk to determine their exploration potential. We plan to conduct an additional 2-D seismic program in 2013 as confirmation of potential drilling locations, and plan to drill exploratory wells after receipt of the necessary environmental permits.

We have notified Perupetro that the commitment for the second exploration period will be the drilling of one well. The timing of the actual drilling will depend on approval of the environmental permit, which is currently being prepared, and subsequent receipt of the necessary ancillary permits. Drilling on Block XXII is expected no earlier than 2014.

Block XXIII

In 2011 we acquired approximately 370 square kms of 3-D seismic data and 312 kms of 2-D seismic data, which included certain areas of interest within the Palo Santo region and four other prospects that are a part of the Mancora gas play. The processing of the 3-D and 2-D data of Block XXIII has been completed and evaluated.

The environmental permits for the drilling of several prospects identified by the 2-D and 3-D seismic data acquired in 2011 on Block XXIII was approved in January 2013. We requested and have received approval from the DGAAE to move the previously agreed drilling locations to conform to the 3-D seismic results.

We are now in the second exploration period. Drilling on Block XXIII is expected near year end 2013.

Gas-to-Power Project

Our gas-to-power project entails the installation of an approximately 10-mile gas pipeline from the CX-11 platform to shore, the construction of gas processing facilities and a 135 MW net simple-cycle power generation facility. The proposed power plant site is located adjacent to an existing substation near Zorritos and a 220 kilovolt transmission line which, after the Peruvian government completes its expansion, is expected to be capable of handling up to 420 MW of power. The existing substation and transmission lines are owned and operated by third parties.

In order to support our proposed electric generation project, we commissioned an independent power market analysis for the region. The Peruvian electricity market is deregulated and power is transported through an interconnected national grid managed by the Comité de Operación Económica del Sistema Interconectado Nacional. Based on this study, we believe we will be able to sell, under contract, economic quantities of electricity from the initial 135 MW power plant. The market study also indicates that there may be future opportunities for us to generate and sell significantly greater volumes of power into the Peruvian and possibly Ecuadorian power markets. Accordingly, the revenues from the natural gas delivered to the power plant will be derived from the sale of electricity.

We currently estimate the gas-to-power project will cost approximately $153.5 million, excluding capitalized interest, working capital and 18% value-added tax which will be recovered via future revenue billings. The $153.5 million includes $133.5 million for the estimated cost of the power plant and $20.0 million for the natural gas pipeline. While we have held initial discussions with several potential joint venture partners for the gas-to-power project in an attempt to secure additional financing and other resources for the project, we have not entered into any definitive agreements with a potential partner. In the event we are able to identify and reach an agreement with a potential joint venture partner, we may only retain a minority position in the project. However, we, along with our Block Z-1 partner, expect to retain the responsibility for the construction and ownership of the pipeline. We have obtained certain permits and are in the process of obtaining additional permits to move the project forward.

Recent Developments

Albacora Field

Drilling preparations continue to reinitiate the Albacora field drilling campaign. Some platform work to accommodate the drilling rig was required and the weather conditions in July caused delays. The first spudding at the Albacora field is now expected by late September or early October.

$40.0 Million Secured Debt Facility

We currently intend to use cash on hand to pay off the outstanding debt under our $40.0 million secured debt facility. We currently know of no reason that we cannot or will not pay off the $40.0 million secured debt facility from available funds based on our expected current cash position following this offering. Should we not pay off the $40.0 million secured debt facility as intended, it may become necessary to seek waivers for certain performance covenants based on quarterly targets.

Regulatory Developments

In May 2013, the Peruvian government enacted several Supreme Decrees that approve special provisions to speed up administrative procedures, special provisions for the performance of administrative procedures and other measures to encourage private and public investment projects, and declared it is of national interest and priority to promote and accelerate investments in Peru. These provisions establish reduced time periods for obtaining approvals to protect archaeological, water and other environmental resources, including approval of Environmental Impact Studies. These new measures are expected to speed up the hydrocarbon investments in the existing license contracts for the exploration and exploitation of hydrocarbons in Peru. We cannot, however, predict the actual effectiveness or benefits of these new measures.

Company Offices

Our principle executive offices are located at 580 Westlake Park Boulevard, Suite 525, Houston, Texas 77079 and our telephone number is (281) 556-6200. Our website address is www.bpzenergy.com. Information contained on our website does not constitute part of this prospectus supplement.

THE OFFERING

The following summary contains basic information about this offering and the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of all of the terms and provisions of the notes, please see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	BPZ Resources, Inc., a Texas corporation.

Securities	$125,000,000 aggregate principal amount of 8.50% Convertible Senior Notes due 2017 (plus up to $18,750,000 principal amount at the underwriter’s option).

Maturity	October 1, 2017, unless earlier redeemed, repurchased or converted.

Interest	The notes will bear interest at a rate of 8.50% per annum. We will pay interest on the notes semi-annually, in arrears, on April 1 and October 1 of each year, commencing April 1, 2014.

Ranking	The notes will constitute our senior unsecured debt. They will:

●     rank equally in right of payment with all of our existing and future senior unsecured debt;

●     rank senior in right of payment to all of our existing and future subordinated debt;

●     be effectively junior to our existing and future secured debt to the extent of the value of the assets securing such debt; and

●     be structurally subordinated to all of the existing and future liabilities of each of our subsidiaries.

At June 30, 2013, we had $197.1 million of consolidated outstanding indebtedness, of which approximately $40 million was secured indebtedness outstanding under our credit facility that is senior to the notes. After giving effect to the issuance of the notes, assuming no exercise of the underwriter’s option to purchase additional notes and the use of proceeds therefrom, our total consolidated indebtedness would have been $227.4 million.

Conversion Rights

Holders may convert their notes at any time prior to the close of business on the second business day immediately preceding the maturity date, in multiples of $1,000, at the holder’s option, under any of the following circumstances:

●     during any fiscal quarter (and only during that fiscal quarter) commencing after October 1, 2013, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price (as defined herein) for at least 20 trading days in the 30-day consecutive trading day period ending on the last trading day of the preceding fiscal quarter;

●     prior to July 1, 2017, during any five business-day period after any ten consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day in the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate (as defined herein) on such trading day; or

●     upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion rights—Conversion upon specified corporate transactions.”

Holders may also convert their notes at their option at any time beginning on July 1, 2017, and ending at the close of business on the second business day immediately preceding October 1, 2017.

Conversion Rate

The initial conversion rate will be 249.5866 shares of our common stock per $1,000 principal amount of notes, subject to adjustment. This is equivalent to an initial conversion price of approximately $4.01 per share of common stock. Upon conversion, we will deliver, at our option, subject to certain conditions, either (i) a number of shares of our common stock determined as set forth herein, or (ii) a combination of cash and shares of our common stock, if any, as described herein.

Conversion Settlement

Upon conversion, we will have the right to deliver shares of our common stock, cash or a combination of cash and shares of our common stock to satisfy our conversion obligation, in each case as described under “Description of Notes— Settlement upon conversion.” At any time on or prior to the 23rd business day immediately preceding the maturity date, we may make an irrevocable election to satisfy our conversion obligation by (x) delivering solely shares of our common stock or (y) paying cash up to the aggregate principal amount of the notes to be converted and delivering shares of our common stock, cash or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. See “Description of Notes— Irrevocable election of full physical settlement” and “Description of Notes— Irrevocable election of net share settlement.” Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of Notes—Conversion rights.”

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may, in certain circumstances, be entitled to an increased conversion rate. See “Description of Notes—Adjustment to shares delivered upon conversion upon make whole fundamental change.”

Sinking Fund	None.

Redemption	We may not redeem the notes prior to the maturity thereof.

Fundamental Change

If a fundamental change, as described in this prospectus supplement, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental change permits holders to require us to purchase notes.”

Events of Default

If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes—Events of Default.”

Re-opening

We may, without the consent of the holders, reopen the indenture under which the notes will be issued and issue additional notes with the same terms and with the same CUSIP number as the notes in an unlimited aggregate principal amount, provided that no additional notes may be issued unless they are fungible with the notes offered hereby for United States federal income tax purposes. The notes offered hereby and any additional notes would be treated as a single class for all purposes under the indenture and would vote together as one class on all matters with respect to the notes. See “Description of Notes—Additional Notes.”

Use of proceeds

We estimate that our net proceeds from the sale of the notes will be approximately $107.8 million after deducting the underwriting fees and all estimated offering expenses that are payable by us (or approximately $124.1 million if the underwriter exercises its option to purchase additional notes in full). We intend to use the net proceeds from the sale of the securities to repurchase in individual transactions on potentially varying terms certain of our outstanding 6.50% Convertible Senior Notes due 2015 (the “6.50% Notes”). We intend to use any remaining net proceeds for general corporate purposes, including to fund our exploration and production efforts, other projects or to reduce or refinance our outstanding debt or other corporate obligations. See “Use of Proceeds.”

Dividend policy

We currently intend to retain all future earnings to fund the development and growth of our business. We have never paid cash or other dividends on our stock. For the foreseeable future, we intend to retain earnings, if any, to meet our working capital requirements and to finance future operations. Accordingly, we do not plan to declare or distribute cash dividends to the holders of our common stock in the foreseeable future.

DTC Eligibility

The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities.

Trustee, Paying Agent and Conversion Agent	Wells Fargo Bank, National Association

Trading Symbol for Our Common Stock	Our common stock is listed on the NYSE under the symbol “BPZ.”

Risk factors

See “Risk Factors” beginning on page S-13 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Investing in the notes involves risks. In addition, as a result of the conversion feature of the notes, a holder will also be exposed to the risks of owning our common stock, and the value of the notes may fluctuate with the value of our common stock. You should carefully consider the risks described below relating to an investment in the notes and our common stock, as well as the risks relating to our business and all other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. The risks and uncertainties described below, in the accompanying prospectus and in our other filings with the SEC incorporated by reference herein are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In such case, the value of the notes and our common stock could decline and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry, the Power Industry, and Our Business.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors that may turn out to be inaccurate. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the estimated value of reserves shown in this prospectus supplement.

In order to prepare our reserve estimates, our independent petroleum engineers must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process of estimating reserves also requires economic assumptions about matters, such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise, and can vary.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates, and those variances may be material.  Any significant variance could materially affect the estimated quantities and estimated value of our reserves.

We continue to assess new data we have collected or will collect in the near future, including the continuing assessment of recently acquired 3-D seismic data, analysis of cores drawn or to be drawn from our drilling program, production from our recent drilling program and planned acquisition of additional 2-D and 3-D seismic data. The results of our assessments could affect reported reserves. In addition, our independent petroleum engineers may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the estimated value of our proved reserves prepared in accordance with the SEC’s guidelines referred to in this prospectus supplement is the current market value of our estimated oil reserves. We base the estimated value of future net cash flows from our proved reserves on an unweighted arithmetic average of the first-day-of-the month price for each month during the 12-month calendar year and year-end costs. Actual future prices, costs, taxes and the volume of produced reserves may differ materially from those used in the estimated value.

We have entered into a significant joint venture. This joint venture may limit our operations and corporate flexibility in Block Z-1; actions taken by our joint venture partner in Block Z-1 may materially impact our financial position and results of operation, and we may not realize the benefits we expect from this joint venture. Various aspects of our Pacific Rubiales joint venture could materially impact us: The development of Block Z-1 is subject to the terms and conditions of a Joint Operating Agreement and we no longer have unlimited flexibility to control the development of this property. We share approval rights over major decisions and overall supervision of joint operations through a joint operating committee. Pacific Rubiales may have interests and goals that are inconsistent with ours. The performance of our joint venture partner’s obligations under the Joint Operating Agreement is outside of our direct control. The ability or failure of our joint venture partner to pay its funding commitment, including costs to be paid on our behalf during the drilling term, could increase our costs of operations or result in reduced drilling and production of oil and gas, or loss of rights to develop Block Z-1. These restrictions may preclude transactions that could be beneficial to our shareholders. Pacific Rubiales is the technical operator of the field under an Operating Services Agreement. Their ability to deliver the continued safe and efficient operations of the block under this agreement will have a material impact on us. Disputes between us and our joint venture partner, or actions taken by our joint venture partner, may result in litigation or arbitration that would increase our expenses, delay or terminate projects and distract our officers and directors from focusing their time and effort on our business.

We have not been profitable since we commenced operations and have historically had limited earnings from operations.  To date, we have been unable to support our exploration and development activities solely through earnings from operations.  While we currently have a working capital surplus, the sources of our working capital surplus have generally been equity issuances, debt financings and asset sales, rather than revenue from operations, and we may incur working capital deficits in the future.  We cannot provide any assurance that we will be profitable in the future or that we will be able to generate cash from operations or financings to fund working capital deficits.

Our business involves many uncertainties and operating risks that may prevent us from realizing profits and can cause substantial losses. Our exploration and production activities may be unsuccessful for many reasons, including weather, the drilling of dry holes, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well will not ensure we will realize a profit on our investment. A variety of factors, including geological, regulatory and market-related factors can cause a well to become uneconomical or only marginally economical. Our business involves a variety of operating risks, including:

●	fires;
●	explosions;
●	blow-outs and surface cratering;
●	uncontrollable flows of natural gas, oil and formation water;
●	natural disasters, such as earthquakes, tsunamis, typhoons and other adverse weather conditions;
●	pipe, cement, subsea well or pipeline failures;
●	casing collapses;
●	mechanical difficulties, such as lost or stuck oil field drilling and service tools;
●	abnormally pressured formations; or
●	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

Experiencing any of these operating risks could lead to problems with any well bores, platforms, barges, gathering systems and processing facilities, which could adversely affect our present and future drilling operations. Affected drilling operations could further lead to substantial losses as a result of:

●	injury or loss of life;
●	severe damage to and destruction of property, natural resources and equipment;
●	pollution and other environmental damage;
●	clean-up responsibilities;
●	regulatory requirements, investigations and penalties;
●	suspension of our operations; or
●	repairs to resume operations.

If any of these risks occur, we may have to curtail or suspend any drilling or production operations and we could have our oil sales interrupted or suspended, which could have a material adverse impact on our financial condition, operations and ability to execute our business plan.

We require additional financing for the exploration and development of our oil and gas properties and the construction of our proposed power generation facility, pipeline and gas processing facility. Since becoming a public company in 2004, we have funded our operations with the net proceeds of sales of securities and debt financing, and the sale of a 49% participating interest in Block Z-1 for $150.0 million in 2012. We began to generate revenues from operations in the fourth quarter of 2007. We will need additional financing to fully implement our development plan. As we continue to execute our business plan and expand our operations, our cash generation from operations along with our commitments are likely to increase and, therefore, the likelihood of our seeking additional financing, either through the equity markets, debt financing, joint ventures, asset sales or a combination thereof may occur.  If we are unable to timely generate or obtain adequate funds to finance our exploration and development plans, our ability to develop our oil and natural gas reserves may be limited or substantially delayed. Such limitations or delays could result in a failure to realize the full potential value of our properties or could result in the potential loss of our oil and gas properties if we were unable to meet our obligations under the license agreements, which could, in turn, limit our ability to repay our debts. Inability to timely generate or obtain funds also could cause us to delay, scale back or abandon our plans for construction of our power generation facility, pipelines and gas processing facility.

We may obtain future amounts required to fund our activities through additional equity and debt financing, joint venture arrangements, the sale of oil and gas interests, and/or future cash flows from operations. However, adequate funds may not be available when needed or may not be available on favorable terms. The exact nature and terms of such funding sources are unknown at this time, and there can be no assurance that we will obtain such funding or have funding available to adequately finance our future operations.

Changes in the financial and credit market may impact economic growth may also affect our ability to obtain funding on acceptable terms. Global financial markets and economic conditions have been disrupted and volatile.  Accordingly, the equity capital markets can become exceedingly distressed.  Market discontinuities, credit risk pricing and the weak economic conditions, can make it difficult to obtain debt or equity capital funding. In addition, debt securities generally are susceptible to interest rate risk, which is the chance that bond prices overall will decline because of rising interest rates.

Due to these and possibly other factors, we cannot be certain funding will be available if needed, and to the extent required, on acceptable terms.  If funding is not available as needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our exploratory and development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

We have a limited operating history and have only been in commercial production in our Block Z-1 since November 2010. We are in the initial stages of developing our oil and natural gas reserves. We have transitioned from an extended well testing program into commercial production in the Corvina and Albacora fields in our Block Z-1 and have produced and sold oil under an extended well testing programs in both fields in the past.  We are also subject to all of the risks inherent in attempting to expand a relatively new business venture. Such risks include, but are not limited to, the possible inability to profitably operate our existing properties or properties to be acquired in the future, our possible inability to fully fund the development requirements of such properties and our possible inability to acquire additional properties that will have a positive effect on our operations. We can provide no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of our securities.  Accordingly, we are subject to the risk that because of these factors and other general business risks noted throughout these “Risk Factors,” we may not be able to profitably execute our plan of operation.

As of December 31, 2012, approximately 87% of our estimated net proved reserves were undeveloped.   There can be no assurance that all of these reserves will ultimately be developed or produced.  We own rights to oil and gas properties that have limited or no development. We can provide no guarantees that our properties will be developed profitably or that the potential oil and gas resources on the property will produce as expected if they are developed.

Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations.  The reserve data assumes that we will make significant capital expenditures to develop our reserves.  We have prepared estimates of our oil reserves and the costs associated with these reserves in accordance with industry standards.  However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated.  We may not have or be able to obtain the capital we need to develop these proved reserves.

We may not be able to replace our reserves. Our future success will depend upon our ability to find, acquire and develop oil and gas reserves that are economically recoverable. Any reserves we develop will decline as they are produced unless we are able to conduct successful revitalization activities or are able to replace the reserves by acquiring properties containing proven reserves, or both. To develop reserves and achieve production, we must implement our development and production programs, identify and produce previously overlooked or by-passed zones and shut-in wells, acquire additional properties or undertake other replacement activities. We can give no assurance that our planned development, revitalization, and acquisition activities will result in significant reserves replacement or that we will have success in discovering and producing reserves economically. We may not be able to locate geologically satisfactory property, particularly since we will be competing for such property with other oil and gas companies, most of which have much greater financial resources than we do. Moreover, even if desirable properties are available to us, we may not have sufficient funds with which to acquire or develop them.

Any failure to meet our debt obligations, or the occurrence of a continuing default under our debt facilities or our Convertible Notes due 2015, would adversely affect our business and financial condition. On January 27, 2011, we and our subsidiaries, Empresa Eléctrica Nueva Esperanza S.R.L. and BPZ E&P, entered into a Credit Agreement with Credit Suisse, as lender and administrative agent, dated January 27, 2011, wherein Credit Suisse provided a $40.0 million secured debt facility to our power generation subsidiary, Empresa Eléctrica Nueva Esperanza S.R.L., and we and our subsidiary, BPZ E&P, agreed to unconditionally guarantee the debt facility on an unsecured basis.

The $40.0 million secured debt facility is secured, in part, by three LM6000 gas-fired packaged power units that were purchased by us from GE through our power generation subsidiary, Empresa Eléctrica Nueva Esperanza S.R.L. The $40.0 million secured debt facility is also secured by a debt service reserve account for the facility.

The debt facilities require us to comply with various operational and other covenants and provide for events of default customary for agreements of this type. If an event of default occurs, Credit Suisse shall, upon the request of the majority lenders, or may, by notice to the borrower, (i) immediately terminate the lending commitments; (ii) declare all or part of the principal amount of the loans, together with accrued interest, immediately due and payable, without demand; provided that, all lending commitments shall automatically terminate and all amounts due and payable on any loan will automatically become immediately due and payable without notice if the borrower or any guarantor and any of their respective subsidiaries appoint a receiver, liquidator or trustee, make a general assignment for the benefit of their creditors, become insolvent, go bankrupt, liquidate, or are subject to certain monetary judgments exceeding in the aggregate, $3.0 million under the $40.0 million debt facility; and/or (iii) liquidate the security collateral and apply the proceeds thereof to pay the loans. In addition, each of the debt facilities provides for a mandatory prepayment of the loans under certain circumstances.

We recently amended our secured debt facility to extend the compliance dates for certain covenants, to accommodate for delays in our development of our projects resulting from various factors. We have received a waiver for the repurchase of a portion of our Convertible Notes due 2015. If we do not pay off the $40.0 million secured debt facility as currently intended, it may become necessary to seek waivers for certain performance covenants based on quarterly targets. If we do not pay off the $40.0 million secured debt facility, further amendments could also become necessary and we can give no assurance we will be able to obtain such amendments, in which case we could default on our obligations to our lenders.

In addition to our $40 million debt facility, during the first quarter of 2010, we issued $170.9 million of Convertible Notes due 2015, which bear interest semi-annually at a rate of 6.50% per year. The Convertible Notes mature with repayment of $170.9 million (assuming no conversion by the note holders) due on March 1, 2015. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes by any of the note holders, should the conditions for conversion occur, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), we will be required to pay cash in respect of all or a portion of our conversion obligation. Should any notes not be redeemed or converted, repayment of the notes in cash is required at the maturity date. We may not have sufficient funds to pay the interest, repurchase price or cash in respect of our conversion obligation when due. If we fail to pay interest on the notes, repurchase the notes or pay any cash payment due when required (whether on an interest payment date, at maturity, upon repurchase, upon conversion or otherwise), we will be in default under the indenture governing the notes. The indenture contains customary terms and covenants and events of default. If an event of default (as defined therein) occurs and is continuing, the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the Convertible Notes due 2015 then outstanding by notice to us and the trustee, may declare the principal and accrued and unpaid interest (including additional interest or premium, if any) on the Convertible Notes due 2015 to be due and payable. In the case of an event of default arising out of certain bankruptcy events (as set forth in the Indenture), the principal and accrued and unpaid interest (including additional interest or premium, if any), on the notes will automatically become due and payable.

Our ability to meet our current and future debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive, if it can be done at all.

We are assessing additional joint venture or partner relationships in our other blocks and our power generation project which subjects us to additional risks that could have a material adverse effect on the success of our operations, our financial position and our results of operations. We may enter into additional joint venture arrangements in the future for Block Z-1 or our other blocks and our power generation project. These third parties may have obligations that are important to the success of the joint venture, including technical and operational as well as the obligation to pay their share of capital and other costs of the joint venture. The performance of these obligations, including the ability of the third parties to satisfy their obligations under these arrangements, is outside our direct control. If these parties do not satisfy their obligations under these arrangements, our business may be adversely affected. Any joint venture arrangements we may enter into may involve risks not otherwise present when exploring and developing properties directly, including, for example:

●	our joint venture partners may share certain approval rights over major decisions;
●	our joint venture partners may not pay their share of the joint venture’s obligations, leaving us liable for their shares of joint venture liabilities;
●	we may incur liabilities as a result of actions taken by our joint venture partners;
●	our joint venture partners may have economic or business interests or goals that are inconsistent with, or adverse to, our interests or goals;
●	our joint venture partners may be in a position to take actions contrary to our instructions or requests or contrary to our policies or objectives; and

●	disputes between us and our joint venture partners may result in delays, litigation or operational impasses.

The risks described above or the failure to continue our joint venture or to resolve disagreements with our joint venture partner could adversely affect our ability to transact the business that is the subject of such joint venture and increase our expenses, which would in turn negatively affect our financial position and results of operations.

Our future operating revenue depends upon the performance of our properties. Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of oil and gas and our ability to expand our operations through the successful implementation of our plans to explore, acquire and develop additional properties. The successful development of oil and gas properties requires an assessment of potential recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. No assurance can be given that we can produce sufficient revenue to operate our existing properties or acquire additional oil and gas producing properties and leases. We may not discover or successfully produce any recoverable reserves in the future, or we may not be able to make a profit from the reserves that we may discover. In addition, we regularly bring wells on or offline depending on technical performance, work-over requirements and, if applicable, testing period requirements.  In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional third-party funding, if such funding can be obtained. Such options would possibly include debt financing, sale of equity interests, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such financing on a timely basis, we could be required to delay or scale back our operations. If such unavailability of funds continued for an extended period of time, this could result in the termination of our operations and the loss of an investor’s entire investment.

Future oil and natural gas declines or unsuccessful exploration efforts may result in significant charges or a write-down of our asset carrying values.   We follow the successful efforts method of accounting for our investments in oil and natural gas properties.  Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. Certain costs of exploratory wells are capitalized pending determinations that proved reserves have been discovered.  If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of our oil and natural gas properties, on a field basis, cannot exceed the estimated undiscounted future net cash flows of that field.  If net capitalized costs exceed undiscounted future net cash flows, we must write down the costs of each such field to our estimate of its fair market value.  Unproved properties are evaluated at the lower of cost or fair market value.  Accordingly, a significant decline in oil or natural gas prices or unsuccessful exploration efforts could cause a future write-down of capitalized costs.

We evaluate impairment of our proved oil and gas properties whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues.  Once incurred, a write-down of oil and natural gas properties cannot be reversed at a later date even if oil or natural gas prices increase.

Demand for oil and natural gas is highly volatile.  A substantial or extended decline in oil prices and, to a limited extent, natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations as well as our ability to meet our capital expenditure obligations and financial commitments necessary to implement our business plan.  Any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices.

Historically, oil and gas prices and markets have been volatile and are likely to be volatile again in the future. For example, oil and natural gas prices increased to historical highs in 2008 and then declined significantly over the last two quarters of 2008. These prices will likely continue to be volatile in the future. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. Those factors include among others:

●	international political conditions (including wars and civil unrest, such as the recent unrest in the Middle East);
●	the domestic and foreign supply of oil and gas;
●	the level of consumer demand;
●	weather conditions;
●	domestic and foreign governmental regulations and other actions;
●	actions taken by the Organization of Petroleum Exporting Countries (“OPEC”);
●	the price and availability of alternative fuels; and
●	overall economic conditions.

 Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil and natural gas we can produce economically, if any, and, as such, may have a negative impact on our reserves. A continuation of low or significant declines in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity, and may require a reduction in the carrying value of our oil and gas properties. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration and production costs and acquisition costs for additional properties and reserves may also increase.  We currently do not enter into hedging arrangements or use derivative financial instruments such as crude oil forward and swap contracts to hedge our risk associated with fluctuations in commodity prices.

 Our oil and gas operations involve substantial costs and are subject to various economic risks. Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. We also face the risk that the oil and/or gas reserves may be less than anticipated, that we will not have sufficient funds to successfully drill on the property, that we will not be able to market the oil and/or gas due to a lack of a market and that fluctuations in the prices of oil and/or gas will make development of those wells uneconomical. This could result in a total loss of our investments made in our operations.

We conduct offshore exploration, exploitation and production operations off the coast of northwest Peru, all of which are also subject to a variety of operating risks peculiar to the marine environment. Such risks include collisions, groundings and damage or loss from adverse weather conditions or interference from commercial or artesian fishing activities. These conditions can cause substantial damage to facilities, tankers and vessels, as well as interrupt operations. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

Disruptions of services provided by marine service providers could temporarily impair our operations and delay delivery of our oil to be sold. We depend on marine service providers to support our offshore operations in the Block Z-1.  These services include, among others, tender support barges for our drilling operations and tank vessels for oil storage and transportation.  Any disruptions or delay of the services provided by our marine service providers because of adverse weather or sea conditions, accidents, mechanical failures, insufficient personnel or other events could temporarily impair our operations, delay implementation of our business plan and increase our costs.

Risks Related to Our Geographic Location and Concentration

The geographic concentration of our properties in northwest Peru and southwest Ecuador subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting that region specifically. The geographic concentration of our properties in northwest Peru and southwest Ecuador and adjacent waters means that some or all of our properties could be affected by the same event should that region, for example, experience:

●	natural disasters such as earthquakes and/or severe weather (such as the effects of “El Niño,” which can cause excessive rainfall and flooding in Peru and Ecuador);
●	delays or decreases in production, the availability of equipment, facilities or services;
●	delays or decreases in the availability of capacity to transport, gather or process production; or
●	changes in the political or regulatory environment.

Because all our properties could experience the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

Our operations in Peru and Ecuador involve substantial costs and are subject to certain risks because the oil and gas industry in Peru and Ecuador is less developed in comparison to the United States. Because the oil and gas industry in Peru and Ecuador is less developed than in the United States, our drilling and development operations, in many instances, will take longer to complete and may cost more than similar operations in the United States. The availability of technical expertise and specific equipment and supplies may be more limited or costly in Peru and Ecuador than in the United States.  If we are unable to obtain or unable to obtain without undue cost drilling rigs, equipment, supplies or personnel, our exploitation and exploration operations could be delayed or adversely affected, which could have a material adverse effect on our business, financial condition or results of operations.  Furthermore, once oil and natural gas production is recovered, there are fewer ways to transport it to market for sale. Marine transportation for our offshore operations is subject to risks such as adverse weather conditions, collisions, groundings and other risks of damage or delay. Pipeline and trucking operations are subject to uncertainty and lack of availability. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. We expect that such factors will continue to subject our international operations to economic and operating risks that companies with domestic operations do not experience.

Along with the general instability that comes from international operations, we face political and geographical risks specific to working in South America. All of our oil and gas properties are located in South America, and specifically in Peru and Ecuador. The success and profitability of our international operations may be adversely affected by risks associated with international activities, including:

●	economic, labor, and social conditions;
●	local and regional political instability;
●	tax laws (including host-country export, excise and income taxes and U.S. taxes on foreign operations); and
●	fluctuations in the value of the U.S. dollar versus the local currencies in which oil and gas producing activities may be conducted.

Legal uncertainty, operating expenses and fluctuations in exchange rates may make our assumptions about the economic viability of our oil and gas properties incorrect. If these assumptions are incorrect, we may not be able to earn sufficient revenue to cover our costs of operations.

Social and political unrest in Peru and Peruvian election results could cause heightened scrutiny over oil and gas regulatory matters. We believe there has been recent heightened scrutiny over regulatory matters concerning oil and gas exploration and production and the award of licensing contracts in Peru, in large part due to social and political change. In the last decade, Peru has experienced numerous occasions of social unrest, some violent at times, as a result of an increase in extractive industry development.

Peru’s most recent municipal and regional political elections were held in November 2010, and the next ones will be held in 2014.  The Peruvian Presidential and Congressional election was held in April 2011. Mr. Ollanta Humala narrowly won the run-off Presidential election and took office on July 28, 2011 for a five-year term.  The electoral campaign brought heightened attention to various topics, including the regulation of oil and gas companies operating in Peru, and related environmental law compliance.  For example, Mr. Humala has called for increased environmental regulation, including additional regulation and oversight of the hydrocarbon and mining sectors, and regulation to combat global climate change and decrease the emission of greenhouse gases.  In addition, during his campaign Mr. Humala proposed to raise royalties on oil and gas production, which would help fund domestic social-regeneration projects.  The Humala administration also recently negotiated with mining companies to raise royalties and taxes on the mining sector in Peru. While spokespersons for the new administration have stated the new administration intends to honor existing contracts, avoid nationalization and support continued development of oil and gas activities, as a result of these elections, a shift in policy could occur with respect to the regulation of oil and gas companies making it more difficult or expensive for us to operate in such an environment.

Similarly, in December 2011, President Humala replaced a significant part of his cabinet including the Prime Minister and the Minster of Energy & Mines, after the prime minister and cabinet members resigned following President Humala’s declaration of a state of emergency in the region of Cajamarca following seemingly intractable protests over environmental issues affecting a major new mining development in the region. In July 2012, there were additional cabinet changes due to anti-mining protests. The latest cabinet changes occurred on July 24, 2013. Such cabinet changes could result in unexpected shifts in the philosophy of governmental policies regarding the regulation of oil and gas companies and environmental policies.

We are subject to numerous foreign laws and regulations of the oil and natural gas industry that can adversely affect the cost, manner or feasibility of doing business. Our operations are subject to extensive foreign laws and regulations relating to the exploration for oil and natural gas and the development, production and transportation of oil and natural gas, as well as electrical power generation.  Because the oil and gas industry in the countries in which we operate is less developed than elsewhere, changes in laws and interpretations of laws are more likely to occur than in countries with a more developed oil and gas industry.  Future laws or regulations, as well as any adverse change in the interpretation of existing laws or our failure to comply with existing legal requirements may harm our results of operations and financial condition. In particular, there are indications that the administration in Ecuador may increase state intervention in the economy via new legislation and tightening control of areas such as energy, which could have a significant impact on our investment in that country or our ability to operate in the future in that country. We may be required to make our share of contributions to large and unanticipated expenditures to comply with governmental regulations, such as:

●	work program guarantees and other financial responsibility requirements;
●	taxation;
●	royalty requirements;
●	customer requirements;
●	employee compensation and benefit costs;
●	operational reporting;
●	environmental and safety requirements; and

●	unitization requirements.

Under these laws and regulations, we could be liable for our share of:

●	personal injuries;
●	property and natural resource damages;
●	unexpected employee compensation and benefit costs;
●	governmental infringements and sanctions; and
●	unitization payments.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts. The terms of each of our Peruvian oil and gas license contracts, require that we perform certain activities, such as seismic acquisition, processing and interpretations and the drilling of required wells in accordance with those contracts and agreements. We are also required to conduct environmental impact studies and environmental impact assessments and establish our ability to comply with environmental regulations.  Our failure to timely perform those activities as required could result in the suspension of our current production and sale of oil, the loss of our rights under a particular contract and/or the loss of the amounts we have posted as a guaranty for the performance of such activities, which would result in a significant loss to us.

Compliance with, or breach of, laws relating to the discharge of materials into, and the protection of, the environment can be costly and could limit our operations. As an owner or lessee and operator of oil and gas properties in Peru and Ecuador, we are subject to various national, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, (i) impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations; (ii) subject the owner or lessee to liability for pollution damages and other environmental or natural resource damages; and (iii) require suspension or cessation of operations in affected areas. We have established practices for continued compliance with environmental laws and regulations and we believe the costs incurred by these policies and procedures so far have been necessary business costs in our industry. However, there is no assurance that changes in or additions to laws or regulations regarding the protection of the environment will not increase such compliance costs, or have a material adverse effect upon our capital expenditures, earnings or competitive position.

We are subject to environmental regulatory and permitting laws and regulations that can adversely affect the cost, manner and feasibility of our planned operations. The exploration for, and the development, production and sale of oil and gas in South America, and the construction and operation of power generation and gas processing facilities and pipelines in South America are subject to extensive environmental, health and safety laws and regulations. Our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. For example, we are required to obtain an environmental permit or approval from the government in Peru prior to conducting seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters offshore of Peru, where we intend to conduct future oil and gas operations. We are also required to comply with numerous environmental regulations in order to transition from exploration into production in any new fields we develop.  Additionally, environmental laws and regulations promulgated in Peru impose substantial restrictions on, among other things, the use of natural resources, interference with the natural environment, the location of facilities, the handling and storage of hazardous materials such as hydrocarbons, the use of radioactive material, the disposal of waste, and the emission of noise and other activities. The laws create additional monitoring and reporting obligations in the event of any spillage or unregulated discharge of hazardous materials such as hydrocarbons. Failure to comply with these laws and regulations also may result in the suspension or termination of our planned drilling operations and subject us to administrative, civil and criminal penalties.

Our current permits and authorizations and our ability to obtain future permits and authorizations may, over time, be susceptible to increased scrutiny, resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we may experience delays in obtaining permits and authorizations in Peru necessary for our operations.

Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations. Moreover, these laws and regulations could change in ways that substantially increase our costs. These laws and regulations have changed in the past and have generally imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly higher than those we currently anticipate, thereby increasing our overall costs. Any failure to comply with these laws and regulations could cause us to suspend or terminate certain operations or subject us to administrative, civil or criminal penalties. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and our ability to implement our plan of operation.

Competition for oil and natural gas properties and prospects is intense; many of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects. We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel and equipment. In addition, changes in Peruvian government regulation have enabled multinational and regional companies to enter the Peruvian energy market. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. Competition in our business activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. For example, if several companies are interested in an area, Perupetro may choose to call for bids, either through international competitive biddings or through private bidding processes by invitation, and award the contract to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial, technical or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the business practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

Our management team has limited experience in the power generation business. Our plan of operation includes constructing power generation and pipelines in Peru.  However, the experience of our management team has primarily been in the oil and natural gas exploration and production industry and we have limited experience in the power generation business. We have hired a Director of Gas-to-Power.  However, we continue relying on consultants and outside engineering and technical firms to provide the expertise to plan and execute the power generation aspects of our strategy and we have not yet hired all necessary full-time employees to manage this line of business. No assurance can be given that we will be able to recruit and hire qualified personnel on acceptable terms. Inability to hire such key technical personnel when necessary may adversely affect our gas-to-power project.

Construction and operation of power generation and pipelines involve significant risks and delays that cannot always be covered by insurance or contractual protections. The construction of power generation and pipelines involve many risks, including:

●	supply interruptions;
●	work stoppages;
●	labor disputes;
●	social unrest;
●	inability to negotiate acceptable construction, supply or other contracts;
●	inability to obtain required governmental permits and approvals;
●	weather interferences;
●	unforeseen engineering, environmental and geological problems;
●	unanticipated cost overruns;
●	possible delays in the acquisition of support equipment necessary for our gas turbines;
●	possible delays in transporting the necessary equipment to our planned facility in Northern Peru;
●	possible delays in connection with power plant construction;
●	possible delays or difficulties in completing financing arrangements for the gas-to-power project; and
●	possible difficulties or delays with respect to any necessary Peruvian regulatory compliance.

The ongoing construction and future operation of these facilities involve all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performances below expected levels of output or efficiency. We intend to maintain commercially reasonable levels of insurance, where such insurance is available and cost-effective, obtain warranties from vendors and obligate contractors to meet certain performance levels. However, the coverage or proceeds of any such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses and higher costs.

 The success of our gas-to-power project will depend, in part, on the existence and growth of markets for natural gas and electricity in Peru. Peru has a well-developed and stable market for electricity. Hydroelectric and gas-fired thermal power plants are the primary sources of electric generation, with each source providing approximately 50%. Hydroelectric plants are much less expensive to operate than plants that utilize natural gas, but they are subject to variable output based on rainfall and reservoir levels. Peru has natural gas reserves and production, but does not have a well-developed natural gas infrastructure, particularly in northwest Peru where we operate. Our immediate business plan relies on the continued stability of the power market in Peru. We currently do not expect to complete our power plant until 2015. Our assessment of the future power market and demand in Peru could be inaccurate. We are subject to the following risks that:

●

relatively more favorable business conditions for hydroelectric plants, a material reduction in power demand or other competitive issues may adversely affect the demand and prices for the electricity that we expect to produce by the time the power plant is completed;

●	our lifting costs could exceed the minimum wholesale power prices available, making the sale of our gas uneconomical;
●	gas supply and reserves may not deliver as forecasted;
●

potential disruptions or changes to the regulation of the natural gas or power markets in these countries could occur by the time our power plant is completed, or we may not receive the necessary environmental or other permits and governmental approvals necessary to operate our power plant;

●

although we plan to enter into long-term contracts to sell a significant part of our future power production, there can be no assurance that we will be successful in obtaining such contracts or that they will be on favorable terms; and

●

we will be subject to the general commercial issues related to being in the power business, including the credit-worthiness of, and collections from future customers and the ability to profitably operate our future power plant.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”), and our failure to comply with the laws and regulations thereunder could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.  We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials to secure any improper advantage for the purpose of obtaining or keeping business and/or other benefits. Since all of our oil and gas properties are in Peru and Ecuador, there is a risk of potential FCPA violations.  We have a FCPA policy and a compliance program designed to ensure that we, our employees and agents comply with the FCPA.  There is no assurance that such policy or program will work effectively all of the time or protect us against liability under the FCPA for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire.  Any violation of these laws could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

Other Business Risks

We are subject to routine and ongoing tax audits with the United States Internal Revenue Service (“IRS”) and tax authorities for other jurisdictions that could result in additional tax assessment. We have been subject to audits by the IRS and SUNAT, the tax and customs office in Peru. If the IRS or SUNAT disagrees with the positions taken by us on our tax returns, we could have additional tax liability, including interest and penalties. If our positions are not upheld through the appeal process and we ultimately pay such amounts, the payment could have an adverse effect on our financial results and cash flows.

Failure to generate taxable income and realize our deferred tax assets in Peru could have a material adverse effect on our financial position and results of operations. The assessment of deferred tax assets and of valuation allowances associated with deferred tax assets require management to make estimates and judgments about the realization of deferred tax assets, which realization will be primarily based on forecasts of future taxable income. Such estimates and judgments are inherently uncertain. We evaluate our deferred tax assets generated in Peru for realization annually or whenever there is an indication that they are not realizable. The ultimate realization of our foreign deferred tax assets is dependent upon the generation of future taxable income in Peru within the time periods required by applicable tax statutes. Should we determine in the future that it is more likely than not that some portion or all of our foreign deferred tax assets will not be realized, we will be required to record a valuation allowance in connection with these deferred tax assets. Such valuation allowance, if taken, would be recorded as a charge to income tax expense and our financial condition and operating results would be adversely affected in the period such determination is made.

A cyber incident could result in information theft, data corruption, operational disruption, and/or financial loss. Businesses have become increasingly dependent on digital technologies to conduct day-to-day operations. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. A cyber-attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial of service on websites.

The oil and gas industry has become increasingly dependent on digital technologies to conduct certain exploration, development and production activities. For example, software programs are used to interpret seismic data, manage drilling rigs, production equipment and gathering and transportation systems, conduct reservoir modeling and reserves estimation, and for compliance reporting. The use of mobile communication devices has also increased rapidly. The complexity of the technologies needed to extract oil and gas in increasingly difficult physical environments, such as deepwater, and global competition for oil and gas resources make certain information more attractive to thieves.

We depend on digital technology, including information systems and related infrastructure, to process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. Our business partners, including vendors, service providers, purchasers of our production and financial institutions, are also dependent on digital technology.

Our technologies, systems and networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations in the following ways, among others:

●

unauthorized access to seismic data, reserves information or other sensitive or proprietary information could have a negative impact on our competitive position in developing our oil and gas resources;

●	data corruption, communication interruption, or other operational disruption during drilling activities could result in a dry hole cost or even drilling incidents;
●	data corruption or operational disruption of production infrastructure could result in loss of production or accidental discharge;
●

a cyber-attack on a vendor or service provider could result in supply chain disruptions which could delay or halt one of our major projects, effectively delaying the start of cash flows from the project;

●

a cyber-attack involving commodities exchanges or financial institutions could slow or halt commodities trading, thus preventing us from marketing our production or engaging in hedging activities, resulting in a loss of revenues;

●	a cyber-attack on a communications network or power grid could cause operational disruption resulting in loss of revenues;
●	a deliberate corruption of our financial or operational data could result in events of non-compliance which could lead to regulatory fines or penalties; and
●	significant business interruptions could result in expensive remediation efforts, distraction of management, damage to our reputation, or a negative impact on the price of our common stock.

Although to date we have not experienced any material losses relating to cyber incidents, there can be no assurance that we will not suffer such losses in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

The loss of senior management or key technical personnel could adversely affect us. We have engaged certain members of management who have substantial expertise in the type of endeavors we presently conduct and the geographical areas in which we conduct them. We do not maintain any life insurance against the loss of any of these individuals. To the extent their services become unavailable, we will be required to retain other qualified personnel. There can be no assurance we will be able to recruit and hire qualified persons on acceptable terms.  Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. In the event that the services of our current technical personnel become unavailable, we will need to hire qualified personnel to take their place. No assurance can be given that we will be able to recruit and hire such persons on acceptable terms.  Inability to replace lost members of management or key technical personnel may adversely affect us.

Insurance does not cover all risks. Exploration for, and the production of, oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in (i) damage to or destruction of wells and/or production facilities, (ii) damage to or destruction of formations, (iii) injury to persons, (iv) loss of life, or (v) damage to property, the environment or natural resources. As a result, we presently maintain insurance coverage in amounts consistent with our business activities and to the extent required by our license contracts. Such insurance coverage includes certain physical damage to our and third parties’ property, hull and machinery, protection and indemnity, employer’s liability, comprehensive third party general liability, workers’ compensation and certain pollution and environmental risks. However, we are not fully insured against all risks in all aspects of our business, such as political risk, civil unrest, war, business interruption, environmental damage and reservoir loss or damage. Further, no such insurance coverage can insure for all operational or environmental risks. The occurrence of an event that is not insured or not fully insured could result in losses to us. For example, uninsured or under insured environmental damages, property damages or damages related to personal injuries could divert capital needed to implement our plan of operation. If any such uninsured losses are significant, we may have to curtail or suspend our drilling or other operations until such time as replacement capital is obtained, if ever, and this could have a material adverse impact on our financial position.

Risk Factors Related to the Notes and the Underlying Shares of Common Stock

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of June 30, 2013, we had approximately $197.1 million of consolidated outstanding indebtedness, of which approximately $40.0 million was secured indebtedness outstanding under our credit facilities that is senior to the notes. After giving effect to the issuance of the notes (assuming no exercise of underwriter’s option to purchase additional notes) and the use of proceeds therefrom, our total consolidated indebtedness would have been $227.4 million. In addition, as of June 30, 2013, in connection with our properties in Peru, we have obtained performance bonds totaling $5.7 million that are partially collateralized by restricted cash deposits of $3.5 million to insure certain performance obligations and commitments under the license contracts for Blocks Z-1, XIX, XXII and XXIII. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of Notes—Ranking.”

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Increased leverage as a result of this offering may harm our financial condition and results of operations. As adjusted to include the sale of the notes we are offering, our total consolidated long-term debt as of June 30, 2013 would have been approximately $227.4 million (net of a preliminary discount on the notes of approximately $23.5 million) and would have represented approximately 59.0% of our total capitalization as of that date. Brokerage fees were $7.6 million. The indenture for the notes will not restrict our ability to incur additional indebtedness. Our level of indebtedness could have important consequences to you, because:

●	it could affect our ability to satisfy our obligations under the notes;
●

a substantial portion of our cash flows from operations will be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

●	it may impair our ability to obtain additional financing in the future;
●	it may limit our flexibility in planning for, or reacting to, changes in our business and industry;
●	it may make us more vulnerable to downturns in our business, our industry or the economy in general; and
●	otherwise limit our ability to realize the value of our assets.

If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on our other outstanding indebtedness. Conversely, a default on our other outstanding indebtedness may cause a default under the notes.

Investor profits, if any, may be limited for the near future. In the past, we have never paid a dividend. We do not anticipate paying any dividends in the near future. Accordingly, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses. We have not been profitable and have accumulated a deficit of operations totaling $406.3 million through June 30, 2013.  To date we have had limited revenue and no earnings from operations.  There can be no assurances that sufficient revenue to cover total expenses can be achieved until, if at all, we fully implement our operational plan.

Additional infusions of capital may have a dilutive effect on existing shareholders. To finance our operations, we may sell additional shares of our common stock.  During the first quarter of 2010, we issued $170.9 million of Convertible Notes that mature in 2015 that, if converted to common stock, could significantly increase the amount of our common shares outstanding by up to approximately 28.9 million shares.  We currently have $134.6 million in common stock available under an effective shelf registration statement, and another $500.0 million available under the same shelf registration statement for debt securities, common stock, preferred stock, depositary shares and securities warrants, subscription rights, units, and guarantees of debt securities or any combination thereof, which we may sell from time to time in one or more offerings pursuant to underwritten public offerings, negotiated transactions, at the market transactions, block trades or a combination of these methods. Our certificate of formation does not provide for preemptive rights, although by contract we have granted the International Finance Corporation (“IFC”) the right to purchase shares of our common stock to retain its proportionate ownership pursuant to the Subscription Agreement dated December 16, 2006 by and between IFC and us.  Any additional equity financing that we receive may involve substantial dilution to our then-existing shareholders. Furthermore, we may issue common stock to acquire properties, assets, or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced. In addition, we are authorized to issue up to 25,000,000 shares of preferred stock, the rights and preferences of which may be designated by our Board of Directors. If we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock.

Our operations may not generate sufficient cash to enable us to service our debt, including the notes. Our future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the notes. Many of these factors, such as oil and gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

●	refinancing or restructuring our debt;
●	selling assets;
●	reducing or delaying capital investments; or
●	seeking to raise additional capital.

However, any alternative financing plans that we undertake, if necessary, may not allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

Volatility of the market price of our common stock may depress the trading price of the notes. The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Because the notes are convertible into, and based upon the price of, our common stock, volatility in the price of our common stock may depress the trading price of the notes. The risk of volatility and depressed prices of our common stock also applies to holders who receive shares of our common stock upon conversion of their notes.

We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could adversely affect our share price or result in fluctuations in the price or trading volume of our common stock include:

●	actual or anticipated fluctuations in our results of operations;
●	failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;
●	success of our operating strategies;
●	decline in the stock price of companies that are our peers;
●	realization of any of the risks described in this section; or
●	general market and economic conditions.

Because we are in the early stages of developing our oil and natural gas reserves, these market fluctuations may be more significant for us than they would be for a company with a longer operating history. In addition, the stock market has experienced in the past, and may in the future experience extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of our common stock, regardless of our actual operating performance.

These factors, among others, could significantly depress the trading price of the notes and the price of our common stock, if any, issued upon conversion of the notes.

A fundamental change may adversely affect us or the notes. You may have the right to require us to repurchase your notes upon the occurrence of a fundamental change as described in “Description of Notes—Fundamental change permits holders to require us to purchase notes.” Future debt we may incur may limit our ability to repurchase the notes upon a fundamental change. Also, if a fundamental change occurs, we cannot assure you that we will have enough funds to repurchase all the notes.

Furthermore, the fundamental change provisions, including the provisions requiring us to increase the conversion rate by a number of additional shares related to conversions in connection with a fundamental change, may in certain circumstances make more difficult or discourage a takeover of our company and the removal of incumbent management.

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock and the value of the notes. Sales of our common stock or other equity-related securities could depress the market price of the notes, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the market price of the notes.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock or cash and common stock, as applicable, into which a note would otherwise be convertible. Prior to July 1, 2017, the notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock or cash and common stock, as applicable, into which the notes would otherwise be convertible.

Upon conversion of the notes, we may pay a settlement amount consisting of cash and shares of our common stock, if any, based upon a specified period of 20 trading days. If we elect to settle our conversion obligation in cash and common stock, if any, or if we waive our right to satisfy our conversion obligation solely in shares of our common stock, we will be required to satisfy our conversion obligation to holders by paying cash, up to the principal amount of notes to be converted, and by delivering shares of our common stock with respect to the excess conversion value of the notes to be converted determined using the applicable stock price. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day period relevant to determining the applicable stock price, settlement will be delayed until at least the 23rd trading day following the related conversion date (and possibly later). See “Description of Notes—Conversion procedures—Payment upon conversion.” Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount of your notes is determined.

The notes are not protected by restrictive covenants. The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or our subsidiary. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us except to the extent described under “Description of Notes—Fundamental change permits holders to require us to purchase notes,” and “Description of Notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon make-whole fundamental change.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. If a make-whole fundamental change occurs prior to October 1, 2017 we will, under certain circumstances, increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with the make-whole fundamental change. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Notes—Conversion rights—Conversion rate adjustments—Adjustments to shares delivered upon conversion upon certain fundamental changes.” The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $12.00 per share or less than $2.29 (in each case, subject to adjustment), no adjustment will be made to the conversion rate. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 436.7346 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the base conversion rate as set forth under “Description of Notes—Conversion rights—Conversion rate adjustments.”

Our obligation to increase the conversion rate in connection with any make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events. The conversion rate of the notes is subject to adjustment only for certain specified events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes. Upon the occurrence of a fundamental change, you have the right to require us to repurchase your notes. See “Description of Notes—Fundamental change permits holders to require us to purchase notes.” However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

You may be subject to tax if we make or fail to make one of certain adjustments to the conversion rate of the notes, even though you do not receive a corresponding cash distribution. The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a dividend subject to United States federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a deemed taxable dividend to you. If a make-whole fundamental change occurs on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the make-whole fundamental change. Such increases may also be treated as a distribution subject to United States Federal Income Tax as a dividend. See “Material United States Federal Income Tax Considerations.” If you are a non-U.S. holder (as defined in “Material United States Federal Income Tax Considerations”), any deemed dividend may be subject to United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Any withholding tax on such a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. See “Material United States Federal Income Tax Considerations.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock. If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The fundamental change purchase feature of the notes may delay or prevent an otherwise beneficial takeover attempt of our company. The terms of the notes require us to purchase the notes for cash in the event of a fundamental change. A takeover of our company may trigger the requirement that we purchase the notes.

This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors. See also “—Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of us that some shareholders may favor.”

Conversion of the notes may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes. The conversion of the notes may dilute the ownership interests of existing stockholders, including holders who have previously converted their notes. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results. Generally accepted accounting principles (“GAAP”) require that an entity separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect on the accounting for the notes is that the equity component would be included in shareholders’ equity on our consolidated balance sheet and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. To date, we have capitalized a portion of interest expense to construction – work-in-progress under the successful efforts method of accounting. However, we may report lower net income in our financial results because GAAP requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion or repurchase of the notes. The notes bear interest semi-annually at a rate of 8.50% per year. In addition, we may in certain circumstances be obligated to pay additional interest. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. In addition, upon conversion of the notes, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), we will be required to pay cash in respect of all or a portion of our conversion obligation. We may not have sufficient funds to pay the interest, repurchase price or cash in respect of our conversion obligation when due. If we fail to pay interest on the notes, repurchase the notes or pay any cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of Notes—Holders may require us to repurchase their notes upon a fundamental change” and “Description of Notes—Events of default.”

You may find it difficult to sell your notes. Although the underwriter has indicated that it intends to make a market in the notes, it is not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act of 1933, as amended (the “Securities Act”), there can be no assurance as to the liquidity of markets for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not exist or develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes. The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system. An active trading market may not develop for the notes. Even if a trading market for the notes develops, the market may not be liquid. If an active trading market does not develop, you may be unable to resell your notes or may only be able to sell them at a substantial discount.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit. We intend to use the net proceeds from this offering to repurchase and retire a portion of our existing 6.50% Notes, and the remaining net proceeds for general corporate purposes, including to fund our exploration and production efforts, but we may also choose to dedicate some of the proceeds to use in our gas-to-power project or to reduce or refinance our outstanding debt or other corporate obligations. See “Use of Proceeds.” You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

If you own one of our existing 6.50% Notes that are repurchased at a loss to you, your ability to claim that loss for tax purposes may be deferred.  We intend to use the net proceeds from this offering to repurchase and retire a portion of our existing 6.50% Notes.  If you own any such note and we repurchase and retire the note, you may realize a gain or loss.  However, if you purchase a note offered in this offering, the IRS may take the position that our repurchase of your existing note and your purchase of the notes offered in this offering should be treated as a tax-deferred exchange of notes.  If the IRS takes such a position, you would not be permitted to currently recognize any loss from the repurchase of your existing note and your ability to recognize such loss would be deferred until you dispose of the notes being offered in this offering in a taxable disposition.

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of us that some shareholders may favor. Our certificate of formation and bylaws contain provisions that, either alone or in combination with the provisions of Texas law described below, may have the effect of delaying or making it more difficult for another person to acquire us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

●

A board of directors classified into three classes of directors with each class having staggered, three-year terms. As a result of this provision, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors.

●

The board’s authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock. To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change in control.

●

Our shareholders cannot act by less than unanimous written consent and must comply with the provisions of our bylaws requiring advance notification of shareholder nominations and proposals. These provisions could have the effect of delaying or impeding a proxy contest for control of us.

●

Provisions of Texas law, which we did not opt out of in our certificate of formation, that restrict business combinations with “affiliated shareholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our shareholders receiving a premium over the then current market price of our common stock.

An adverse rating of the notes may cause their trading price to fall. We do not intend to rate the notes, but if a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

Shares eligible for future sale by our current shareholders may impair our ability to raise capital through the sale of our stock. As of June 30, 2013, we had 117.8 million shares of common stock issued and outstanding. In addition, we currently have outstanding 35.2 million shares of potentially dilutive securities, which mainly consist of approximately 28.9 million shares that are potentially convertible under our Convertible Notes due 2015 and 6.3 million options granted under our 2005 and 2007 Long-Term Incentive Compensation Plan, as amended.  We also have an additional 1.3 million shares of common stock allocated under our 2007 Long-Term Incentive Compensation Plan and our 2007 Directors’ Compensation Incentive Plan. The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease and thus could impair our ability to raise capital through the sale of our equity securities.

Our officers, directors, entities affiliated with them and certain institutional investors may exercise significant control over us. In the aggregate, our management and directors own or control approximately 6.2% of our common stock, and several institutional investors own approximately another 41.0% of our common stock, issued as of June 30, 2013.  These shareholders own in total approximately 47.2%, and, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We caution that this document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included in or incorporated by reference into this prospectus supplement which address activities, events or developments which the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. The words “may,” “will,” “should,” “could,” would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions are also intended to identify forward-looking statements. These statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, forward-looking statements are not guarantees of performance and no assurance can be given that these expectations will be achieved.

We caution the reader that these forward-looking statements are subject to risks and uncertainties, many of which are beyond its control, that could cause actual events or results to differ materially from those expressed or implied by the statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, but are not limited to, any of the following in the jurisdictions in which we or our subsidiaries are doing business:

●	market conditions,
●	uncertainties inherent in oil and gas production operations and estimating reserves,
●	unexpected future capital expenditures,
●	the timing and extent of changes in commodity prices for crude oil, natural gas and related products,
●	currency exchange rates,
●	interest rates,
●	inflation,
●	the availability of goods and services, drilling and other operational risks,
●	satisfaction of well testing period requirements,
●	successful installation of required permanent processing facilities,
●	receipt of all required permits,
●	successful completion and installation of new drilling platforms,
●	successful installation and operation of the new turbines,
●	availability of capital resources,
●	success of our operational risk management activities, governmental relations, legislative or regulatory changes, and
●	political developments, acts of war and terrorism.

A more detailed discussion on the risks relating to the oil and gas industry and to our business is set forth in the “Risk Factors” section of this prospectus supplement.

In light of these risks, uncertainties and assumptions, we caution the reader that these forward-looking statements are subject to risks and uncertainties, many of which are beyond our control, which could cause actual events or results to differ materially from those expressed or implied by the statements. The cautionary statements contained or referred to or incorporated by reference in this prospectus supplement should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the notes will be approximately $107.8 million (or approximately $124.1 million if the underwriter exercises its option to purchase additional notes) after deducting the underwriting fees and all estimated offering expenses that are payable by us. We intend to use the net proceeds from the sale of the securities to repurchase in individual transactions from time to time certain of our outstanding 6.50% Notes. We intend to use any remaining net proceeds for general corporate purposes, including to fund our exploration and production efforts or other projects, or to reduce or refinance our outstanding debt or other corporate obligations.

CAPITALIZATION

The following table sets forth our unaudited cash and capitalization as of June 30, 2013 on a historical basis and on an as adjusted basis to reflct our receipt of the estimated net proceeds from this offering of approximately $107.8 million, after deducting underwriting commissions and other estimated offering expenses, and the repurchase of approximately $85.1 million aggregate principal amount of our outstanding 6.50% Notes.

	As of June 30, 2013 (unaudited)
	Actual	As Adjusted (3)
	(in thousands)
Cash and cash equivalents	$103,832	$135,010
Total debt:
Debt	$40,000	$40,000
6.50% Convertible Senior Notes due 2015 (1)	157,132	73,024
8.50% Convertible Senior Notes due 2017 (2)	---	114,372
Total debt	$197,132	$227,396
Shareholders’ equity:
Common stock, no par value, 250,000 authorized; 117,813 and 116,392 shares issued and outstanding as at June 30, 2013 and December 31, 2012, respectively	$561,804	$567,066
Accumulated deficit	(406,229)	(406,759)
Total shareholders’ equity	155,505	160,307
Total capitalization	$352,637	$387,703

(1) Convertible senior notes due 2015 net of discount on the notes of approximately $13.8 million before adjustments.

(2) Convertible senior notes due 2017 net of preliminary discount on the notes of approximately $10.6 million.

(3) Without giving effect to the underwriter’s option.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the six months ended June 30, 2013 and the years ended December 31, 2012, 2011, 2010, 2009 and 2008 were inadequate to cover fixed charges by $37.4 million, $70.1 million, $41.9 million, $80.8 million, $46.6 million and $10.5 million, respectively.

PRICE RANGE OF OUR COMMON STOCK

On June 30, 2013, we had 117,813,072 shares of common stock outstanding, beneficially held by an estimated 13,154 holders. Our common stock is listed on the NYSE under the symbol “BPZ.”

The closing price of our common stock on September 18, 2013 as reported on the NYSE, was $2.41 per share. The following table shows the high and low intraday sales prices of our common stock during 2011, 2012, and 2013 through June 30, 2013:

	High	Low
2011
First Quarter	$6.83	$4.41
Second Quarter	5.57	2.91
Third Quarter	4.38	2.07
Fourth Quarter	3.54	2.40
2012
First Quarter	$4.34	$2.69
Second Quarter	4.64	2.09
Third Quarter	3.40	2.01
Fourth Quarter	3.20	2.22
2013
First Quarter	$3.33	$2.19
Second Quarter	2.52	1.67
Third Quarter (through September 18, 2013)	2.55	1.75

DESCRIPTION OF NOTES

We will issue the notes under an indenture dated as of September 24, 2013 (the “indenture”) between us and Wells Fargo Bank, National Association, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us as set forth in “Information Incorporated by Reference.”

The following description is a summary of the material provisions of the notes and the indenture, and does not purport to be complete. This summary is subject to, and is qualified by, reference to all the provisions of the indenture, including the form of the notes and the definitions of certain terms used in these documents. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

For purposes of this description, references to “the company,” “we,” “our” and “us” refer only to BPZ Resources, Inc. and not to our subsidiaries.

General

The notes:

●	will initially be limited to an aggregate principal amount of $125,000,000 (or $143,750,000 if the underwriter exercises its option to purchase additional notes in full);

●	mature on October 1, 2017 unless earlier converted, redeemed or repurchased;

●	will be issued in minimum denominations of $1,000 and multiples of $1,000; and

●	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, Delivery and Form.”

The indenture does not limit the amount of debt that we or our subsidiaries may incur. Other than restrictions described under “—Fundamental change permits holders to require us to purchase notes” and “— Consolidation, merger and sale of assets” below, and except for the provisions set forth under “—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon make-whole fundamental change” below, the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the company or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect the holders.

Listing

We do not intend to list the notes on a national securities exchange.

Ranking

The notes will be our general unsecured, senior obligations, ranking equally in right of payment with all of our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness, including indebtedness under our credit facility with Credit Suisse AG and Credit Suisse International (the “Credit Suisse Facility”), to the extent of the value of collateral securing such indebtedness, should we not pay off this outstanding debt. As of June 30, 2013, on a pro forma basis after giving effect to this offering (assuming no exercise of the underwriter’s option to purchase additional notes) and the use of proceeds of this offering, we would have had approximately $227.4 million of outstanding senior indebtedness and other liabilities (excluding trade payables, accrued expenses and intercompany liabilities), none of which represented secured indebtedness.

The notes are structurally subordinated to all of our secured indebtedness. We have $40 million of secured indebtedness outstanding under our Credit Suisse Facility that is secured by three LM6000 gas-fired packaged power units and a debt service reserve account for the facility.

Additional Notes

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered in an unlimited aggregate principal amount, provided that the additional notes are fungible with the notes offered hereby for United States federal income tax purposes.

We may also, from time to time, repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay principal of, and any premium on, certificated notes at the office or agency designated by us for that purpose. We have initially designated the trustee as our paying agent and registrar. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5.0 million either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on (including additional interest, if any) notes in global form registered in the name of or held by or on behalf of DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to register any transfer or exchange of any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes, and references to “holders” or “you” in this description are to registered holders unless the context otherwise indicates.

Interest

The notes bear interest at a rate of 8.50% per annum from September 24, 2013, or from the most recent interest payment date on which interest has been paid or provided for. Interest will be payable semiannually in arrears on April 1 and October 1 of each year, beginning April 1, 2014, to holders of record on the immediately preceding March 15 or September 15. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

References to interest in this prospectus supplement include additional interest, if any, payable at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “—Events of default.”

Conversion rights

Prior to July 1, 2017, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon satisfaction of sale price condition,” “— Conversion upon satisfaction of trading price condition,” and “— Conversion upon specified corporate transactions.” On and after July 1, 2017, the notes will be convertible until the close of business on the second business day immediately preceding the maturity date of the notes regardless of the foregoing conditions. Upon conversion, we will deliver, for each $1,000 principal amount of notes converted at our election, either (i) a number of shares of our common stock equal to the conversion rate, or (ii) a combination of cash and shares of our common stock, in each case as described under “—Payment upon conversion” below. In addition, at any time on or before the 23rd scheduled trading day prior to maturity, we may irrevocably waive in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes, our right to satisfy our conversion obligations solely in shares of our common stock as described above.

The initial conversion rate for any notes to be converted will be 249.5866 shares per $1,000 principal amount of notes, subject to adjustment as described under “—Conversion rate adjustments.” The conversion rate may be adjusted in certain corporate transactions that also constitute a make-whole fundamental change. See “—Adjustment to shares delivered upon conversion upon make-whole fundamental change” below.

The “conversion price” per $1,000 principal amount of notes is a dollar amount (initially approximately $4.01) determined by dividing $1,000 by the conversion rate.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is listed for trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the mid-point of the last quoted bid and ask prices for our common stock in the over-the-counter market on the relevant date as reported by the Pink OTC Markets Inc. or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms (which may include the underwriter or its affiliates) selected by us for this purpose.

A “trading day” is any day during which (i) trading in our common stock generally occurs, and (ii) there is no market disruption event. For purposes of the definition of “trading day,” “market disruption event” means the occurrence or existence during the one-half hour period ending on the scheduled close of trading on the principal U.S. national or regional securities exchange on which our common stock is listed for trading of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options contracts or future contracts relating to our common stock.

If a holder of notes has submitted notes for repurchase upon a fundamental change or on a purchase date that is unrelated to a fundamental change, the holder may convert those notes only if that holder withdraws the repurchase notice delivered by that holder in accordance with the terms of the indenture and the holder is otherwise entitled to convert.

Upon conversion, you will not receive any separate cash payment or shares for accrued and unpaid interest unless such conversion occurs between a regular record date and the interest payment date to which it relates as described below. Our delivery to you of shares of our common stock or a combination of cash and shares of our common stock, if applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

●	the principal amount of the note; and

●	accrued and unpaid interest to, but not including, the conversion date.

As a result, accrued and unpaid interest to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Any notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:

●	if we have specified a fundamental change purchase date that is after a record date and on or prior to the corresponding interest payment date; or

●	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon satisfaction of sale price condition

A holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after October 1, 2013 if the last reported sale price of the common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the conversion price on such last trading day.

Conversion upon satisfaction of trading price condition

Prior to July 1, 2017, a holder of notes may surrender its notes for conversion during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day of the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate for such trading day.

The “trading price” of a note on any date of determination means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally- recognized securities dealers we select, but if only one such bid can reasonably be obtained by the bid solicitation agent, this one bid shall be used; provided however that for purposes of the foregoing provision, if the bid solicitation agent cannot reasonably obtain on any trading day at least one bid for $5.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes for such trading day will be deemed to be less than 97% of the product of the last reported sale price of our common stock and the conversion rate.

The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of at least $1.0 million aggregate principal amount of notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 97% of the product of the last reported sale price of our common stock and the conversion rate. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes for any trading day is greater than or equal to 97% of the product of the last reported sale price of our common stock and the conversion rate. If, upon presentation of such reasonable evidence by the holder, the bid solicitation agent does not make such determination, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 97% of the product of the last reported sale price of our common stock and the conversion rate.

If the trading price condition has been met, we shall so notify the holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of the notes is greater than 97% of the product of the last reported sale price of our common stock and the conversion rate, we shall so notify the holders of the notes.

Conversion upon specified corporate transactions

Certain distributions

If we elect to:

●

distribute to all holders of our common stock any rights or warrants entitling them to purchase, for a period expiring within 45 days after the ex-dividend date of the distribution, shares of our common stock at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day preceding the ex-dividend date for such distribution; or

●

distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as determined by our board of directors, exceeding 15% of the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such distribution, we must notify the holders of the notes at least 15 scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time.

The “ex-dividend date” is the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

Certain corporate events

If we are party to a transaction described in clause (2) of the definition of “fundamental change” (without giving effect to the proviso in such clause or the paragraph following that definition set forth under “—Fundamental change permits holders to require us to purchase notes”), we must notify holders of the notes at least 15 scheduled trading days prior to the anticipated effective date for such transaction. Once we have given such notice, holders may surrender their notes for conversion at any time until seven (7) scheduled trading days after the actual effective date of such transaction or, if later, the related fundamental change purchase date. In addition, holders may surrender all or a portion of their notes for conversion if a fundamental change of the type described in clauses (1) and (3) of the definition of fundamental change occurs. In such event, holders may surrender notes for conversion at any time beginning on the actual effective date of such fundamental change until and including the date which is seven (7) scheduled trading days after the actual effective date of such transaction or, if later, until the related fundamental change purchase date corresponding to such fundamental change.

Conversion during specified period immediately prior to maturity

Notwithstanding anything herein to the contrary, a holder may surrender its notes for conversion beginning on July 1, 2017, until the close of business on the second business day immediately preceding October 1, 2017.

Conversion procedures

General

If a holder holds a beneficial interest in a global note, to convert the holder must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which the holder is not entitled and, if required, pay all taxes or duties, if any.

If a holder holds a certificated note, to convert the holder must:

●	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

●	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

●	if required, furnish appropriate endorsements and transfer documents;

●	if required, pay all transfer or similar taxes; and

●	if required, pay funds equal to interest payable on the next interest payment date to which the holder is not entitled.

The date the holder complies with these requirements is the conversion date under the indenture. If we satisfy our conversion obligation solely in shares of our common stock (plus cash in lieu of fractional shares), the person in whose name any shares of our common stock shall be issuable upon such conversion will become the holder of record of such shares of our common stock as of the close of business on the conversion date. If we satisfy our conversion obligation in cash and shares of our common stock (plus cash in lieu of fractional shares), the person in whose name any shares of our common stock shall be issuable upon such conversion will become the holder of record of such shares of common stock as of the close of business on the last trading day of the related ten trading day period used to determine the applicable stock price.

If a holder has already delivered a purchase notice as described under “—Fundamental change permits holders to require us to purchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Delivery of any shares of common stock will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares of common stock, other than in the case of holders of notes in book-entry form with DTC, which shares of common stock shall be delivered in accordance with DTC customary practices. In addition, we will pay cash for any fractional shares of common stock, as described above.

Payment upon conversion

Upon conversion of the notes, we will pay or deliver, as the case may be, to holders, at our election, shares of our common stock (together with cash in lieu of any fractional share), cash or a combination of cash and shares of our common stock (together with cash in lieu of any fractional share) in satisfaction of our conversion obligation (the “conversion obligation”).

We will inform the holders through the trustee of the method we choose to satisfy the conversion obligation (and the specified cash amount (as defined below), if applicable), as follows:

●

in respect of notes to be converted during the period beginning on, and including, the 22nd business day immediately preceding the maturity date for the notes and ending on, and including, the business day immediately preceding such maturity date, no later than the 23rd business day immediately preceding the maturity date; and

●	in all other cases, no later than two (2) business days following the applicable conversion date.

If we do not give any notice within the time periods described as to how we intend to settle, and we have not made an irrevocable net share settlement election, we will satisfy our conversion obligation by delivering solely shares of our common stock (other than any cash in lieu of fractional shares).

Upon surrender of your notes for conversion, we will deliver cash, shares of our common stock or a combination thereof as described below under “—Settlement upon conversion.”

Irrevocable election of net share settlement

At any time on or prior to the 23rd business day immediately preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the notes to be converted after the date of such election by delivering cash up to the aggregate principal amount of notes to be converted, and shares of our common stock, cash or a combination thereof in respect of the remainder, if any, of our conversion obligation. We refer to this election as a “net share settlement election,” which will be in our sole discretion without the consent of the holders of notes.

Upon making such election, we will promptly (i) issue a press release and use our reasonable best efforts to post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

Irrevocable election of full physical settlement

At any time on or prior to the 23rd business day immediately preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the notes to be converted after the date of such election by delivering solely shares of our common stock (other than solely cash in lieu of any fractional share). We refer to this election as a “full physical settlement election,” which will be in our sole discretion without the consent of the holders of notes.

Upon making such election, we will promptly (i) issue a press release and use our reasonable best efforts to post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

Cash settlement notices

If we choose to satisfy a portion (but not all) of our conversion obligation in cash (other than solely cash in lieu of any fractional share) or if we have irrevocably elected net share settlement upon conversion, we will notify holders as described above of the amount to be satisfied in cash as a fixed dollar amount per $1,000 principal amount of notes (the “specified cash amount”). If we have previously irrevocably elected net share settlement upon conversion as described above, the specified cash amount must be at least $1,000. If we have made an irrevocable net share settlement election or we choose to satisfy a portion (but not all) of our conversion obligation in cash (other than solely cash in lieu of any fractional share), and we fail to timely notify converting holders of the specified cash amount, the specified cash amount will be deemed to be $1,000.

We will treat all converting holders with the same conversion date in the same manner. Except for any conversions that occur on or after the 22nd business day immediately preceding the maturity date, we will not, however, have any obligation to settle conversions occurring on different conversion dates in the same manner. That is, we may choose with respect to one conversion date to settle by delivering solely shares of our common stock and choose with respect to another conversion date to settle by paying cash or paying or delivering, as the case may be, a combination of cash and shares of our common stock.

Settlement upon conversion

If we elect to settle a conversion of notes by delivering solely shares of our common stock (other than solely cash in lieu of fractional shares) or if we have irrevocably elected full physical settlement, such settlement will occur within three (3) business days of the relevant conversion date.

Except in connection with certain make-whole fundamental changes described in clause (2) of the definition thereof, where the consideration is comprised entirely of cash as described under “—Adjustment to shares delivered upon conversion upon make-whole fundamental change” settlements made entirely or partially in cash (other than solely cash in lieu of fractional shares) or following an irrevocable net share settlement election will occur on the third business day following the final trading day of the applicable cash settlement averaging period.

The amount of cash and number of shares of our common stock, as the case may be, due upon conversion will be determined as follows:

●

if we elect to satisfy the entire conversion obligation by delivering shares of our common stock or if we have irrevocably elected full physical settlement, we will deliver to the converting holder a number of shares of our common stock equal to (i) (A) the aggregate principal amount of notes to be converted, divided by (B) $1,000, multiplied by (ii) the conversion rate in effect on the relevant conversion date (provided that we will deliver cash in lieu of fractional shares as described above);

●

if we elect to satisfy the entire conversion obligation in cash, we will pay to the converting holder, for each $1,000 principal amount of notes, cash in an amount equal to the sum of the daily conversion values for each of the 20 consecutive trading days in the relevant cash settlement averaging period; and

●

if we elect to satisfy the conversion obligation by paying or delivering, as the case may be, a combination of cash and shares of our common stock or if we have made an irrevocable net share settlement election, we will pay or deliver to the converting holder, for each $1,000 principal amount of notes, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days in the relevant cash settlement averaging period.

The “daily settlement amount” for each of the 20 consecutive trading days in the cash settlement averaging period, will consist of:

●	cash equal to the lesser of (i) the specified cash amount per note, divided by 20 (such quotient being referred to as the “daily measurement value”) and (ii) the daily conversion value; and

●

to the extent the daily conversion value exceeds the daily measurement value, a number of shares of our common stock equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the volume-weighted average price of our common stock on such trading day.

“Daily conversion value” means, for each of the 20 consecutive trading days in the cash settlement averaging period, one-twentieth (1/20th) of the product of (i) the applicable conversion rate and (ii) the volume-weighted average price of our common stock on such trading day.

The “volume-weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page BPZ.N <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

The “cash settlement averaging period” means:

●

with respect to any conversion date occurring on or after the 22nd business day immediately preceding the maturity date, the 20 consecutive trading day period beginning on, and including, the 22nd business day immediately preceding the maturity date; or

●	in all other cases, the 20 consecutive trading day period beginning on, and including, the third business day immediately following the relevant conversion date.

“Scheduled trading day” means, with respect to shares of our common stock or any other security, a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which shares of our common stock or the relevant securities are listed or admitted for trading. If shares of our common stock or the relevant securities are not so listed or admitted for trading, “scheduled trading day” means any business day.

Redemption

We may not redeem the notes prior to the maturity thereof.

Conversion rate adjustments

The conversion rate will be adjusted only as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, at the same time as holders of our common stock and solely as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held the full number of shares of our common stock equal to the conversion rate, multiplied by the principal amount of notes held by such holder divided by $1,000, without having to convert their notes.

(1) If we issue shares of our common stock as a dividend or distribution on all of our shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be;

CR’ = the new conversion rate in effect immediately after the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be; and

OS’ = the number of shares of our common stock outstanding immediately after such dividend or distribution, or the effective date of such share split or share combination, as the case may be.

Any adjustment made pursuant to this clause (1) shall become effective immediately after (x) the ex-dividend date for such dividend or distribution or (y) the date on which such split or combination becomes effective, as applicable. If any dividend or distribution described in this clause (1) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we distribute to all holders of our common stock any rights or warrants (other than pursuant to any rights plan described in the second bullet point under clause (3) below) entitling them to purchase, for a period of not more than 45 days after the ex-dividend date for the distribution, shares of our common stock at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading-day period ending on the trading day preceding the ex-dividend date for such distribution, the conversion rate will be adjusted based on the following formula:

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution; CR’ = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex- dividend date for such distribution;

and

X = the total number of shares of our common stock issuable pursuant to such rights or warrants;

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), in determining whether any rights or warrants entitle the holders to subscribe for or purchase common stock at less than the applicable last reported sale prices of our common stock, and in determining the aggregate exercise or conversion price payable for such common stock, there shall be taken into account any consideration received by the company for such rights or warrants and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. If any right or warrant described in this clause (2) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such right or warrant had not been so issued. Any adjustment made pursuant to this clause (2) shall become effective immediately after the ex-dividend date for the applicable distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all holders of our common stock, excluding:

●	dividends or distributions referred to in clause (1) or (2) above;

●

rights issued to all holders of our common stock pursuant to a rights plan, where such rights are not presently exercisable, continue to trade with our common stock and holders will receive such rights together with any common stock upon conversion as described below;

●	dividends or distributions paid exclusively in cash; and

●	spin-offs to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR’ = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

An adjustment to the conversion made pursuant to the foregoing provisions of this clause (3) shall become effective immediately after the ex-dividend date for the applicable distribution.

If “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the adjustment described in this clause (3), each holder of a note shall receive, for each $1,000 principal amount of notes, without conversion and at the same time and upon the same terms as holders of shares of our common stock, the amount and kind of our capital stock, evidences of our indebtedness or other assets or property of ours (including cash, rights, options or warrants to acquire our capital stock or other securities) that such holder would have received if such holder owned a number of shares of our common stock equal to the conversion rate in effect immediately prior to the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the tenth (10th) trading day immediately following, and including, the effective date of the spin-off will be adjusted based on the following formula:

where,

CR0= the conversion rate in effect immediately prior to the tenth (10th) trading day immediately following, and including, the effective date of the spin-off;

CR’ = the new conversion rate in effect immediately after the tenth (10th) trading day immediately following, and including, the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under the foregoing provisions of this clause (3) will occur immediately after the tenth (10th) trading day immediately following, and including, the effective date of the spin-off, provided that, for purposes of determining the conversion rate, in respect of any conversion date occurring during the ten trading days following the effective date of any spin-off, references within the portion of this clause (3) related to “spin-offs” to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spinoff and the relevant conversion date.

If any such dividend or distribution described in this clause (3) is declared but not paid or made, the new conversion rate shall be readjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(4) If any cash dividend or distribution is made to all holders of our common stock, the conversion rate will be adjusted based on the following formula:

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR’= the new conversion rate in effect immediately after the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

An adjustment to the conversion rate made pursuant to this clause (4) shall become effective immediately after the ex-dividend date for the applicable dividend or distribution.

If “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the adjustment described in this clause (4), each holder of a note shall receive, for each $1,000 principal amount of notes, without conversion and at the same time and upon the same terms as holders of shares of our common stock, the amount of cash that such holder would have received if such holder owned a number of shares of our common stock equal to the conversion rate in effect immediately prior to the ex-dividend date for such cash dividend or distribution.

If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be adjusted based on the following formula:

where,

CR0 = the conversion rate in effect at the close of business on the last trading day of the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires;

CR’ = the new conversion rate in effect immediately following the last trading day of the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the expiration of such tender or exchange offer;

OS’ = the number of shares of our common stock outstanding immediately after the expiration of such tender or exchange offer (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

SP’ = the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under this clause (5) shall become effective immediately following the tenth (10th) trading day next succeeding the date such tender or exchange offer expires; provided that, for purposes of determining the conversion rate, in respect of any conversion during the ten (10) trading days following the date that any tender or exchange offer expires, references within this clause (5) to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date. If we or one of our subsidiaries is obligated to purchase our common stock pursuant to any such tender or exchange offer but are permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the new conversion rate shall be readjusted to be the conversion rate that would be in effect if such tender or exchange offer had not been made.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities. If, however, the application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (except on account of share combinations).

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, upon conversion of notes in respect of which we have elected to deliver common stock, if applicable, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

We will not make any adjustment to the conversion rate except as specifically set forth in this “— Conversion rate adjustments” in “—Voluntary increases of conversion rates” and in “—Adjustment to shares delivered upon conversion upon make-whole fundamental change.”

Without limiting the foregoing, the conversion rate will not be adjusted:

●

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

●

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program or employee stock purchase plan of or assumed by us or any of our subsidiaries;

●

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

●

upon the repurchase of any shares of our common stock pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in clause (5) above;

●	for a change in the par value of the common stock; or

●	for accrued and unpaid interest.

No adjustment to the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Any adjustment that is deferred as a result of this provision will be made on December 31 of the year in which the adjustment would have been made, but for this provision. All required calculations will be made to the nearest cent or 1/1,000th of a share, as the case may be. Notwithstanding the foregoing we will make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any notes.

If a conversion rate adjustment becomes effective on any ex-dividend date as described above, and a holder that has converted its notes on or after such ex-dividend date and on or prior to the related record date would be treated as the record holder of our common stock as of the related conversion date as described under “—Conversion procedures” above based on an adjusted conversion rate for such ex-dividend date, then, notwithstanding the conversion rate adjustment provisions above, the conversion rate adjustment relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of shares of our common stock on an unadjusted basis on such conversion date and participate in the related dividend, distribution or other event giving rise to such adjustment.

Voluntary increases of conversion rate

In addition to the foregoing adjustments, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 business days or any longer period as may be permitted or required by law, if our board of directors makes a determination, which determination shall be conclusive, that such increase would be in our best interests. Such Conversion Rate increase shall be irrevocable during such period. In such a case, we would give notice to the Trustee and cause notice to be sent to each holder of notes at least 15 days prior to the date on which such increase commences.

Tax effect

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate, and such adjustment or nonoccurrence of an adjustment may result in withholding taxes for holders (including backup withholding taxes or withholding taxes on payments to foreign persons). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against payments of cash and common stock on the notes. See “Material United States Federal Income Tax Considerations—U.S. holders—Constructive distributions” and “Material United States Federal Income Tax Considerations—Non-U.S. holders—Dividends and constructive dividends.”

Recapitalizations, reclassifications and changes of our common stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale or conveyance to another person of all or substantially all of our property and assets or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, following the effective time of the transaction, the right to receive shares of our common stock upon conversion of a note, if any, will be changed into the right to receive the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder would have been entitled to receive (the “reference property”) upon such transaction in respect of such common stock.

From and after the effective time of such transaction:

●

the conversion rate will relate to units of such reference property (a “unit” of reference property being the kind and amount of reference property that a holder of one share of our common stock would receive in such transaction); and

●	the applicable stock price will be determined based on last reported sale prices of one unit of reference property.

If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustment to shares delivered upon conversion upon make-whole fundamental change

If a fundamental change described in clause (2) (without giving effect to the proviso in such clause) of the definition thereof (a “make-whole fundamental change”) occurs prior to the maturity date and a holder elects to convert its notes in connection with such make-whole fundamental change, we will, under certain circumstances, increase the conversion rate by a number of additional shares of common stock (the “additional shares”) as described below. Any conversion will be deemed for these purposes to be “in connection with” such make-whole fundamental change only if such notes are surrendered for conversion on or following the effective date of the make-whole fundamental change up to, and including, the business day immediately prior to the related fundamental change purchase date, and notwithstanding the fact that a note may then be convertible because another condition to conversion also has been satisfied. We will notify holders of the notes and the trustee of the anticipated effective date of such make-whole fundamental change at least 15 scheduled trading days prior to the anticipated effective date of such transaction and issue a press release announcing such effective date no later than five business days after such effective date.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the make-whole fundamental change. If holders of our common stock receive only cash in the make-whole fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock Price
Effective Date	$2.29	$2.50	$3.00	$3.50	$4.00	$4.50	$5.00	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00
October 1, 2013	187.1480	161.2280	116.8870	87.9090	67.9800	53.7130	43.1640	28.9100	19.9830	14.0310	9.8810	6.8930	4.6920	3.0460
October 1, 2014	180.0960	153.3600	108.1230	79.1770	59.7630	46.2200	36.4600	23.7150	16.0410	11.0740	7.6820	5.2790	3.5300	2.2380
October 1, 2015	173.8300	145.4200	97.8670	68.2940	49.2350	36.5470	27.8380	17.1880	11.2460	7.5900	5.1670	3.4750	2.2530	1.3570
October 1, 2016	172.7770	140.8120	87.0970	54.6260	35.1280	23.4310	16.3380	9.0430	5.6830	3.8010	2.5790	1.7110	1.0710	0.5970
October 1, 2017	187.1480	150.4680	83.8000	36.1830	0.4680	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

●

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

●	If the stock price is greater than $12.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

●	If the stock price is less than $2.29 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the conversion rate shall not exceed 436.7346 per $1,000 principal amount of notes on account of adjustments described in this section, subject to the adjustments set forth in clauses (1) through (5) of “—Conversion rate adjustments.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

An increase in the conversion rate upon a fundamental change may be treated as a deemed distribution to holders of the notes, possibly subject to United States federal withholding tax. See “Material United States Federal Income Tax Considerations.”

As described above under “—Recapitalizations, reclassifications, and changes of our common stock,” upon effectiveness of any make-whole fundamental change and a related conversion, the conversion rate with respect to the notes submitted for conversion will be determined based upon the reference property, which will likely consist of cash, securities or other property not listed on a national securities exchange.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, holders will have the right, at their option, to require us to purchase any or all of their notes, or any portion of the principal amount thereof, at a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay accrued and unpaid interest to the holder of record on such regular record date). The fundamental change purchase date will be a date specified by us no later than the 35th day following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred if any of the following occurs:

(1)

a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the ordinary voting power of our common equity;

(2)

consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving entity or transferee or the parent thereof immediately after such event shall not be a fundamental change; or

(3)

our common stock (or other common stock into which the notes are then convertible) ceases to be listed on a U.S. national or regional securities exchange or quoted on an established automated over- the-counter trading market in the United States for a period of 30 consecutive scheduled trading days.

A fundamental change described in clause (2) of the definition will not be deemed to have occurred, however, if at least 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares and cash payments in respect of statutory dissenters’ rights, in connection with the transaction or transactions constituting the fundamental change described in clause (2) of the definition consists of shares of common stock (or depositary receipts or shares evidencing common stock) traded on a U.S. national or regional securities exchange, or which will be so traded when issued or exchanged in connection with a fundamental change described in clause (2) of the definition (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such consideration.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice (delivered in any manner permitted by the indenture, including through DTC) of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

●	the events causing a fundamental change;

●	the date of the fundamental change;

●	the last date on which a holder may exercise the purchase right;

●	the fundamental change purchase price;

●	the fundamental change purchase date;

●	the name and address of the paying agent and the conversion agent, if applicable;

●

if conversion of the notes is permitted in connection with such fundamental change as described in “—Conversion rights—Conversion upon specified corporate transactions— Certain corporate events,” the conversion rate and any adjustments to the conversion rate and the incremental share factor;

●

that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

●	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in New York City or publish the information on our website or through such other public medium as we may use at that time

To exercise the purchase right, a holder must deliver, on or before the business day immediately preceding the fundamental change purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:

●	if certificated, the certificate numbers of the notes to be delivered for purchase, or if not certificated, the notice must comply with appropriate DTC procedures;

●	the portion of the principal amount of notes to be purchased, which must be $1,000 or a multiple thereof; and

●	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

●	the principal amount of the withdrawn notes;

●	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, the notice must comply with appropriate DTC procedures; and

●	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. The holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

●	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

●	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us that is not a fundamental change (as defined).

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change purchase price of the notes.

We will be responsible for making all determinations with respect to the adequacy of all notices electing to require us to purchase notes and all notices withdrawing such elections and any such determination shall be binding on the applicable holder.

The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our and our subsidiaries’ assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the sale, lease or other transfer of less than all of our and our subsidiaries’ assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk Factors” under the caption “We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion or repurchase of the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee entity (if not the company) is a corporation, partnership, trust or limited liability company organized under the laws of the United States of America, any state thereof or the District of Columbia, and such transferee entity expressly assumes by supplemental indenture all the obligations of the company under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee entity shall succeed to, and may exercise every right and power of, the company under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Future guarantees

The indenture provides that if we issue any unsecured debt securities, and any of our subsidiaries provides a guarantee with respect to such debt securities, then we will, within 30 days following the issuance of any such guarantee, cause each such subsidiary to execute a supplement to the indenture under which such subsidiary will guarantee our obligations under the notes on terms substantially similar (in our good faith determination) to the guarantee provided with respect to the debt securities. The guarantee of any such subsidiary may be released if the subsidiary no longer guarantees such debt securities, if such subsidiary is dissolved or liquidated, if such subsidiary is no longer our subsidiary or upon satisfaction and discharge of the notes.

Events of default

Each of the following is an event of default:

(1)	default in any payment of interest on any note when due and payable where such default continues for a period of 30 days;

(2)

default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise and such default continues for a period of 10 days;

(3)

failure by the company to comply with its obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right and such failure continues for a period of 10 days;

(4)	failure by the company to give a fundamental change notice or notice of a specified corporate transaction as described under “—Conversion upon specified corporate transactions,” in each case when due;

(5)	failure by the company to comply with its obligations under “—Consolidation, merger and sale of assets;”

(6)

failure by the company for 90 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of its other agreements contained in the notes or indenture;

(7)

default by the company or any subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there shall be outstanding, or by which there shall be secured or evidenced any indebtedness for money borrowed in excess of $25 million in the aggregate of the company and/or any subsidiary, whether such indebtedness now exists or shall hereafter be created, resulting in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by the company or such subsidiary from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes); or

(8)	certain events of bankruptcy, insolvency, or reorganization of the company or any significant subsidiary (as defined in Regulation S-X under the Exchange Act) (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of all the notes and accrued and unpaid interest thereon, including additional interest or premium, if any, to be due and payable. In case of certain events of bankruptcy, insolvency on reorganization involving us or a significant subsidiary, 100% of the principal, premium, if any, and accrued and unpaid interest on the notes will automatically become due and payable. Upon such a declaration, such principal, premium (if any) and accrued and unpaid interest, including any additional interest will be due and payable immediately.

Notwithstanding the foregoing, the indenture will provide that the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under the caption “—Reports,” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act, will, for the 365 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes. The additional interest will accrue on all outstanding notes from and including the date on which an event of default relating to a failure to comply with the reporting obligations in the indenture first occurs to but not including the 365th day thereafter (or such earlier date on which the event of default relating to the reporting obligations shall have been cured or waived). On such 365th day (or earlier, if the event of default relating to the reporting obligations is cured or waived prior to such 365th day), such additional interest will cease to accrue and the notes will be subject to acceleration as provided above if the event of default is continuing.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest or failure to deliver, upon conversion, cash and shares of our common stock, if applicable) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)

the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must provide to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as the trustee determines in good faith that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the percentage in aggregate principal amount of notes whose holders must consent to an amendment or waive any past default;

(2)	reduce the rate of or extend the stated time for payment of interest on any note;

(3)	reduce the principal of or extend the stated maturity of any note;

(4)

otherwise impair the right of any holder to receive payment of principal, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(5)	make any change that impairs or adversely affects the conversion rights of any notes;

(6)	reduce the purchase price or fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments;

(7)	make any note payable in currency other than that stated in the note; or

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1)

cure any ambiguity, omission, defect or inconsistency in the indenture in a manner that does not individually or in the aggregate adversely affect the rights of any holder of notes in any material respect;

(2)	provide for the assumption by a successor entity of our obligations under the indenture as described under “—Consolidation, merger and sale of assets;”

(3)	add guarantees with respect to the notes;

(4)	secure the notes;

(5)	add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6)	make any change that does not materially adversely affect the rights of any holder;

(7)	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

(8)	provide for the acceptance of appointment by a successor trustee or paying agent or facilitate the administration of the trusts under the indenture by more than the trustee or paying agent;

(9)	add to events of default for the benefit of the holders of the notes; or

(10)	conform the text of the indenture or the notes to any provision of this “Description of Notes.”

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective we are required to send to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, on any purchase date, or upon conversion or otherwise, cash or shares of common stock (in respect of conversions) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

No stockholder rights for holders of notes

Holders of notes, as such, will not have any rights as our stockholders (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock).

Reports

We must deliver to the trustee, within 15 days after it is required to be filed with the SEC, copies of the information, documents and other reports which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. This covenant shall be deemed satisfied if we file any such required information, documents or other reports with the SEC’s electronic filing system.

Notices

Except as otherwise provided in the indenture, notices to holders of the notes will be given by mail to the addresses of holders of the notes as they appear in the notes register, or in the case of notes in global form, in accordance with the applicable procedures of DTC.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator, stockholder or partner of us, as such, will have any liability for any of our obligations under the notes or the indenture for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes, and the conversion rate of the notes and any adjustments thereto. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

Wells Fargo Bank, National Association, is the initial trustee, registrar, paying agent and conversion agent for the notes. In each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, it assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF OTHER INDEBTEDNESS

$40.0 Million Secured Debt Facility

In January 2011, we, through our subsidiaries, completed a credit agreement with Credit Suisse where Credit Suisse provided a $40.0 million secured debt facility to our power generation subsidiary, Empresa Eléctrica Nueva Esperanza S.R.L. On April 27, 2012, we and our subsidiaries, Empresa Eléctrica Nueva Esperanza S.R.L. and BPZ E&P, entered into a fourth amendment to the $40.0 million secured debt facility with Credit Suisse. In May 2013, we amended and restated the $40.0 million secured debt facility (which had been repaid by scheduled principal repayments to $25.5 million) by increasing the facility size and borrowing an additional $14.5 million.

In 2013, the $14.5 million of proceeds from the amended and restated $40.0 million secured debt facility will be utilized to meet our 2013 capital, exploration and development work programs as well as general corporate purposes. In 2011, the proceeds from the $40.0 million secured debt facility were utilized to meet our 2011 capital, exploration and development work programs, and to reduce other debt obligations.

In May 2013, as a result of amending and restating the $40.0 million secured debt facility (which had been repaid by scheduled principal repayments to $25.5 million) by increasing the facility size and borrowing an additional $14.5 million, we added $1.8 million of debt issue costs. The $1.8 million of new debt issue costs was combined with the remaining $0.6 million of unamortized debt issue costs and will be amortized over the remaining term, ending in January 2015, using the effective interest method.

The $40.0 million secured debt facility, as amended, provides for ongoing fees payable to Credit Suisse including a Performance Based Arranger Fee whose amount is determined by the change in the price of Brent crude oil at inception of the loan and the price at each principal repayment date in accordance with the original loan principal repayment dates, subject to a 18% ceiling of the original principal amount borrowed. For further information on the Performance Based Arranger Fee, see Note-11, “Derivative Financial Instruments” and Note-13, “Fair Value Measurements and Disclosures” in our Form 10-K for the year ended December 31, 2012, incorporated by reference herein.

The $40.0 million secured debt facility is secured by three LM6000 gas-fired packaged power units (approximately $53.0 million as of June 30, 2013) that were purchased by us from GE through our power generation subsidiary, Empresa Eléctrica Nueva Esperanza S.R.L. and the associated debt service reserve account. We and our subsidiary, BPZ E&P, also agreed to unconditionally guarantee the $40.0 million secured debt facility on an unsecured basis.

The $40.0 million secured debt facility requires us to establish and maintain a debt service reserve account during the term of the facility. At June 30, 2013, the debt service reserve account maintained a balance equal to the aggregate amount of payments of principal and interest on the $40.0 million secured debt facility due immediately on the succeeding principal repayment date.

The amended and restated $40.0 million secured debt facility matures in January 2015, with revised principal repayments due in quarterly installments of $4.0 million to $9.0 million commencing in July 2013 and extending through January 2015.  The $40.0 million secured debt facility has an annual interest rate of the three month LIBOR rate plus 8%. Interest is due and payable quarterly.

The amended and restated $40.0 million secured debt facility subjects us to various financial covenants calculated as of the last day of each quarter, including a maximum consolidated leverage ratio, a maximum net consolidated leverage ratio, a minimum consolidated interest coverage ratio, a maximum consolidated capitalization ratio and minimum oil production quota per quarter. We were in compliance with these revised financial covenants at June 30, 2013. We have received a waiver for the repurchase of a portion of our 6.50% Notes.

The $40.0 million secured debt facility provides for events of default customary for facilities of this type, the occurrence and continuation of which could result in the acceleration of amounts due under the facility. In addition, the $40.0 million secured debt facility provides for a mandatory repayment of the loans if we secure financing for its gas-to-power project.

The following table is the estimated remaining cash payments related to the $40.0 million secured debt facility, as amended and restated, and excluding potential payments for the Performance Based Arranger Fee but including interest payments (in thousands).

Year
2013	$9,574
2014	25,069
2015	9,186
Total estimated remaining cash payments related to the $40.0 million secured debt facility	$43,829

We currently intend to use cash on hand to pay off the outstanding debt under our $40.0 million secured debt facility following this offering. We currently know of no reason why we cannot or will not pay off the $40.0 million secured debt facility from available funds based on our expected current cash position following this offering. Should we not pay off the $40.0 million secured debt facility, it may become necessary to seek waivers for certain performance covenants based on quarterly targets.

$75.0 Million Secured Debt Facility

On May 9, 2013, we repaid the remaining principal balance under our $75.0 million secured debt facility with Credit Suisse. As a result of the prepayment of the remaining $30.5 million of the $75.0 million secured debt facility during the second quarter of 2013, we incurred $2.4 million of fees and a prepayment premium and expensed $1.4 million of the remaining unamortized debt issue costs.

$170.9 Million Convertible Notes due 2015

During the first quarter of 2010, we closed on a private offering for an aggregate of $170.9 million of convertible notes due 2015 (the “6.50% Notes”).  The 6.50% Notes are our general senior unsecured obligations and rank equally in right of payment with all of our other existing and future senior unsecured indebtedness.  The 6.50% Notes are effectively subordinate to all of our secured indebtedness to the extent of the value of the assets collateralizing such indebtedness.  The 6.50% Notes are not guaranteed by our subsidiaries.

The interest rate on these notes is 6.50% per year with interest payments due on March 1st and September 1st of each year.  The 6.50% Notes mature with repayment of $170.9 million (assuming no conversion) due on March 1, 2015.

The initial conversion rate of 148.3856 shares per $1,000 principal amount (equal to an initial conversion price of approximately $6.74 per share of common stock) was adjusted on February 3, 2011 in accordance with the terms of the Indenture.

As a result, the conversion rate and conversion price changed to 169.0082 and $5.9169, respectively.  Upon conversion, we must deliver, at our option, either (1) a number of shares of our common stock determined as set forth in the Indenture, (2) cash, or (3) a combination of cash and shares of our common stock.

 Holders may convert their 6.50% Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date under any of the following circumstances:

(1) during any fiscal quarter (and only during such fiscal quarter) commencing after March 31, 2010, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price of the 6.50% Notes for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

(2) prior to January 1, 2015, during the five (5) business-day period after any ten (10) consecutive trading-day period in which the trading price of $1,000 principal amount of the 6.50% Notes for each trading day in the measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on such trading day;

(3) if the 6.50% Notes have been called for redemption; or

(4) upon the occurrence of one of a specified number of corporate transactions.

Holders may also convert the 6.50% Notes at their option at any time beginning on February 1, 2015, and ending at the close of business on the second business day immediately preceding the maturity date.

On or after February 3, 2013, we may redeem for cash all or a portion of the 6.50% Notes at a redemption price of 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but not including, the redemption date, plus a “make-whole” payment if: (1) for at least 20 trading days in any consecutive 30 trading days ending within 5 trading days immediately before the date we mail the redemption notice, the “last reported sale price” of our common stock exceeded 175% of the conversion price in effect on that trading day, and (2) there is no continuing default with respect to the notes that has not been cured or waived on or before the redemption date.

If we experience any one of certain specified types of corporate transactions, holders may require us to purchase all or a portion of their 6.50% Notes. Any repurchase of the notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.

The indenture contains customary terms and covenants and events of default, the occurrence and continuation of which could result in the acceleration of amounts due under the 6.50% Notes.

The following table is the estimated remaining cash payments, including interest payments related to the 6.50% Notes, assuming no conversion (in thousands):

Year
2013	$5,556
2014	11,111
2015	176,493
Total estimated remaining cash payments related to the 6.50% Notes	$193,160

As of June 30, 2013, the net amount of $157.1 million includes the $170.9 million of principal reduced by $13.8 million of the remaining unamortized discount.  The net amount of the equity component is $33.3 million, which includes the initial discount of $34.6 million reduced by $1.3 million of direct transaction costs.  The remaining unamortized discount of $13.8 million will be amortized into interest expense, using the effective interest method, over the remaining life of the loan agreement, whose term expires in March 2015.  At June 30, 2013, using the conversion rate of 169.0082 shares per $1,000 principal amount of the 6.50% Notes, if the $170.9 million of principal were converted into shares of common stock, the notes would convert into approximately 28.9 million shares of common stock.  As of June 30, 2013, there is no excess if-converted value to the holders of the 6.50% Notes as the price of our common stock at June 30, 2013, $1.79 per share, is less than the conversion price.

BOOK-ENTRY, DELIVERY AND FORM

The certificates representing the notes will be issued in fully registered form without interest coupons. Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee, as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the underwriter and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

●	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary within 90 days of such notice, or

●	there shall have occurred and be continuing an event of default with respect to the Notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of notes and the shares of common stock into which the notes may be converted as of the date hereof. The following summary is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of the ownership and disposition of notes and the shares of common stock.

This summary is for general information only, and does not address all aspects of United States federal income taxation that may be important to a particular holder. Except where noted, this summary deals only with a note or share of common stock held as a capital asset (generally, property held for investment) by a holder who purchases the notes on original issuance at their “issue price” (generally, the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers, or similar organizations acting in the capacity of underwriters, placement agents or wholesalers) and does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are: a dealer in securities, a financial institution, a regulated investment company, a real estate investment trust, a tax-exempt organization, an insurance company, a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities, a person liable for alternative minimum tax, a U.S. holder (as defined below) whose “functional currency” is not the U.S. dollar, a partnership or other entity classified as a partnership for United States federal income tax purposes; or a United States expatriate, a former U.S. citizen or a long-term resident of the United States. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary does not address all aspects of United States federal income taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including state, local or foreign tax considerations). We urge you to consult your own tax advisor regarding your particular circumstances and the United States federal income tax consequences to you of the ownership and disposition of notes and the shares of common stock into which the notes may be converted as of the date hereof, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in United States federal or other tax laws.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of a note that is for United States federal income tax purposes:

●     an individual citizen or resident of the United States;

●     a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●     an estate the income of which is subject to United States federal income taxation regardless of its source; or

●     a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note or share of common stock (other than a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If an entity classified as a partnership for U.S. federal income tax purposes holds the notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the notes or common stock, you should consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under other tax laws, including estate or gift tax laws and the laws of any other taxing jurisdiction.

U.S. Holders

The following discussion is a summary of the material United States federal income tax consequences that will apply to you if you are a U.S. holder of notes or shares of common stock.

Payments of interest; Original Issue Discount

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

A note that is issued at an issue price less than its “stated redemption price at maturity” will be considered to have been issued with original issue discount for United States federal income tax purposes unless the note satisfies a de minimis threshold or is a short-term note. The amount of original issue discount will be equal to the excess of the stated redemption price at maturity over the issue price. The “stated redemption price at maturity” of a note is equal to the sum of all payments required under the note other than payments of “qualified stated interest.” Qualified stated interest is stated interest that is unconditionally payable as a series of payments at least annually during the entire term of the note at a single fixed rate of interest.

In general, if a note has original issue discount, you must include the original issue discount in income as ordinary interest as it accrues, in accordance with a constant yield method, without regard to the timing of the receipt of cash payments attributable to this income and without regard to your regular method of tax accounting. The amount of original issue discount included in income is generally the sum of the daily portions of the original issue discount determined for each day during the accrual period.

A note will not be considered to have original issue discount if the difference between the note’s stated redemption price at maturity and its issue price is less than a de minimis amount, defined by applicable Treasury regulations as ¼ of 1 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity. A note that matures (after taking into account the last possible date that the note could be outstanding under its terms) one year or less from its issue date will be treated as a short-term note.

The notes will be issued at a discount, will not be short-term notes and will not satisfy the de minimis threshold. As a result, the notes will have original issue discount and, for United States federal income tax purposes, you will be required to include original issue discount in income as ordinary interest as it accrues.

Certain additional payments

In certain circumstances, the Company may be obligated to pay amounts on the notes that are in excess of stated interest or principal on the notes. These potential payments may implicate the provisions of the Treasury Regulations relating to “contingent payment debt instruments.” The Company does not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. Assuming that is correct, additional income will be recognized if any such additional payment is made, and such income would be taxed as described above under “—U.S. holders— Payments of interest; Original Issue Discount.” It is possible that the IRS may take a different position, in which case a holder might be required to accrue interest income at a higher rate than the stated interest rate on the notes and to treat as ordinary interest income any gain realized on the taxable disposition (including a conversion) of the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Sale, exchange, or other taxable disposition of notes

Except as provided below under “— U.S. holders — Conversion of notes into common stock” and “— US holders — Conversion of notes into common stock and cash,” you will generally recognize gain or loss upon the sale, exchange, or other taxable disposition of a note equal to the difference between the amount realized (less amounts received with respect to accrued interest, which are treated as described above) upon the sale, exchange, or other taxable disposition (including a conversion of notes solely into cash) and your tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note increased by any original issue discount included in income and decreased by the amount of any payments (other than qualified stated interest) received. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you have held the note for more than one year, such capital gain will be long-term capital gain. Long-term capital gains recognized by individuals currently are subject to preferential rates of taxation. Your ability to deduct capital losses is subject to limitations.

Conversion of notes into common stock

Your conversion of a note solely into common stock (and cash in lieu of a fractional share of common stock) will not be a taxable event, except that (a) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share) and (b) the fair market value of common stock received with respect to accrued interest will be treated as a payment of interest (and accordingly treated as described above).

Your tax basis in the common stock received upon a conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will equal the tax basis of the note that was converted. Your tax basis in the common stock received with respect to accrued interest will equal the fair market value of the stock received. Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.

Your holding period for the common stock received will include your holding period for the note converted, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

Conversion of notes into common stock and cash

The tax consequences of the conversion of a note into a combination of common stock and cash are not clear. If a combination of cash and stock is received in exchange for your notes upon conversion, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the sum of the fair market value of our common stock and the amount of cash received (other than amounts attributable to accrued interest, which are treated as described above) over your tax basis in the note, but in no event will the gain recognized exceed the amount of cash received (excluding cash attributable to accrued interest or received in lieu of a fractional share). The amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued but unpaid interest, the tax basis of which will equal its fair market value) will equal the tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

If you have held the note for more than one year at the time of conversion, any capital gain you recognize upon conversion will be long-term capital gain. Long-term capital gains recognized by individuals currently are subject to preferential rates of taxation. Your ability to deduct capital losses is subject to limitations.

Alternatively, it is possible that the conversion could be treated as a partial taxable sale of a note and a partial tax-free conversion of a note. Under this characterization, you would not recognize gain or loss with respect to the common stock received (although common stock attributable to accrued interest would be treated as such), and your holding period for such stock would include the period during which you held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt. In such case, your basis in the note would be allocated pro rata between the common stock and cash received, in accordance with their fair market values.

You should consult your tax advisors regarding the tax treatment of the receipt of cash and common stock in exchange for notes upon conversion and the ownership of our common stock.

Constructive distributions

The conversion rate of the notes will be adjusted in certain circumstances as described in “Description of Notes—Conversion rights—Conversion rate adjustments” and “Description of Notes— Conversion rights—Adjustments to shares delivered upon conversion upon make-whole fundamental change.” Adjustments (or failures to make adjustments) to the conversion rate that have the effect of increasing your proportionate interest in our assets or earnings and profits may in some circumstances result in a deemed distribution to you. If we were to make a distribution of cash or property to stockholders (but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the notes was increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to you. In addition, any other increase in the conversion rate of the notes (including an adjustment to the conversion rate in connection with a change of control) may, depending on the circumstances, be deemed to be a distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and those described in “Description of notes—Conversion rights— Adjustment to shares delivered upon conversion upon make-whole fundamental change”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If any such adjustment is made, you may be deemed to have received a distribution even though you have not received any cash or property as a result of such adjustment. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of United States federal income tax applicable to dividend income to individual holders. It is also unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends. You should consult your tax advisor as to the tax consequences of constructive dividends.

Dividends

Distributions, if any, made on our common stock, other than certain pro rata distributions of common shares, will be included in income as ordinary dividend income when received to the extent of our current and accumulated earnings and profits. However, with respect to individuals, such dividends are generally taxed at the lower applicable long-term capital gains rate, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the holder's tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends-received deduction, subject to applicable limitations.

Net Investment Income Tax

Interest payments on the notes, dividends paid on shares of common stock and gain from the sale of the note or shares of common stock may be subject to the Net Investment Income Tax. A Net Investment Income Tax of 3.8% is applied to certain net investment income of individuals, estates and certain trusts that have modified adjusted gross income above the statutory threshold amount. The types of net investment income subject to this tax include interest, dividends and net capital gain from the sale of stock and notes. Prospective investors should consult their own tax advisors regarding the application of the Net Investment Income Tax.

Sale, exchange, or other taxable disposition of common stock

Upon the sale, exchange, or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition, and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by individuals currently are subject to preferential rates of taxation. Your ability to deduct capital losses is subject to limitations.

Information reporting and backup withholding

Information reporting requirements generally will apply to payments of interest on the notes, dividends on shares of common stock and the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient. Backup withholding will apply to those payments if you fail to provide your taxpayer identification number, or certification of exempt status, or if you otherwise fail to comply with applicable requirements to establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. holders

The following discussion is a summary of the material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock.

Payments of interest

Subject to the discussion below concerning backup withholding, the 30% United States federal withholding tax will not apply to any payment to you of interest (or original issue discount) on a note under the “portfolio interest exemption” provided that:

●     interest paid on the note is not effectively connected with your conduct of a trade or business in the United States;

●     you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our stock within the meaning of the Code and applicable regulations;

●     you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

●     either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) if you hold your notes through one of certain foreign intermediaries, you and they satisfy the certification requirements of the applicable regulations.

If you do not satisfy the requirements described above, payments of interest made to you will be subject to 30% United States federal withholding, unless you provide us with a properly executed:

●     IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

●     IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with your conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis in the same manner as if you were a United States person (although you will be exempt from the 30% United States federal withholding tax, provided you furnish a properly executed IRS Form W-8ECI). In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) of earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Dividends and constructive dividends

Any dividends paid to you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate of the notes including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “—U.S. holders—Constructive distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Any withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to you. If you are subject to withholding tax under such circumstances, you should consult your own tax advisor as to whether you can obtain a refund for all or a portion of the withholding tax. In order to obtain reduced rate of withholding with respect to dividends (including deemed dividends) under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement of benefits under a treaty.

Dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax described above, but instead are subject to United States federal income tax on a net income basis in the same manner as if you were a United States person. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. In addition, if you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate) of any such effectively connected income.

Sale, exchange, conversion or other taxable disposition of notes or shares of common stock

You will recognize gain on the sale, exchange, or other taxable disposition of a note as well as upon the conversion of a note into a combination of cash and stock or on the sale or other taxable disposition of shares of common stock. Nevertheless, subject to the discussion below concerning backup withholding, such gain generally will not be subject to United States federal income tax unless:

●     it is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

●     you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

●     we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within (i) the five-year period preceding the disposition or (ii) your holding period, whichever period is shorter.

If you are described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, conversion or other taxable disposition under regular graduated U.S. federal income tax rates (including, in the case of a foreign corporation, the possible imposition of a branch profits tax equal to 30% of your effectively connected earnings and profits, or a lower applicable income tax treaty rate). If you are an individual described in the second bullet point above, you will be subject to a flat 30% (or lower treaty rate) tax on the gain derived from the sale, exchange, conversion or other taxable disposition, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

With respect to third bullet point above, in general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property. The IRS regulations identify an interest in real property to include a fee ownership, co-ownership, or leasehold in real property.

We have not determined whether we are a USRPHC for United States federal income tax purposes, and there can be no assurances we are not, or will not become, a USRPHC. If we are or become a USRPHC, so long as our common stock continues to be regularly traded on an established securities market (within the meaning of the applicable regulations) (“regularly traded”), you will not recognize taxable gain on a sale of notes or common stock, as applicable, under the third bullet point above unless:

●     you recognize gain on the sale of our common stock, and actually or constructively own more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, your holding period for the common stock;

●     you recognize gain on the sale of our notes, our notes are considered to be regularly traded, and you actually or constructively own more than 5% of the notes at any time during the five-year period ending on the date of disposition or, if shorter, your holding period for the notes; or

●     you recognize gain on the sale of our notes, our notes are not considered to be regularly traded, and, as of the latest date that you acquired any of our notes, the fair market value of all notes held by you had a fair market value greater than 5% of the fair market value of our common stock.

Any cash or stock that you receive on the sale, exchange, conversion or other taxable disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “—Non-U.S. holders—Payments of interest.”

Non-U.S. Holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of the notes and our common stock.

Information reporting and backup withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends made to you, provided that we (or the paying agent) do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we (or the paying agent) have received from you the statement described above in the fourth bullet point under “—Non-U.S. holders— Payments of interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note if the payor receives the statement described above in the fourth bullet point under “— Non-U.S. holders—Payments of interest” and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your United States federal income tax liability, and may entitle you to a refund, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA.  FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016.  If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.  However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014; therefore, FATCA withholding should not apply to the notes until conversion into our common stock.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.  Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

Holders of Existing 6.50% Notes Electing Repurchase

If you own one of our existing 6.50% Notes that are repurchased at a loss to you, your ability to claim that loss for tax purposes may be deferred.  We intend to use the net proceeds from this offering to repurchase and retire a portion of our existing 6.50% Notes.  If you own any such note and we repurchase and retire the note, you may realize a gain or loss.  However, if you purchase a note offered in this offering, the IRS may take the position that our repurchase of your existing note and your purchase of the notes offered in this offering should be treated as a tax-deferred exchange of notes.  If the IRS takes such a position, you would not be permitted to currently recognize any loss from the repurchase of your existing note and your ability to recognize such loss would be deferred until you dispose of the notes being offered in this offering in a taxable disposition.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans to which Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, applies; plans, individual retirement accounts (IRAs) and other arrangements to which Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we collectively refer to as Similar Laws, apply; and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each of which we call a Plan).

Each fiduciary of a Plan should consider the fiduciary standards of ERISA or any applicable Similar Laws in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA or any applicable Similar Laws and would be consistent with the documents and instruments governing the Plan. A fiduciary of a Plan considering an investment in the notes should determine whether it holds any of our senior debt securities and how any such holdings and the exercise of rights thereunder might impact its proposed investment.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to such provisions, which we call ERISA Plans, from engaging in certain transactions involving “plan assets” with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the ERISA Plans. A violation of these “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code, but may be subject to Similar Laws.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code could arise if the notes were acquired by an ERISA Plan with respect to which we or any of our affiliates are a party in interest or a disqualified person. For example, if the Company, Raymond James & Associates, Inc., or any of their respective affiliates are a party in interest or disqualified person with respect to an investing ERISA Plan (either directly or by reason of our ownership of our subsidiaries), an extension of credit prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code between the investing ERISA Plan and the Company, Raymond James & Associates, Inc., or any of their respective affiliates may be deemed to occur, unless exemptive relief were available under an applicable exemption (see below). In addition, no Plan sponsored by the Company or any of its affiliates should purchase the notes unless the purchase, holding and conversion of the notes would also meet the requirements of Section 407 of ERISA relating to the purchase by a plan of a "qualifying employer security" from an employer would be met.

Prohibited transaction class exemptions, or PTCEs, issued by the United States Department of Labor, as well as certain statutory exemptions available under ERISA and the Code, may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the notes. Those class and statutory exemptions include:

●	PTCE 96-23 — for certain transactions determined by in-house asset managers;

●	PTCE 95-60 — for certain transactions involving insurance company general accounts;

●	PTCE 91-38 — for certain transactions involving bank collective investment funds;

●	PTCE 90-1 — for certain transactions involving insurance company separate accounts;

●	PTCE 84-14 — for certain transactions determined by independent qualified professional asset managers; and

●	ERISA § 408(b)(17); Code § 4975(d)(20) — statutory exemption for certain transactions with service providers.

Because of the possibility that direct or indirect prohibited transactions or violations of Similar Laws could occur as a result of the purchase, holding or disposition of the notes by a Plan, the notes may not be purchased by any Plan, or any person investing the assets of any Plan, unless its purchase, holding and disposition of the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or in a violation of any Similar Laws. Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding of the notes that either:

●	it is not a Plan and is not purchasing the notes or interest in the notes on behalf of or with the assets of any Plan; or

●

its purchase, holding and disposition of the notes or interest in the notes will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code or in a violation of any Similar Laws.

In addition, any purchaser that is a Plan or that is acquiring the notes on behalf of a Plan, including any fiduciary purchasing on behalf of a Plan, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) neither the Company, Raymond James & Associates, Inc., nor any of their affiliates (collectively the “Seller”) is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any Similar Laws) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by the Seller of any rights in connection with the notes, (b) no advice provided by the Seller has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from the Seller to the purchaser with respect to the notes is not intended by the Seller to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser.

This summary does not address all aspects of purchase of the notes by retirement plans and may United States federal income taxes and may not deal with all considerations that may be relevant to prospective holders in light of their circumstances. For this reason and due to the complexity of these rules and the penalties imposed upon persons involved in non-exempt prohibited transactions, it is important that any person considering the purchase of notes on behalf of or with the assets of any Plan consult with its counsel regarding the consequences under ERISA, the Code and any applicable Similar Laws of the acquisition, ownership and disposition of notes, whether any exemption would be applicable, and whether all conditions of such exemption have been satisfied such that the acquisition, holding and disposition of the notes by the Plan are entitled to full exemptive relief thereunder.

Nothing herein shall be construed as, and the sale of notes to a Plan is in no respect, a representation by us or the underwriter that any investment in the notes would meet any or all of the relevant legal requirements with respect to investment by, or is appropriate for, Plans generally or any particular Plan.

UNDERWRITING

Raymond James & Associates, Inc. is acting as the sole underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated September 19, 2013, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, $125,000,000 principal amount of the notes (other than those covered by the underwriter’s option).

The underwriting agreement provides that the obligations of the underwriter to purchase and accept delivery of the notes offered by this prospectus supplement are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriter is obligated to purchase and accept delivery of all of the notes offered by this prospectus supplement, if any are purchased.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to $18,750,000 million additional aggregate principal amount of notes at the offering price less the discount. Any notes issued or sold under the option will be issued and sold on the same terms and conditions as the other notes that are subject of this offering.

Stabilization

In connection with the offering of the notes, the underwriter may engage in stabilizing transactions and syndicate covering transactions. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions which may include purchases pursuant to the option. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriter engages in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Commission and Discounts

The underwriter proposes to offer the notes directly to the public at the public offering price indicated on the cover page of this prospectus supplement less a concession not to exceed 1.5% per note. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus supplement. The notes are offered by the underwriter as stated in this prospectus supplement, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriter by us, assuming both no exercise and full exercise of the option to purchase additional notes. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $1 million.

	Per Note	Total Without Underwriter’s Option	Total With Underwriter’s Option
Underwriting discount	3.00%	$3,750,000	$4,312,500

Market Making

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for a listing of the notes on any stock exchange. We have been advised by the underwriter that it intends to make a market in the notes but it is not obligated to do so, and may discontinue market making at any time without notice. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that prices that you receive when you sell will be favorable. If an active public trading market for the notes does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected.

Indemnification

We have agreed to indemnify the underwriter against various liabilities, including certain liabilities under the Securities Act, and the Exchange Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

Lock-up Agreements

We and our officers and directors have agreed that, for a period beginning on the date of the lock-up agreement and continuing through the close of trading on the date that is 90 days after the date of the underwriting agreement, we and they will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any relevant security. “Relevant security” means the common stock, any other of our or our subsidiaries’ equity securities or any of and any security convertible into, or exercisable or exchangeable for, any common stock or other such equity security. Raymond James & Associates, Inc. in its sole discretion may release any relevant securities subject to these lock-up agreements at any time without notice.

The foregoing restrictions do not apply to certain transactions by our directors and officers, including:

(1) bona fide gifts or gifts of relevant securities by will or intestacy;

(2) the transfer of relevant securities to their affiliates, as such term is defined in Rule 405 under the Securities Act;

(3) the transfer of relevant securities to any trust for their direct or indirect benefit or their immediate family; provided that any such transfer shall not involve a disposition for value;

(4) the transfer of relevant securities with the written consent of Raymond James & Associates, Inc.;

(5) transactions in relevant securities acquired in the open market after the completion of the offering; provided that no filing by any party under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D-A or 13G-A) made after the expiration of the lock-up period); or

(6) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided, however, that no sales of relevant securities shall be made pursuant to a Plan prior to the expiration of the lock-up period (as the same may be extended pursuant to the provisions hereof); provided further, that we are not required to report the establishment of such Plan in any public report or filing with the SEC under the Exchange Act during the lock-up period and do not otherwise voluntarily effect any such public filing or report regarding such Plan.

In the case of any transfer pursuant to (1) through (4) above, each resulting transferee (or trustee, as applicable) of a relevant security is required to execute and deliver to Raymond James & Associates, Inc. an agreement satisfactory to it certifying that such transferee is bound by the terms of the lock-up agreement.

Settlement Cycle

We expect that the delivery of the notes will be made through DTC on or about September 24, 2013, which is three business days following the date of confirmation of sales of the notes (this settlement cycle being referred to as “T+3”).

Electronic Distribution

A prospectus supplement in electronic format may be made available on websites or through other online services maintained by the underwriter or by its affiliates. Other than the prospectus supplement in electronic format, the information on the underwriter’s websites and any information contained in any other website maintained by the underwriter is not part of this prospectus supplement, the accompanying prospectus, or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), it has not made and will not make an offer of notes to the public in that relevant member state prior to the publication of a prospectus in relation to such offer that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, it may, with effect from and including the relevant implementation date, make an offer of notes in that relevant member state at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives, on behalf of the underwriters, for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the expression may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)), received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Switzerland

The notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the notes have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of notes will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and investors in the notes will not benefit from protection or supervision by such authority.

Dubai

This prospectus supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Japan

The notes offered in this prospectus supplement have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan, or to or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The notes will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document  relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus suppmenet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii)  by operation of law.

LEGAL MATTERS

The validity of the debt securities registered in this offering will be passed upon by the law firm of Seyfarth Shaw LLP, Houston, Texas. Certain matters will be passed upon for the underwriters by Morrison & Foerster LLP, New York, New York.

EXPERTS

Our consolidated balance sheet as of December 31, 2012 and December 31, 2011 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 and the effectiveness of our internal control over financial reporting as of December 31, 2012, incorporated in this prospectus supplement by reference to our annual report on Form 10-K for the year ended December 31, 2012 (filed March 15, 2013), have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Certain estimates of proved oil reserves for us, incorporated by reference herein, were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a Registration Statement on Form S-3 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus supplement in accordance with the rules of the SEC.

The Company files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. Our file number is 001-12697. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at Headquarters Office, 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov. In addition, the Company maintains a website (www.bpzenergy.com) on which we also make available, free of charge, all of the Company’s above mentioned filings with the SEC, including Forms 3, 4 and 5 filed with respect to our equity securities under Section 16(a) of the Exchange Act. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC (except for those items furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K unless otherwise stated therein):

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 15, 2013.

●	Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed on May 10, 2013.

●	Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed on August 9, 2013.

●	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2012:

	●	Current Report on Form 8-K filed on January 2, 2013;
	●	Current Report on Form 8-K filed on January 17, 2013;
	●	Current Report on Form 8-K filed on March 12, 2013;
	●	Current Report on Form 8-K filed on May 10, 2013;
	●	Current Report on Form 8-K filed on June 10, 2013;
	●	Current Report on Form 8-K filed on September 9, 2013; and
	●	Current Report on Form 8-K filed on September 19, 2013.

●	The description of our common stock contained in our Registration Statement on Form 8-A as originally filed with the Commission on October 20, 2009, and any amendment or report that may be filed from time to time for the purpose of updating, changing or modifying the description of our common stock.

In addition, all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of this prospectus supplement and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus supplement and to be a part of this prospectus supplement from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement, unless otherwise indicated on such Form 8-K.

You may obtain copies of this prospectus supplement or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing Corporate Secretary, BPZ Resources, Inc., 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079, or calling (281) 556-6200.

PROSPECTUS

BPZ RESOURCES, INC.

580 Westlake Park Boulevard, Suite 525

Houston, Texas 77079

(281) 556-6200

$500,000,000

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Securities Warrants

Subscription Rights

Units

Guarantees of Debt Securities of BPZ Resources, Inc. by:

BPZ Lote Z-1 S.R.L.

BPZ Lote XIX S.R.L.

BPZ Lote XXII S.R.L.

BPZ Lote XXIII S.R.L.

Empresa Electrica Nueva Esperanza, S.R.L.

$134,599,416

Common Stock

We may offer and sell, from time to time in one or more offerings, shares of our debt securities, common stock, preferred stock, depositary shares, securities warrants or subscription rights, or any combination thereof. We may sell these securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement.

This prospectus provides you with a general description of the securities we may offer. Each time we sell shares of our securities, we will provide a supplement to this prospectus that contains specific information about the offering, including initial offering price to the public. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities.

Our common stock is quoted on the New York Stock Exchange (“NYSE”) under the symbol “BPZ.” As of December 1, 2010, the closing sale price of our common stock as reported on NYSE was $4.42 per share.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 3 to read about factors you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 20, 2010

Table of Contents

ABOUT THIS PROSPECTUS	1
THE COMPANY	1
RISK FACTORS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
RATIO OF EARNINGS TO FIXED CHARGES	17
USE OF PROCEEDS	17
DESCRIPTION OF DEBT SECURITIES	17
DESCRIPTION OF CAPITAL STOCK	27
DESCRIPTION OF DEPOSITARY SHARES	29
DESCRIPTION OF SECURITIES WARRANTS	30
DESCRIPTION OF SUBSCRIPTION RIGHTS	31
DESCRIPTION OF UNITS	32
PLAN OF DISTRIBUTION	33
PRICE RANGE OF OUR COMMON STOCK	35
LEGAL MATTERS	35
EXPERTS	35
WHERE YOU CAN FIND MORE INFORMATION	35
INFORMATION INCORPORATED BY REFERENCE	36

You should rely only on information contained in this prospectus and any prospectus supplement and those documents incorporated by reference herein. We have not authorized anyone else to provide you with different information. Neither we nor the selling security holders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC”. Under this registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings with an aggregate offering price of up to $500,000,000. We may also sell our common stock from time to time in one or more offerings with an aggregate offering price of up to $134,599,416. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any prospectus supplement, the terms “we,” “us,” “our,” “BPZ” and “the Company” refer to BPZ Resources, Inc., a Texas corporation, and its subsidiaries (unless the context indicates another meaning).

THE COMPANY

This is only a summary and does not contain all the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

BPZ Resources, Inc.

We are based in Houston, Texas with offices in Lima, Peru and Quito, Ecuador. We are focused on the exploration, development and production of oil and natural gas in Peru and to a lesser extent Ecuador. We also intend to utilize part of our planned future natural gas production as a supply source for the complementary development of a gas-fired power generation facility in Peru, which we expect to wholly- or partially-own.

We maintain a subsidiary, BPZ Exploración & Producción S.R.L. (“BPZ E&P”), registered in Peru through our wholly-owned subsidiary BPZ Energy International Holdings, L.P., a British Virgin Islands limited partnership, and its subsidiary BPZ Energy, LLC, a Texas limited liability company. Currently, we, through BPZ E&P, have exclusive rights and license contracts for oil and gas exploration and production covering a total of approximately 2.2 million acres, in four blocks, in northwest Peru. Our license contracts cover 100% ownership of the following properties: Block Z-1 (0.6 million acres), Block XIX (0.5 million acres), Block XXII (0.9 million acres) and Block XXIII (0.2 million acres). The Block Z-1 contract was signed in November 2001, the Block XIX contract was signed in December 2003 and Blocks XXII and XXIII contracts were signed in November 2007. Generally, according to the Organic Hydrocarbon Law No. 26221 and the regulations thereunder (the “Organic Hydrocarbon Law” or “Hydrocarbon Law”), the seven-year term for the exploration phase can be extended in each contract by an additional three years up to a maximum of ten years. However, specific provisions of each license contract can vary the exploration phase of the contract as established by the Hydrocarbon Law. The license contracts require us to conduct specified activities in the respective blocks during each exploration period in the exploration phase. If the exploration activities are successful, we may decide to enter the exploitation phase and our total contract term can extend up to 30 years for oil exploration and production and up to 40 years for gas exploration and production. In the event a block contains both oil and gas, as is the case in our Block Z-1, the 40-year term may apply to oil exploration and production as well.

Additionally, through our wholly-owned subsidiary, SMC Ecuador Inc., a Delaware corporation, and its registered branch in Ecuador, we own a 10% non-operating working interest in an oil and gas producing property, Block 2, located in the southwest region of Ecuador (the “Santa Elena Property”). The license agreement covering the property extends through May 2016.

Company Offices

Our principle executive offices are located at 580 Westlake Park Boulevard, Suite 525, Houston, Texas 77079 and our telephone number is (281) 556-6200. Our website address is www.bpzenergy.com. Information contained on our website does not constitute part of this prospectus.

RISK FACTORS

The purchase of our common stock is a substantial transaction involving a high degree of risk. Prior to making an investment decision, you should carefully consider, together with the other information contained in this prospectus, the following risk factors.

Investors should assume that if any of the following risks actually materialize, our business, financial condition or results of future operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

ITEM 1A. RISK FACTORS

Risks Relating to the Oil and Natural Gas Industry, the Power Industry, and Our Business.

We have a limited operating history and have only engaged in start-up and development activities. We are in the initial stages of developing our oil and natural gas reserves and have recently begun producing and selling oil from our recent discoveries under an extended well test program. We are also subject to all of the risks inherent in attempting to expand a relatively new business venture. Such risks include, but are not limited to, the possible inability to profitably operate our existing properties or properties to be acquired in the future, our possible inability to fully fund the development requirements of such properties and our possible inability to acquire additional properties that will have a positive effect on our operations. We can provide no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of our securities. Accordingly, we are subject to the risk that because of these factors and other general business risks noted throughout these “Risk Factors,” we may, in particular, not be able to profitably execute our plan of operation.

In fields we have not placed into commercial production, we must comply with Peruvian legal and regulatory requirements to be able to produce and sell oil after the expiration of production testing or approved extended well testing. If we do not obtain approval to continue our well testing on wells producing for more than six months, we would be required to suspend production from such wells and we would experience an interruption in production that would negatively impact the revenues and cash flow associated with those wells. Under new legislation regulating well testing in Peru, all new wells may be placed on production testing for up to six months. If we need additional time for testing a new well, we must submit a request for the well to enter into an extended well test period, together with technical justification for such need and duration, to the DGH, the agency of the Ministry of Energy and Mines responsible for regulating the optimum development of oil and gas fields. After the initial six-month period or before an approved extended well test period expires, we will be required to have the necessary gas and water reinjection equipment in place to continue producing the well according to existing environmental regulations. We are subject to this legislation in our Albacora field and any new fields we develop prior to placing them in commercial production.

As of November 30, 2010, we were producing oil from the A-14XD well in the Albacora field under extended well testing and gas flaring permits The permit for the A-14XD well is valid through mid-January 2011, at which time we will need to apply for a new extended well testing and gas flaring permit to continue production from this well. If we do not receive extended well testing permits on the well in Albacora beyond the current six-month test period, we will experience an interruption in production that would negatively impact any revenue and cash flow associated with this well until the applicable requirements are satisfied for commercial production in Albacora, which is anticipated to be by year end 2011. No assurance can be given that DGH or the Ministry of Energy and Mines will grant approval of this or any future extended well testing and gas flaring permits requested by us. Our current view is that we may be able to produce our new wells for at least six months, under the new well testing regulations. Testing of these wells beyond the initial six month period will require application to the Ministry of Energy and Mines, which may not grant approval.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors that may turn out to be inaccurate. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves shown or incorporated by reference in this prospectus.

In order to prepare our reserve estimates, our independent petroleum engineer must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates, and those variances may be material. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum engineer may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

One should not assume that the net present value of our proved reserves prepared in accordance with the Commission’s guidelines referred to in this report is the current market value of our estimated oil reserves. We base the net present value of future net cash flows from our proved reserves on an unweighted arithmetic average of the first-day-of-the month price for each month during the 12-month calendar year and year-end costs. Actual future prices, costs, taxes and the volume of produced reserves may differ materially from those used in the net present value estimate.

Except as required by applicable law, we undertake no duty to update this information and do not intend to update this information.

As of December 31, 2009, approximately 74% of our estimated net proved reserves were undeveloped. There can be no assurance that all of these reserves will ultimately be developed or produced. We own rights to oil and gas properties that have limited or no development. There are no guarantees that our properties will be developed profitably or that the potential oil and gas resources on the property will produce as expected if they are developed.

Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards. However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated. We may not have or be able to obtain the capital we need to develop these proved reserves.

We have not been profitable since we commenced operations and have historically had significant working capital deficits. To date we have had limited revenue and limited earnings from operations. Though we currently have a working capital surplus, the sources of our working capital surplus have generally been equity and debt financings rather than revenue from operations and we may incur working capital deficits in the future. We cannot provide any assurance that we will be profitable in the future or that we will be able to generate cash from operations or financings to fund working capital deficits.

We require additional financing for the exploration and development of our foreign oil and gas properties and the construction of our proposed power generation facility, pipeline and gas processing facility. Since the merger with Navidec, Inc. (“Navidec”) on September 10, 2004 (the “Merger”), we have funded our operations with the net proceeds of (i) approximately $288 million in various private and public offerings of our common stock, (ii) $186.4 million in convertible debt financing, including $170.9 million of convertible debt financing sold in a private offering and $15.5 million in convertible debt financing from the International Finance Corporation (“IFC”) that was converted into approximately 1.5 million shares of our common stock in May 2008, and (iii) $15.0 million in a reserve-based lending facility with IFC. We have recently begun to generate revenues from operations. With these funds we have begun to implement our plans to develop our existing oil and gas properties, but we will need significant additional financing to fully implement our plan of operation. As we continue to execute our business plan and expand our operations, our cash commitments increase and the likelihood of our seeking additional financing, either through the equity markets, debt financing or a combination of both, will increase over the next six months. If we are unable to timely obtain adequate funds to finance our exploration and development, our ability to develop our oil and natural gas reserves may be limited or substantially delayed. Such limitations or delays could result in the potential loss of our oil and gas properties if we were unable to meet our obligations under the license agreements, which could, in turn, limit our ability to repay our debts. Inability to timely obtain funds also could cause us to delay, scale back or abandon our plans for construction of our power generation facility, pipelines and gas processing facility.

Future amounts required to fund our foreign activities may be obtained through additional equity and debt financing, joint venture arrangements, the sale of oil and gas interests, and/or future cash flows from operations. However, adequate funds may not be available when needed or may not be available on favorable terms. The exact nature and terms of such funding sources are unknown at this time, and there can be no assurance that we will obtain such funding or have adequate funding available to finance our future operations.

Any failure to meet our debt obligations or the occurrence of a continuing default under our debt facility would adversely affect our business and financial condition. Through our subsidiaries BPZ E&P and BPZ Marine Peru S.R.L. (“BPZ Marine”), as borrowers, we entered into a $15.0 million senior revolving debt facility with IFC in August 2008, which funded in October 2008. The current facility is secured by a pledge of the shares of our BPZ E&P and BPZ Marine Peru subsidiaries.

The debt facility provides for events of default customary for agreements of this type, including, among other things:

●	payment breaches under any of the finance documents for the first and second tranche of the senior debt;

●	failure to comply with obligations under the finance documents;

●	representation and warranty breaches;

●	expropriation of the assets, business or operations of any borrower;

●	insolvencies of any borrower;

●	certain attachments against the assets of any borrower;

●	abandonment or extended business interruption of the Corvina Field or certain other petroleum assets for a period over 100 consecutive days or an aggregate of 120 days in any twelve month period;

●

failure to maintain certain authorizations with respect to any financing documents with the IFC, the development and operation of the Corvina Field in Block Z-1, any additional petroleum assets under license contracts with Perupetro or certain other key agreements;

●	revocation of any financing or security documents with the IFC or certain key agreements;

●	defaults on certain liabilities;

●	certain judgments against the borrower or any subsidiary;

●	failure to make payment on any other liabilities in excess of $2 million;

●	engagement in certain sanctionable, such as fraudulent, coercive or corrupt, practices; or

●	restrictions enacted in Peru that could inhibit any payment a borrower is required to make under the financing documents with the IFC.

Upon the occurrence of an event of default or a specified change of control event, each lender under our debt facility may: (i) terminate all or part of the relevant facility; (ii) declare all or part of the principal amount of the loan, together with accrued interest, immediately due and payable; (iii) declare all or part of the principal amount of the loan, together with accrued interest, payable on demand; or (iv) declare any and all of the security documents under the facility enforceable and exercise its rights under such documents, including rights of foreclosure against the collateral. In addition, if any borrower is liquidated or declared bankrupt, all loans and interest accrued on it or any other amounts due, will become immediately due and payable without notice.

The maximum amount available under this facility will be reduced by $2.5 million beginning on December 16, 2010 and every six months thereafter during the term of the Agreement. The facility is subject to a semi-annual borrowing base determination based on the value of oil reserves. In the event the amount outstanding exceeds the re-determined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make any required repayment. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings, we may be required to arrange new financing or sell a portion of our assets.

Our ability to meet our current and future debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive, if it can be done at all.

Demand for oil and natural gas is highly volatile. A substantial or extended decline in oil or natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations as well as our ability to meet our capital expenditure obligations and financial commitments to implement our business plan. Any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices.

Historically, oil and gas prices and markets have been volatile and are likely to be volatile again in the future. For example, oil and natural gas prices increased to historical highs in 2008 and then declined significantly over the last two quarters of 2008. In early July 2008, commodity prices reached levels in excess of $140.00 per Bbl of crude oil and $13.00 per Mcf for natural gas and declined to below $70 per barrel and approximately $4 per Mcf in August 2009. As of November 10, 2010, those prices were $87.81 per Bbl per Bbl of crude oil and $3.99 per Mcf for natural gas. These prices will likely continue to be volatile in the future. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. Those factors include:

●	international political conditions (including wars and civil unrest);

●	the domestic and foreign supply of oil and gas;

●	the level of consumer demand;

●	weather conditions;

●	domestic and foreign governmental regulations and other actions;

●	actions taken by the Organization of Petroleum Exporting Countries (OPEC);

●	the price and availability of alternative fuels; and

●	overall economic conditions.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil and natural gas we can produce economically, if any. A continuation of low or a further decline in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity, and may require a reduction in the carrying value of our oil and gas properties. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration and production costs and acquisition costs for additional properties and reserves may also increase. We do not enter into hedging arrangements or use derivative financial instruments such as crude oil forward and swap contracts to hedge our risk associated with fluctuations in commodity prices.

Recent changes in the financial and credit market may impact economic growth, and combined with the recent volatility of oil and natural gas prices, may also affect our ability to obtain funding on acceptable terms or obtain funding under our proposed credit facilities.   Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. Accordingly, the equity capital markets have become exceedingly distressed. These issues, along with significant asset write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain debt or equity capital funding.

Due to these and possibly other factors, we cannot be certain funding will be available if needed, and to the extent required, on acceptable terms. If funding is not available as needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our exploratory and development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Our future operating revenue is dependent upon the performance of our properties. Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of oil and gas and our ability to expand our operations through the successful implementation of our plans to explore, acquire and develop additional properties. The successful development of oil and gas properties requires an assessment of potential recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. No assurance can be given that we can produce sufficient revenue to operate our existing properties or acquire additional oil and gas producing properties and leases. We may not discover or successfully produce any recoverable reserves in the future, or we may not be able to make a profit from the reserves that we may discover. In addition, we are in a long-term testing program and regularly bring wells on or offline depending on technical performance and testing period requirements. In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional, third-party funding, if such funding can be obtained. Such options would possibly include debt financing, sale of equity interests in the Company, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such financing on a timely basis, we could be required to delay or scale back our operations. If such unavailability of funds continued for an extended period of time, this could result in the termination of our operations and the loss of an investor’s entire investment.

Our business involves many uncertainties and operating risks that may prevent us from realizing profits and can cause substantial losses. Our exploration and production activities may be unsuccessful for many reasons, including weather, the drilling of dry holes, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well will not ensure we will realize a profit on our investment. A variety of factors, including geological, regulatory and market-related factors can cause a well to become uneconomical or only marginally economical. Our business involves a variety of operating risks, including:

●	fires;

●	explosions;

●	blow-outs and surface cratering;

●	uncontrollable flows of natural gas, oil and formation water;

●	natural disasters, such as typhoons and other adverse weather conditions;

●	pipe, cement, subsea well or pipeline failures;

●	casing collapses;

●	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

●	abnormally pressured formations; or

●	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

Experiencing any of these operating risks could lead to problems with any well bores, platforms, gathering systems and processing facilities, which could adversely affect any drilling operations we may commence. Affected drilling operations could further lead to substantial losses as a result of:

●	injury or loss of life;

●	severe damage to and destruction of property, natural resources and equipment;

●	pollution and other environmental damage;

●	clean-up responsibilities;

●	regulatory requirements, investigations and penalties;

●	suspension of our operations; or

●	repairs to resume operations.

If any of these risks occur, we may have to curtail or suspend any drilling or production operations and we could have our sales of oil interrupted or suspended, which could have a material adverse impact on our financial condition, operations and ability to execute our business plan.

We conduct offshore exploration, exploitation and production operations off the coast of northwest Peru, all of which are also subject to a variety of operating risks peculiar to the marine environment. Such risks include collisions, allisions, groundings and damage or loss from adverse weather conditions or interference from commercial fishing activities. These conditions can cause substantial damage to facilities, tankers and barges, as well as interrupt operations. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

Disruption of services provided by our barges and tankers could temporarily impair our operations and delay delivery of our oil to be sold. We depend on our deck barges BPZ-01 and BPZ-02 to act as a tender support vessels for our offshore drilling operations in our Corvina and Albacora fields in Block Z-1. In addition, we have two barges under capital lease to use in support of our offshore oil production operations. One barge is used as a floating production, storage and offloading facility and the other is currently being used as a floating storage and offloading facility. In addition, we have time chartered a double hull tank barge to transport crude oil from our offshore production and storage facilities in the Corvina and Albacora fields to the Talara refinery approximately 70 miles south of the platform where the oil is sold at current market prices under sales contracts with the Peruvian national oil company, Petroleos del Peru- PETROPERU S.A. Any disruption or delay of the services to be provided by our barges or tanker because of adverse weather conditions, accidents, mechanical failures, insufficient personnel or other events could temporarily impair our operations, delay implementation of our business plan, and increase our costs.

Future oil and natural gas declines or unsuccessful exploration efforts may result in significant charges or a write-down of our asset carrying values.   We follow the successful efforts method of accounting for our investments in oil and natural gas properties. Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. Certain costs of exploratory wells are capitalized pending determinations that proved reserves have been discovered. If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of our oil and natural gas properties, on a field basis, cannot exceed the estimated undiscounted future net cash flows of that field. If net capitalized costs exceed undiscounted future net cash flows, we must write down the costs of each such field to our estimate of its fair market value. Unproved properties are evaluated at the lower of cost or fair market value. Accordingly, a significant decline in oil or natural gas prices or unsuccessful exploration efforts could cause a future write-down of capitalized costs.

We evaluate impairment of our proved oil and gas properties whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues. Once incurred, a write-down of oil and natural gas properties cannot be reversed at a later date even if oil or natural gas prices increase.

Our management team has limited experience in the power generation business and we need additional funding to construct power generation and gas processing facilities and pipelines. Our plan of operation includes constructing power generation and gas processing facilities and pipelines in Peru and in the future potentially Ecuador. However, the experience of our management team has primarily been in the oil and natural gas exploration and production industry and we have limited experience in the power generation business. We have recently hired a Director of Gas-to-Power and Project Manager. However, we continue relying on consultants and outside engineering and technical firms to provide the expertise to plan and execute the power generation aspects of our strategy and we have not yet hired all necessary full-time employees to manage this line of business. If we do not have sufficient funds or if we are unable to successfully find partners to participate in our gas-to-power project, we will need to find alternative sources of funding for the construction of the power generation and gas processing facilities, which may not be available when needed or available on favorable terms.

Construction and operation of power generation and gas processing facilities and pipelines involve significant risks and delays that cannot always be covered by insurance or contractual protections. The construction of power generation and gas processing facilities and pipelines involve many risks, including:

●	supply interruptions;

●	work stoppages;

●	labor disputes;

●	social unrest;

●	inability to negotiate acceptable construction, supply or other contracts;

●	inability to obtain required governmental permits and approvals;

●	weather interferences;

●	unforeseen engineering, environmental and geological problems;

●	unanticipated cost overruns;

●	possible delays in the acquisition of necessary gas turbines;

●	possible delays in transporting the necessary equipment to our planned facility in Northern Peru;

●	possible delays in connection with power plant construction;

●	possible delays or difficulties in completing financing arrangements for the gas-to-power project; and

●	possible difficulties or delays with respect to any necessary Peruvian regulatory compliance.

The ongoing construction and future operation of these facilities involve all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performances below expected levels of output or efficiency. We intend to maintain commercially reasonable levels of insurance where such insurance is available and cost-effective, obtain warranties from vendors and obligate contractors to meet certain performance levels. However, the coverage or proceeds of any such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses and higher costs.

The success of our gas-to-power project depends, in part, on the existence and growth of markets for natural gas and electricity in Peru and Ecuador. Peru has a relatively well-developed and stable market for electricity, while the power market in Ecuador is not as well-developed or stable. Both countries rely on hydroelectric generating capacity for a significant portion of their power demand. Hydroelectric plants are much less expensive to operate than plants that utilize natural gas, but they are subject to variable output based on rainfall and reservoir levels. The majority of the non-hydroelectric or thermal power capacity in both countries consists of generating plants that utilize diesel or fuel oil, which are significantly more costly than natural gas at this time. Both countries have natural gas reserves and production, but neither has a well-developed natural gas infrastructure. Our immediate business plan relies on the continued stability of the power market in Peru (and Ecuador for the purpose of gas sales to third-party power producers in Ecuador), and our longer-term plans depend on the further development of the electricity market in Ecuador. We currently do not expect to complete our power plant until 2012. Our assessment of the future power market and demand in Peru and Ecuador could be inaccurate. We are subject to the following risks that:

●

relatively more favorable business conditions for hydroelectric plants, a material reduction in power demand or other competitive issues may adversely affect the demand and prices for the electricity that we expect to produce by the time the power plant is completed;

●	our lifting costs could exceed the minimum wholesale power prices available, making the sale of our gas uneconomical;

●

potential disruptions or changes to regulations of the natural gas or power markets in these countries could occur by the time our power plant is completed, or we may not receive the necessary environmental or other permits and governmental approvals to operate our power plant;

●

although we plan to enter into long-term contracts to sell a significant part of our future power production, there can be no assurance that we will be successful in obtaining such contracts or that they will be on favorable terms; and

●

we will also be subject to the general commercial issues related to being in the power business, including the credit-worthiness of, and collections from future customers and the ability to profitably operate our future power plants.

The geographic concentration of our properties in northwest Peru and southwest Ecuador subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting that region specifically. The geographic concentration of our properties in northwest Peru and southwest Ecuador and adjacent waters means that some or all of our properties could be affected by the same event should that region, for example, experience:

●	severe weather (such as the effects of “El Niño,” which can cause excessive rainfall and flooding in Peru and Ecuador);

●	delays or decreases in production, the availability of equipment, facilities or services;

●	delays or decreases in the availability of capacity to transport, gather or process production; or

●	changes in the political or regulatory environment.

Because all our properties could experience the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

Along with the general instability that comes from international operations, we face political and geographical risk specific to working in South America. Presently, all of our oil and gas properties are located in South America, specifically Peru and Ecuador. The success and profitability of our international operations may be adversely affected by risks associated with international activities, including:

●	economic, labor, and social conditions;

●	local and regional political instability;

●	tax laws (including host-country export, excise and income taxes and U.S. taxes on foreign operations); and

●	fluctuations in the value of the U.S. dollar versus the local currencies in which oil and gas producing activities may be conducted.

This instability in laws, expenses of operations and fluctuations in exchange rates may make our assumptions about the economic viability of our oil and gas properties incorrect. If these assumptions are incorrect, we may not be able to earn sufficient revenue to cover our costs of operations.

Social and political unrest in Peru could cause heightened scrutiny over oil and gas regulatory matters. We believe there has been recent heightened scrutiny over regulatory matters concerning oil and gas exploration and production and the award of licensing contracts in Peru, in large part due to social and political unrest. For example, in August 2008, Peru’s Congress repealed two presidential decrees that made it easier for companies and individuals to buy land belonging to indigenous peoples as a result of protests from a large number of indigenous people in Peru’s Amazon jungle. Beginning in April 2009, thousands of indigenous people again protested by blocking roads and waterways in eastern Peru to try to force the repeal of additional decrees facilitating oil exploration, commercial farming and logging in parts of the Amazon jungle, resulting in a violent clash between police officers and the protestors in June 2009. The violence led to the suspension of several of the decrees and the Peruvian President’s third reshuffle of his cabinet since he came to power in 2006.

Peru’s most recent municipal and regional political elections were held in November 2010, and the next Peruvian Presidential and Congressional election will be in April 2011. The campaigning leading up to the elections will likely cause heightened political risk and attention to various topics, including the regulation of oil and gas companies operating in Peru, and related environmental law compliance. As a result of these or similar events, a shift in policy could occur with respect to the regulation of oil and gas companies making it more difficult or expensive to operate in such an environment.

Our operations in Peru and Ecuador involve substantial costs and are subject to certain risks because the oil and gas industry in Peru and Ecuador is less developed when compared to the United States. Because the oil and gas industry in Peru and Ecuador is less developed than in the United States, our drilling and development operations, in many instances, will take longer to complete and may cost more than similar operations in the United States. The availability of technical expertise and specific equipment and supplies may be more limited or costly in Peru and Ecuador than in the United States. If we are unable to obtain or unable to obtain without undue cost drilling rigs, equipment, supplies or personnel, our exploitation and exploration operations could be delayed or adversely affected, which could have a material adverse effect on our business, financial condition or results of operations. Furthermore, once oil and natural gas production is recovered, there are fewer ways to transport it to market for sale. Marine transportation is subject to risks such as adverse weather conditions, collisions, groundings and other risks of damage or delay. Pipeline and trucking operations are subject to uncertainty and lack of availability. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. We expect that such factors will continue to subject our international operations to economic and operating risks that companies with domestic operations do not experience.

We are subject to numerous foreign laws and regulations of the oil and natural gas industry that can adversely affect the cost, manner or feasibility of doing business. Our operations are subject to extensive foreign laws and regulations relating to the exploration for oil and natural gas and the development, production and transportation of oil and natural gas as well as electrical power generation. Because the oil and gas industry in the countries in which we operate is less developed than elsewhere, changes in laws and interpretations of laws are more likely than in countries with a more developed oil and gas industry. Future laws or regulations, as well as any adverse change in the interpretation of existing laws or our failure to comply with existing legal requirements may harm our results of operations and financial condition. In particular, there are indications that the current administration in Ecuador is likely to increase state intervention in the economy via new legislation and tightening control of areas such as energy, which could have a significant impact on our ability to operate in that country. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

●	work program guarantees and other financial responsibility requirements;

●	taxation;

●	royalty requirements;

●	customer requirements;

●	operational reporting;

●	environmental and safety requirements; and

●	unitization requirements.

Under these laws and regulations, we could be liable for:

●	personal injuries;

●	property and natural resource damages;

●	governmental infringements and sanctions; and

●	unitization payments.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts. The terms of each of our contracts with the government of Peru, including our Peruvian oil and gas license contracts, require that we perform certain activities, such as seismic acquisition, processing and interpretations and the drilling of required wells in accordance with those contracts and agreements. We are also required to conduct environmental impact assessments and establish our ability to comply with environmental regulations. Our failure to timely perform those activities as required could result in the suspension of our current production and sale of oil, the loss of our rights under a particular contract and/or the loss of the amounts we have posted as a guaranty for the performance of such activities, which would result in a significant loss to us.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”), and our failure to comply with the laws and regulations thereunder could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition. We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Since all of our oil and gas properties are in Peru and Ecuador, there is a risk of potential FCPA violations. We have a FCPA policy and a compliance program designed to ensure that the Company, its employees and agents comply with the FCPA. There is no assurance that such policy or program will work effectively all of the time or protect us against liability under the FCPA for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. Any violation of these laws could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

We are subject to complex environmental regulatory and permitting laws and regulations that can adversely affect the cost, manner and feasibility of our planned operations. The exploration for, and the development, production and sale of, oil and gas in South America, and the construction and operation of power generation and gas processing facilities and pipelines in South America are subject to extensive environmental, health and safety laws and regulations. Our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. For example, we are required to obtain an environmental permit or approval from the government in Peru prior to conducting seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters offshore of Peru, where we intend to conduct future oil and gas operations. We are also required to comply with numerous environmental regulations in order to transition from exploration to commercial production in the Albacora field or any new fields we develop. Additionally, environmental laws and regulations promulgated in Peru impose substantial restrictions on, among other things, the use of natural resources, interference with the natural environment, and the location of facilities, the handling and storage of hazardous materials such as hydrocarbons, the use of radioactive material, the disposal of waste, and the emission of noise and other activities. The laws create additional monitoring and reporting obligations in the event of any spillage or unregulated discharge of hazardous materials such as hydrocarbons. Failure to comply with these laws and regulations also may result in the suspension or termination of our planned drilling operations and subject us to administrative, civil and criminal penalties.

Our current permits and authorizations and our ability to get future permits and authorizations may, over time, be susceptible to increased scrutiny, resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we may experience delays in obtaining permits and authorizations in Peru necessary for our operations. We have currently suspended drilling in the Albacora field until our planned 3D seismic acquisition program in Block Z-1 is carried out. In 2009, we attempted to acquire 3D seismic in Block Z-1, but stopped its seismic acquisition program at the request of the government. We are currently completing additional government requested environmental studies to obtain the permit to begin the seismic acquisition program. Current indications are that permits should be granted and acquisition could begin in the first half of 2011. However, any material delays in receiving these permits could delay our ability to resume our drilling program in the Albacora field and could negatively affect our indicated reserves in Albacora.

Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations. Moreover, these laws and regulations could change in ways that substantially increase our costs. These laws and regulations have changed in the past and have generally imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly higher than those we currently anticipate, thereby increasing our overall costs. Any failure to comply with these laws and regulations could cause us to suspend or terminate certain operations or subject us to administrative, civil or criminal penalties. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and our ability to implement our plan of operation.

Compliance with, or breach of, laws relating to the discharge of materials into, and the protection of, the environment can be costly and could limit our operations. As an owner or lessee and operator of oil and gas properties in Peru and Ecuador, we are subject to various national, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, (i) impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations; (ii) subject the owner or lessee to liability for pollution damages and other environmental or natural resource damages; and (iii) require suspension or cessation of operations in affected areas or related sales of oil and gas.

We have established practices for continued compliance with environmental laws and regulations and we believe the costs incurred by these policies and procedures so far have been necessary business costs in our industry. However, there is no assurance that changes in or additions to laws or regulations regarding the protection of the environment will not increase such compliance costs, or have a material adverse effect upon our capital expenditures, earnings or competitive position.

Our oil and gas operations involve substantial costs and are subject to various economic risks. Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. We also face the risk that the oil and/or gas reserves may be less than anticipated, that we will not have sufficient funds to successfully drill on the property, that we will not be able to market the oil and/or gas due to a lack of a market and that fluctuations in the prices of oil and/or gas will make development of those wells uneconomical. This could result in a total loss of our investments made in our operations.

Competition for oil and natural gas properties and prospects is intense; many of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects. We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel and equipment. In addition, changes in Peruvian government regulation have enabled multinational and regional companies to enter the Peruvian energy market. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. Competition in our business activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. For example, if several companies are interested in an area, Perupetro (a state company responsible for promoting and overseeing the investment of hydrocarbon exploration and exploitation activities in Peru) may choose to call for bids, either through international competitive biddings or through private bidding processes by invitation, and award the contract to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the business practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

The loss of senior management or key technical personnel could adversely affect us. We have engaged certain members of management who have substantial expertise in the type of endeavors we presently conduct and the geographical areas in which we conduct them. We do not maintain any life insurance against the loss of any of these individuals. To the extent their services become unavailable, we will be required to retain other qualified personnel. There can be no assurance we will be able to recruit and hire qualified persons on acceptable terms. Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. In the event that the services of our current technical personnel become unavailable, we will need to hire qualified personnel to take their place. No assurance can be given that we will be able to recruit and hire such persons on acceptable terms. Inability to replace lost members of management or personnel may adversely affect us.

Insurance does not cover all risks. Exploration for, and the production of, oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, formations, injury to persons, loss of life, or damage to property, the environment or natural resources. As a result, we presently maintain insurance coverage in amounts consistent with our business activities and to the extent required by our license contracts. Such insurance coverage includes certain physical damage to the Company’s and third parties’ property, hull and machinery, protection and indemnity, employer’s liability, comprehensive third party general liability, workers compensation and certain pollution and environmental risks. However, we are not fully insured against all risks in all aspects of our business, such as political risk, civil unrest, war, business interruption, environmental damage and reservoir loss or damage. Further, no such insurance coverage can insure for all operational or environmental risks. The occurrence of an event that is not insured or not fully insured could result in losses to us. For example, uninsured or under insured environmental damages, property damages or damages related to personal injuries could divert capital needed to implement our plan of operation. If any such uninsured losses are significant, we may have to curtail or suspend our drilling or other operations until such time as replacement capital is obtained, if ever, and this could have a material adverse impact on our financial position.

We may not be able to replace our reserves. Our future success will depend upon our ability to find, acquire and develop oil and gas reserves that are economically recoverable. Any reserves we develop will decline as they are produced unless we are able to conduct successful revitalization activities, or are able to replace the reserves by acquiring properties containing proven reserves, or both. To develop reserves and achieve production, we must implement our development and production programs, identify and produce previously overlooked or by-passed zones and shut-in wells, acquire additional properties or undertake other replacement activities. We can give no assurance that our planned development, revitalization, and acquisition activities will result in significant reserves replacement or that we will have success in discovering and producing reserves economically. We may not be able to locate geologically satisfactory property, particularly since we will be competing for such property with other oil and gas companies, most of which have much greater financial resources than we do. Moreover, even if desirable properties are available to us, we may not have sufficient funds with which to acquire or develop them.

Risks Relating to this Offering

Investor profits, if any, may be limited for the near future. In the past, we have never paid a dividend. We do not anticipate paying any dividends in the near future. Accordingly, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses. We have not been profitable and have accumulated deficits of operations totaling $241.2 million through December 31, 2009. To date we have had limited revenue and no earnings from operations. There can be no assurances that sufficient revenue to cover total expenses can be achieved until, if at all, we fully implement our operational plan.

Additional infusions of capital may have a dilutive effect on existing shareholders. To finance our operations we may sell additional shares of our common stock. During the first quarter of 2010, we issued $170.9 million of Convertible Notes due 2015 that, if converted to common stock, could significantly increase the amount of our common shares outstanding by up to approximately 25.3 million shares currently. Our certificate of formation does not provide for preemptive rights. Any additional equity financing that we receive may involve substantial dilution to our then-existing shareholders. Furthermore, we may issue common stock to acquire properties, assets, or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced. In addition, we are authorized to issue up to 25,000,000 shares of preferred stock, the rights and preferences of which may be designated by our Board of Directors. If we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock.

Our operations may not generate sufficient cash to enable us to service our debt, including the Convertible Notes due 2015. Our future cash flow may be insufficient to meet our debt obligations and commitments. Any insufficiency could negatively impact our business. A range of economic, competitive, business and industry factors will affect our future financial performance, and, as a result, our ability to generate cash flow from operations and to pay our debt, including the Convertible Notes due 2015. Many of these factors, such as oil and gas prices, economic and financial conditions in our industry and the global economy or competitive initiatives of our competitors, are beyond our control.

If we do not generate enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

●	refinancing or restructuring our debt;
●	selling assets;
●	reducing or delaying capital investments; or
●	seeking to raise additional capital.

However, any alternative financing plans that we undertake, if necessary, may not allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations and prospects.

Shares eligible for future sale by our current shareholders may impair our ability to raise capital through the sale of our stock. As of December 1, 2010, we had 115,507,866 shares of common stock issued and outstanding. In addition, we have outstanding 5,337,465 shares of potentially dilutive securities, which mainly consist of options granted under our 2005 and 2007 Long-Term Incentive Compensation Plan, as amended. We also have an additional 4,462,836 shares of common stock allocated under our 2007 Long-Term Incentive Compensation Plan and our 2007 Directors’ Compensation Incentive Plan. During the first quarter of 2010, we issued $170.9 million of Convertible Notes due 2015 that, if converted to common stock, could potentially increase the amount of our common shares outstanding by up to approximately 25.4 million shares currently. The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease and thus could impair our ability to raise capital through the sale of our equity securities.

Our officers, directors, entities affiliated with them and certain institutional investors may exercise significant control over us. In the aggregate, our management and directors own or control approximately 15.0% of our common stock, and several institutional investors own approximately another 34.5% of our common stock, issued as of June 30, 2010. These shareholders, if acting together and owning approximately 49.5%, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of us that some shareholders may favor. Our certificate of formation and bylaws contain provisions that, either alone or in combination with the provisions of Texas law described below, may have the effect of delaying or making it more difficult for another person to acquire us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

●

A board of directors classified into three classes of directors with each class having staggered, three-year terms. As a result of this provision, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors.

●

The board’s authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock. To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change in control.

●

Our shareholders cannot act by less than unanimous written consent and must comply with the provisions of our bylaws requiring advance notification of shareholder nominations and proposals. These provisions could have the effect of delaying or impeding a proxy contest for control of us.

●

Provisions of Texas law, which we did not opt out of in our certificate of formation, that restrict business combinations with “affiliated shareholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our shareholders receiving a premium over the then current market price of our common stock.

The market price and trading volume of our common stock may be volatile. The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which the shares were acquired. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could adversely affect our share price or result in fluctuations in the price or trading volume of our common stock include:

●	actual or anticipated fluctuations in our results of operations;

●	failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;

●	success of our operating strategies;

●	decline in the stock price of companies that are our peers;

●	realization of any of the risks described in this section; or

●	general market and economic conditions.

Because we are a relatively new public company, these fluctuations may be more significant for us than they would be for a company whose stock has been publicly traded over an extended period of time.

In addition, the stock market has experienced in the past, and may in the future experience extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of our common stock, regardless of our actual operating performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act, which concern our business. Such statements are not guarantees of future performance, and actual results could differ materially from those expressed or implied in such statements as a result of certain factors, including those set forth in “Risk Factors” in this prospectus and those discussed in the documents we have incorporated by reference. In some cases, you can identify forward looking statement by terms such as, “may,” “will,” “should,” “could,” would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments we expect, believe, intend or anticipate will or may occur in the future, including the following matters, are forward looking statements:

●	heightened regulatory scrutiny regarding oil and gas exploration and production and the award of licensing contracts and changes in the regulation of oil and gas companies in Peru;

●

our ability to satisfy any Peruvian requirements affecting the license and other rights we have in oil and gas properties, including environmental and technical compliance, as well as deadlines for conducting exploration, testing and development activities;

●	our ability to obtain sufficient financing to continue initial drilling operations and complete our gas-to-power project;

●	our ability to discover, develop and produce economic quantities of oil and gas on our properties;

●	capital costs of drilling and completing wells;

●	capital costs of building other related production or gathering facilities;

●	the availability of contract operators and drillers;

●	the continued demand for crude oil and natural gas;

●	the expansion and growth of our operations;

●	the stability of the Peruvian economy; and

●	the stability of the Peruvian government.

These statements are based on certain assumptions and analyses made by us in light of our experience and our understanding of the industry. Such statements are subject to a number of assumptions including the following:

●

interpretations of available technical data and other assumptions inherent in the process of estimating oil and natural gas reserves, including economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds;

●	risks and uncertainties, including the risk factors in this prospectus;

●	general economic and business conditions;

●	the business opportunities that may be presented to and pursued by us;

●	changes in laws or regulations, including foreign laws and regulations that may impact us, and other factors, many of which are beyond our control; and

●	ability to obtain financing under favorable conditions.

The cautionary statements contained or referred to or incorporated by reference in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months ended September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1) Earnings (loss) available for fixed charges for the nine months ended September 30, 2010, and years ended December 31, 2009 2008, 2007, 2006 and 2005 were inadequate to cover fixed charges by $63.4 million, $46.6 million, $10.5 million, $21.2 million and $15.3 million and $6.3 million, respectively.

USE OF PROCEEDS

Except as may be described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the securities for general corporate purposes, including without limitation, reduction or refinancing of debt or other corporate obligations, capital expenditures and for working capital. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms of debt securities to which any prospectus supplement may relate. A prospectus supplement will describe the terms relating to any debt securities to be offered in greater detail, and may provide information that is different from this prospectus. If the information in the prospectus supplement differs with respect to the particular debt securities being offered from this prospectus, you should rely on the information in the prospectus supplement. The debt securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

We may conduct a portion of our operations through subsidiaries. Unless the debt securities are guaranteed by our subsidiaries as described below, the rights of our company and our creditors, including holders of the debt securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities and the subordinated debt securities will be issued under separate indentures among us, and any domestic subsidiaries that become guarantors of the debt securities (and are added as co-registrants to the registration statement of which this prospectus supplement forms a part), and a trustee that meets certain requirements and is selected by us (the “Trustee”). Senior debt securities will be issued under a “Senior Indenture” and subordinated debt securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

We have summarized selected provisions of the Indentures below. The summary is not complete and is qualified in its entirety by express reference to the provisions of the Indentures. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. The Indentures will be subject to and governed by certain provisions of the Trust Indenture Act of 1939, and we refer you to the Indentures and the Trust Indenture Act for a statement of such provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

We may offer debt securities under this prospectus. The Indentures do not limit the aggregate amount of debt securities, and we may issue debt securities up to the aggregate principal amount which may be authorized from time to time by the board of directors. The Indentures provide that debt securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series (Section 301). We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The debt securities will be our unsecured obligations.

The subordinated debt securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “—Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any subordinated debt securities.

If the prospectus supplement so indicates, the debt securities will be convertible into our common stock (Section 301).

If specified in the prospectus supplement, one or more of our subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the debt securities as described under “—Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of subordinated debt securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the subordinated debt securities are subordinated to our Senior Debt (Article Thirteen). The parent company has no independent assets or operations, the guarantees will be full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors named in the registration statement of which this prospectus forms a part are minor.

The applicable prospectus supplement will set forth the price or prices at which the debt securities to be offered will be issued and will describe the following terms of such debt securities:

(1) the designation, aggregate principal amount and authorized denominations of the debt securities;

(2) whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the related subordination terms;

(3) whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

(4) any limit on the aggregate principal amount of the debt securities;

(5) the dates on which the principal of the debt securities will be payable;

(6) the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

(7) the places where payments on the debt securities will be payable;

(8) any terms upon which the debt securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

(10) the portion of the principal amount, if less than all, of the debt securities that will be payable upon declaration of acceleration of the Maturity of the debt securities;

(11) whether the debt securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the debt securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the debt securities; and

(15) any other terms of the debt securities not inconsistent with the provisions of the Indenture (Section 301).

Debt securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Senior Debt Securities

The senior debt securities will be our direct-unsecured obligations and will constitute senior indebtedness (in each case as defined in the applicable Supplemental Indenture) ranking on a parity with all of our other unsecured and unsubordinated indebtedness.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the subordinated debt securities will, to the extent set forth in the Subordinated Indenture with respect to each series of subordinated debt securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the senior debt securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any subordinated debt securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

●

the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

●

the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the subordinated debt securities; and

●

the definition of Senior Debt applicable to the subordinated debt securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the subordinated debt securities of that series will be subordinated.

The failure to make any payment on any of the subordinated debt securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the subordinated debt securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the subordinated debt securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the subordinated debt securities as described under “—Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantees

If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the debt securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).

In the case of subordinated debt securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the subordinated debt securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable debt securities (or such debt securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, debt securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the debt securities of each series (Section 1002).

If the debt securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any debt security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part (Section 305).

Global Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the debt securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any debt security described in this prospectus, no Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the debt securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated debt securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All debt securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the debt securities that it represents for all purposes under the debt securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any debt securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any debt securities that is represents for any purpose under the debt securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of debt securities take physical delivery of such debt securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any Interest Payment Date will be made to the Person in whose name such debt security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on debt securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in the City of New York will be designated as sole Paying Agent for payments with respect to senior debt securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in the City of New York will be designated as the sole Paying Agent for payment with respect to subordinated debt securities of each series. Any other Paying Agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the debt securities of a particular series (Section 1002).

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such debt security thereafter may look only to us for payment (Section 1003).

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indentures including the due and punctual payment of the principal of, any premium on, and any interest on, all of the outstanding debt securities and the performance of every covenant applicable to be performed or observed by us;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing;

(3) we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance or transfer and such Supplemental Indenture comply with the foregoing provisions relating to such transaction; and

(4) several other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to debt securities of any series:

(1) failure to pay principal of or any premium on any debt security of that series when due, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any debt securities of that series when due, continued for 30 days, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, whether or not, in the case of subordinated debt securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “—Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding debt securities of that series, as provided in such Indenture; and

(6) certain events of bankruptcy, insolvency or reorganization affecting us or any Significant Subsidiary.

(7) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

If an Event of Default (other than an Event of Default with respect to BPZ Resources, Inc. described in clause (6) above) with respect to the debt securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding debt securities of that series by notice as provided in the Indenture may declare the principal amount of the debt securities of that series (or, in the case of any debt security that is an Original Issue Discount Security, such portion of the principal amount of such debt security as may be specified in the terms of such debt security) to be due and payable immediately. If an Event of Default with respect to BPZ Resources described in clause (6) above with respect to the debt securities of any series at the time Outstanding occurs, the principal amount of all the debt securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “—Modification and Waiver” below.

A default under other indebtedness of the Company will not be a default under the Indentures and a default under one series of debt securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default which will apply to a series of debt securities will be described in the prospectus supplement relating to such series of debt securities.

Under the Indentures, the trustee must give to the holders of each series of debt securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods). However, except in the case of default in the payment of principal of, any premium on, or any interest on any of the debt securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series (Section 602).

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series (Section 512).

No Holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the debt securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding debt securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a Holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security or, if applicable, to convert such debt security (Section 508).

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

We and the trustee may, without the consent of the holders of the debt securities, enter into one or more Supplemental Indentures for, among others, one or more of the following purposes, provided that in the case of clauses (2), (3), (4) and (6), the interests of the holders of debt securities would not be adversely affected:

(1) to evidence the succession of another corporation to us, and the assumption by such successor of our obligations under the applicable Indenture and the debt securities of any series;

(2) to add covenants by us, or surrender any of our rights conferred by the applicable Indenture, for the benefit of the holders of debt securities of any or all series;

(3) to cure any ambiguity, omission, defect or inconsistency in or make any other provision with respect to questions arising under the applicable Indenture;

(4) to establish the form or terms of any series of debt securities, including any subordinated securities;

(5) to evidence and provide for the acceptance of any successor trustee with respect to one or more series of debt securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the applicable Indenture; and

(6) to provide any additional Events of Default (Section 901).

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding debt security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2) reduce the principal amount of, or any premium or interest on, any debt security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any debt security;

(6) modify the subordination provisions in the case of subordinated debt securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the subordinated debt securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding debt securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(10) modify such provisions with respect to modification, amendment or waiver (Section 902).

The Holders of a majority in principal amount of the Outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding debt securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding debt security of such series (Section 513).

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a debt security is not determinable (for example, because it is based on an index), the principal amount of such debt security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such debt security; and

(3) the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security (or, in the case of a debt security described in clause (1) or (2) above, of the amount described in such clause).

Certain debt securities, including those owned by us or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding debt securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all Outstanding debt securities of any series issued thereunder, when:

(1) either:

(a) all Outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the debt securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the debt securities of that series have been satisfied (Article Four).

Legal Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the debt securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).

Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any debt securities, we will be discharged from all our obligations, and, if such debt securities are subordinated debt securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such debt securities (except for certain obligations to convert, exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such debt securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (6) under “—Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4) in the case of subordinated debt securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).

Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any debt securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clause (6) (with respect only to Significant Subsidiaries) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such debt securities are subordinated debt securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such debt securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304).

Notices

Notices to Holders of debt securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a debt security is registered as the absolute owner of the debt security (whether or not such debt security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

Governing Law

The Indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK

We may offer common stock, no par value per share, and preferred stock, no par value per share, under this prospectus. Our authorized capital stock currently consists of 250,000,000 shares of common stock and 25,000,000 shares of preferred stock. At December 1, 2010, 115,507,866 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

The Company has two hundred seventy-five million (275,000,000) shares, of which two hundred fifty million (250,000,000) shares are designated as common stock, no par value and twenty-five million (25,000,000) shares are designated as preferred stock, no par value, authorized by its Certificate of Formation. The holders of the common stock of the Company shall be entitled at all meetings of shareholders to one vote for each share of such stock held by them. Cumulative voting is expressly prohibited by the Certificate of Formation. The Company’s Bylaws provide that with respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

Shareholders of the Company have no preemptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

The Board of Directors has the authority to issue the authorized but unissued shares of common stock without action by the shareholders. Any future issuance of such shares would reduce the percentage ownership held by existing shareholders and might dilute the book value of their shares.

The shares of our common stock presently outstanding are fully paid and non-assessable, and any shares issued by us pursuant to this prospectus will be fully paid and non-assessable when issued. Our common stock trades on the NYSE under the symbol “BPZ.”

Preferred Stock

The Company may issue preferred stock from time to time in one or more series, pursuant to certain authority held by the Board, including the authority to fix the rights, voting rights, designations, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of such preferred stock. The issuance of the preferred stock may, among other things, have the effect of diluting the holders of the Company’s common stock and delaying, deferring, or preventing a change in control of the Company. The shares of preferred stock of the Company are not currently designated by any series, and there are currently no outstanding shares of preferred stock.

Anti-Takeover Provisions

We are a Texas corporation are subject to the Texas “business combination” statute, which restricts mergers and other business combinations with certain persons who have acquired significant blocks of a corporation’s stock. The Texas statute provides that, if a person acquires 20% or more of the stock of a Texas corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years. The Texas statute includes an exception to this prohibition. If, for example, the board of directors approves the stock acquisition or the transaction prior to or after the time that the person becomes an “affiliated shareholder” (i.e. attaining 20% ownership), or if the transaction is approved by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the affiliated shareholder, then the prohibition on business combinations is not applicable.

Classified Board of Directors

The Texas Certificate of Formation and the Texas Bylaws of the Company provide for a staggered board of directors to be divided into three classes. Presently the Board has six members, and each class will consist of two directors. The terms of office of directors of the first class will expire at the first annual meeting of shareholders after their election, that of the second class will expire at the second annual meeting after their election, and that of the third class, will expire at the third annual meeting after their election.

Liability and Indemnity of Officers and Directors

Our articles and bylaws provide for indemnification of our directors to the fullest extent permitted by applicable law. Chapter 8 of the Texas Business Organizations Code provides that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.

Written Consent of Shareholders

Our articles of incorporation provide that any action by our shareholders must be taken at an annual or special meeting of shareholders. No action of the shareholders may be taken by written consent or consents of the shareholders. Special meetings of the shareholders may be called only by holders of not less than 30% of all the shares entitled to vote or by the Chairman of the Board, the President or the Board of Directors.

Advance Notice Procedure for Shareholder Proposals

Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director must contain specific information concerning the person to be nominated and must be delivered to and received at our principal executive offices as follows:

●

with respect to an election to be held at the annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders; and

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with respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting.

Notice of shareholders’ intent to raise business at an annual meeting must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders. These procedures may operate to limit the ability of shareholders to bring business before a shareholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Removal of Director

Our bylaws provide that neither any director nor the board of directors may be removed without cause and that any removal for cause would require the affirmative vote of the holders of at least 60% of the voting power of the outstanding capital stock entitled to vote for the election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF SECURITIES WARRANTS

We may issue warrants for the purchase of our common stock and preferred stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2) the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3) United States federal income tax consequences applicable to the warrants;

(4) the amount of the warrants outstanding as of the most recent practicable date; and

(5) any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock or preferred stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following is a general description of the terms of the subscription rights we may issue from time to time. Particular terms of any subscription rights we offer will be described in the prospectus supplement relating to such rights.

We may issue subscription rights to purchase our equity or debt securities. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the shareholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

●	the price, if any, for the subscription rights;
●	the exercise price payable for our equity or debt securities upon the exercise of the subscription rights;
●	the number of subscription rights issued to each shareholder;
●	the amount of our equity or debt securities that may be purchased per each subscription right;
●	the extent to which the subscription rights are transferable;
●	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;
●	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;
●	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and
●	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, debt securities, depositary shares, warrants, subscription rights or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

●

the terms of the units and of any of the common stock, preferred stock, debt securities, depositary shares, warrants or subscription rights comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

●	a description of the terms of any unit agreement governing the units; and
●	a description of the provisions for the payment, settlement, transfer or exchange of the units.

The provisions described in this section, as well as those described under “Description of Capital Stock,” “Description of Debt Securities,” “Description of Securities Warrants,” “Description of Depositary Shares,” and “Description of Subscription Rights” will apply to each unit and to any common stock, preferred stock, debt securities, warrants, depositary shares and subscription rights in each unit, respectively.

PLAN OF DISTRIBUTION

We may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods, or through any other method permitted by applicable law. We may sell the securities in and outside the United States through underwriters, brokers or dealers, agents or directly to one or more purchasers. We may sell securities through a rights offering, forward contracts or similar arrangements. We may distribute the securities from time to time in one or more transactions:

●	at fixed price or prices, which may be changed;
●	at market prices prevailing at the time of sale;
●	at prices related to such prevailing market prices; or
●	at negotiated prices.

A prospectus supplement or supplements will describe the terms of the offering, including the following information:

●	the terms of the offering
●	the names of any underwriters, brokers, dealers or agents;
●	the purchase price of the securities from us;
●	the net proceeds to us from the sale of the securities;
●	any delayed delivery arrangements;
●	any underwriting discounts, commissions and other items constituting underwriters’ compensation;
●	the initial public offering price;
●	any discounts or concessions allowed or reallowed or paid to dealers; and
●	any commissions paid to agents.

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934, as amended.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Pursuant to any standby underwriting agreement entered into in connection with a subscription rights offering to our stockholders, persons acting as standby underwriters may receive a commitment fee for all securities underlying the subscription rights that the underwriter commits to purchase on a standby basis. Additionally, prior to the expiration date with respect to any subscription rights, any standby underwriters in a subscription rights offering to our stockholders may offer such securities on a when-issued basis, including securities to be acquired through the purchase and exercise of subscription rights, at prices set from time to time by the standby underwriters. After the expiration date with respect to such subscription rights, the underwriters may offer securities of the type underlying the subscription rights, whether acquired pursuant to a standby underwriting agreement, the exercise of the subscription rights or the purchase of such securities in the market, to the public at a price or prices to be determined by the underwriters. The standby underwriters may thus realize profits or losses independent of the underwriting discounts or commissions paid by us. If we do not enter into a standby underwriting arrangement in connection with a subscription rights offering to our stockholders, we may elect to retain a dealer-manager to manage such a subscription rights offering for us. Any such dealer-manager may offer securities of the type underlying the subscription rights acquired or to be acquired pursuant to the purchase and exercise of subscription rights and may thus realize profits or losses independent of any dealer-manager fee paid by us.

We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Underwriters, brokers, dealers or agents, could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange.

We may sell the securities directly. In that event, no underwriters, brokers, dealers or agents would be involved.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

PRICE RANGE OF OUR COMMON STOCK

On December 1, 2010, we had 115,507,866 shares of common stock outstanding, beneficially held by an estimated 17,614 holders. Our common stock is listed on the NYSE under the symbol “BPZ.”

The closing price of our common stock on December 1, 2010, as reported on the NYSE, was $4.42 per share. The following table shows the high and low intraday sales prices of our common stock during 2008, 2009, and 2010 through December 1, 2010:

	High	Low
2008
First Quarter	$23.20	$10.51
Second Quarter	29.52	17.20
Third Quarter	29.88	12.00
Fourth Quarter	17.39	3.95
2009
First Quarter	9.18	2.25
Second Quarter	7.65	3.60
Third Quarter	8.07	4.52
Fourth Quarter	9.98	6.05
2010
First Quarter	9.85	5.63
Second Quarter	7.47	4.08
Third Quarter	4.85	3.03
Fourth Quarter (through December 1, 2010)	4.71	3.26

LEGAL MATTERS

The validity of the equity and debt securities registered in this offering will be passed upon by the law firm of Seyfarth Shaw LLP, Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

Our consolidated balance sheets as of December 31, 2009 and 2008 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2009 (filed March 31, 2010) have been audited by Johnson Miller & Co., CPA’s PC, independent registered public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

Certain estimates of proved oil reserves for us incorporated by reference herein were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the Commission.

The Company files annual, quarterly and current reports, proxy statements and other documents with the Commission under the Securities Act of 1934. Our file number is 001-12697. The public may read and copy any materials that we file with the Commission at the Commission’s Public Reference Room at Headquarters Office, 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the Commission. The public can obtain any documents that we file electronically with the Commission at http://www.sec.gov. In addition, the Company maintains a website (www.bpzenergy.com) on which we also make available, free of charge, all of the Company’s above mentioned filings with the Commission, including Forms 3, 4 and 5 filed with respect to our equity securities under Section 16(a) of the Securities Act of 1934. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the Commission. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the Commission, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the Commission (except for those items furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K unless otherwise stated therein):

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010, as amended on Form 10-K/A for the fiscal year ended December 31, 2009, filed on April 30, 2010.

●	Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed on May 10, 2010.

●	Quarterly Report on Form 10-Q for the period ended June 30, 2010, filed on August 9, 2010.

●	Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed on November 9, 2010.

●	The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2009:

(1)	Current Report on Form 8-K filed on January 4, 2010;
(2)	Current Report on Form 8-K filed on February 2, 2010;
(3)	Current Report on Form 8-K filed on February 5, 2010;
(4)	Current Report on Form 8-K filed on February 9, 2010;
(5)	Current Report on Form 8-K filed on February 17, 2010;
(6)	Current Report on Form 8-K filed on February 19, 2010;
(7)	Current Report on Form 8-K filed on February 22, 2010;
(8)	Current Report on Form 8-K filed on February 26, 2010;
(9)	Current Report on Form 8-K filed on March 11, 2010;
(10)	Current Report on Form 8-K filed on March 15, 2010;
(11)	Current Report on Form 8-K filed on March 31, 2010;
(12)	Current Report on Form 8-K filed on May 11, 2010;
(13)	Current Report on Form 8-K filed on May 17, 2010;
(14)	Current Report on Form 8-K filed on May 27, 2010;
(15)	Current Report on Form 8-K filed on June 7, 2010;
(16)	Current Report on Form 8-K filed on July 13, 2010;
(17)	Current Report on Form 8-K filed on August 2, 2010;
(18)	Current Report on Form 8-K filed on August 10, 2010;
(19)	Current Report on Form 8-K filed on August 16, 2010;
(20)	Current Report on Form 8-K filed on August 19, 2010;
(21)	Current Report on Form 8-K filed on August 27, 2010;
(22)	Current Report on Form 8-K filed on September 28, 2010;
(23)	Current Report on Form 8-K filed on October 5, 2010;
(24)	Current Report on Form 8-K filed on November 9, 2010; and
(25)	Current Report on Form 8-K filed on November 23, 2010; and
(26)	Current Report on Form 8-K filed on December 1, 2010.

●

The description of our common stock contained in our Registration Statement on Form 8-A as originally filed with the Commission on October 20, 2009, and any amendment or report that may be filed from time to time for the purpose of updating, changing or modifying the description of our common stock.

In addition, all documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may obtain copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing Corporate Secretary, BPZ Resources, Inc., 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079, or calling (281) 556-6200.

 $125,000,000

8.50% Convertible Senior Notes due 2017

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

September 20, 2013